
07081350

WD-40 HAD A COLORFUL YEAR

SALES BY SEGMENT

57% OF THE COMPANY'S TOTAL WD-40 BRAND SALES COMES FROM OUTSIDE THE U.S.

AMERICAS

Products: WD-40, 3-IN-ONE, 2000 Flushes, Spot Shot, Carpet Fresh, X-14, Lava

Up 0.2% vs. last year

Lubricant sales up 8.1% vs. last year

Household Product sales down 9.9% vs. last year

Hand Cleaners down 3.5% vs. last year

ASIA-PAC

Products: WD-40, 3-IN-ONE, No Vac, Solvol

Up 14.9% vs. last year

Asia sales up 8.0%

Australia sales up 29.0%

EUROPE

Products: WD-40, 3-IN-ONE, 1001

Up 22.0% vs. last year

Strong growth in UK, France, Germany, Italy, Spain, Eastern and Northern Europe and the Middle East


61%
31%
8%

SALES BY SEGMENT

Americas
$187,146,000

Europe
$96,485,000

Asia-Pac
$24,185,000

Year over year change in global FOREX positively impacted sales by $9.3 million or 3%

“WE ALL SEE ONE MARKET, AND IT’S GLOBAL.”

G’day

Though I shared this insight with you in my last shareholder letter, this year it is even more relevant. In fact, that’s why we are featuring flags on the cover of this Annual Report. It’s our way of paying tribute to the many people — in countries all over the world — who are part of our ever-expanding global market.

To see how far we’ve come, let’s take a look back at 1998 for just a moment. That was the year we embarked on a diversification strategy by “brand, borders, and trade channels”. Our sales, totaling about $138 million worldwide, consisted predominantly of lubricants. Fifty-six percent of sales came from the U.S and 44% percent of sales came from other markets.

As we look at our business today, 2007 was a record year for us — with $308 million in net sales. Our lubricant sales comprise 70% of our total business, and 58% of these sales are in markets outside of the U.S. Compared to 1998, our lubricant sales outside of the U.S. have doubled, and we have a sustainable household products segment in the U.S. and a growing household products segment in the United Kingdom and Australia.

INNOVATION

Here at WD-40, we define innovation as “creation in a better form” and we continually strive to deliver it to our customers.

+ It has been gratifying to see the development and launch of the WD-40 Smart Straw® in 2007. Smart Straw is an innovative delivery system that enhances value for our consumers. In an effort to deliver this value to as many consumers as possible in the U.S., we have decided to incorporate the Smart Straw technology into most of our WD-40® can sizes during the coming year.
+ As part of our ongoing commitment to develop environmentally friendly products, this year we introduced Spot Shot “PetClean,™” an innovative product that is not only non-toxic but also biodegradable.

RENOVATION

Renovation, which we define as the process of “improving existing products,” remains another key focus for us.

+ This year we re-launched the X-14 The Bathroom X-pert® product line, positioning it as the “bathroom expert” — capable of helping consumers with a wide range of bathroom cleaning chores.
+ Our 3-In-One® professional line has experienced progressive change this year with the addition of a garage door lube product that incorporates the Smart Straw technology.
+ In 2007, we refreshed the packaging and marketing communications in our Carpet Fresh® product line, and in the coming year we will be revitalizing our Lava® product packaging.

This past year we also investigated new and different ways of going to market. For example, we are currently experimenting with Direct Response TV as a vehicle for introducing new products to more consumers.

A YEAR OF ACCOMPLISHMENTS

Even with the continued pressure of increased raw material costs, our gross margins have improved , thanks to the focus of our people.

We also opened our subsidiary in China ahead of schedule and under budget — demonstrating our commitment to develop our business in those high potential markets we’ve identified.

Business is not without risk, so you should be continually aware of some of the areas that could affect the company. Litigation in the U.S. continues to be an ever-increasing part of society, and our business along with the entire business community will always have legal exposure. Please be sure to review the complete list of risk factors contained in our Form 10-K.

I believe we have made solid progress on our strategy by expanding our global reach, increasing distribution in new trade channels, and expanding our portfolio of brands. This has resulted in a more robust global business and record sales and earnings, as you will see in the 10-K section of this Annual Report.

In closing, I want to thank you for giving me the opportunity to lead a great team of people, to care for and expand our great brands and to grow a great company.



Garry Ridge
President & CEO

PROFITABILITY RATIOS

(after tax) Return on Sales	10%	Return on Assets	11%	Return on Equity	19%

WTD AVERAGE SHARES OUTSTANDING, DILUTED
(in millions)



17.1
16.8
16.9
17.3
04
05
06
07

SALES
(in millions)



242.5
263.2
286.9
307.8
04
05
06
07

SALES PER EMPLOYEE
(in thousands)



1,128
1,155
1,191
1,170
04
05
06
07

EARNINGS PER SHARE
(in dollars)



1.50
1.65
1.66
1.83
04
05
06
07

NET INCOME YEAR EARNINGS
(in millions)



25.6
27.8
28.1
31.5
04
05
06
07

Stock Performance Graph

The following graph compares the cumulative total stockholder return on the Company's Common Shares with the cumulative total return of a Peer Group of consumer product companies, the Standard & Poor's 500 Composite Stock Index ("S & P 500"), the Standard & Poor's Small Cap 600 Composite Stock Index ("S & P 600") and the Russell 2000 Composite Stock Index ("Russell 2000") for the five fiscal years ending August 31, 2007. The comparison assumes $100 invested on August 31, 2002 in the Company's Common Shares and in each of the indices.

COMPARISON OF FIVE-YEAR CUMULATIVE RETURNS

WD-40 Company, a Peer Group and the S&P 500 Index, S & P Small Cap 600 Index, Russell 2000 Index.


250.00
200.00
150.00
100.00
FY 2002
FY 2003
FY 2004
FY 2005
FY 2006
FY 2007
WD-40 Company
S&P 500
S&P Smallcap 600
Russell 2000
Peer Group

	Year ended August 31					
	2002	2003	2004	2005	2006	2007
WD-40 Company	100.00	114.06	114.74	119.21	148.01	152.23
S & P 500	100.00	112.07	124.90	140.59	153.08	176.25
S & P Small Cap 600	100.00	122.70	140.93	178.27	190.98	218.24
Russell 2000	100.00	129.08	143.73	176.94	193.50	215.48
Peer Group	100.00	105.95	117.68	128.13	139.26	154.62

The Peer Group returns are based upon beginning-of-year market capitalization weighting of the cumulative returns for the following 11 consumer product companies: Alberto-Culver Co., Church & Dwight, Inc., Enesco Group, Inc., Kimball International, Lancaster Colony Corp., La-Z-Boy Chair Co., National Presto Industries, Inc., Oneida Ltd., RPM Inc.-Ohio, Scotts Company and Valspar Corp.

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WD-40 Company

Table of Contents

[THIS PAGE INTENTIONALLY LEFT BLANK]

WD-40 COMPANY

1061 Cudahy Place
San Diego, California 92110

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To the Stockholders:

The 2007 Annual Meeting of Stockholders will be held at the Mission Valley Hilton Hotel, 901 Camino del Rio South, San Diego, California 92108, on Tuesday, December 11, 2007, at 2:00 p.m. for the following purposes:

1. To elect a Board of Directors for the ensuing year and until their successors are elected and qualified;

2. To approve the WD-40 Company 2007 Stock Incentive Plan;

3. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year 2008; and

4. To consider and act upon such other business as may properly come before the meeting.

Only the stockholders of record at the close of business on October 18, 2007 are entitled to vote at the meeting.

By Order of the Board of Directors
Maria M. Mitchell
Secretary

San Diego, California
November 8, 2007

PROXY STATEMENT

GENERAL INFORMATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of WD-40 Company for use at its Annual Meeting of Stockholders to be held on December 11, 2007, and at any postponements or adjournments thereof. This Proxy Statement and enclosed form of Proxy are first sent to stockholders on or about November 8, 2007.

At the meeting, the stockholders of WD-40 Company will vote to elect the Board of Directors for the ensuing year, to approve the WD-40 Company 2007 Stock Incentive Plan, and to ratify the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm. Detailed information concerning these matters is set forth below. Management knows of no other business to come before the meeting.

The close of business on October 18, 2007 is the record date for stockholders entitled to notice of and to vote at the Annual Meeting of Stockholders of WD-40 Company. On October 18, 2007, WD-40 Company had outstanding 16,859,720 shares of $.001 par value common stock. Stockholders of record entitled to vote at the meeting will have one vote for each share so held on the matters to be voted upon. A majority of the outstanding shares will constitute a quorum at the meeting. Abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum.

If the enclosed form of Proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the instructions specified thereon. Except as described herein with respect to broker non-votes, if no specification is made, the shares will be voted by the proxy holder as set forth on the Proxy. A Proxy may be revoked by attendance at the meeting or by filing a Proxy bearing a later date with the Secretary of the Company.

The cost of soliciting proxies will be borne by the Company. Solicitations other than by mail may be made by telephone or in person by employees of the Company for which the expense will be nominal.

PRINCIPAL SECURITY HOLDERS

The following table sets forth information concerning those persons known to the Company to be the beneficial owners of more than 5% of the common stock of the Company.

Name and Address of Beneficial Owner	Amount and Nature Of Beneficial Ownership October 18, 2007	Percent of Class
Allianz Global Investors of America LP 680 Newport Center Dr. Suite 250 Newport Beach, CA 92660	1,446,660[1]	8.6%
NWQ Investment Management Co, LLC 2049 Century Park East 16th Floor Los Angeles, CA 90067	1,166,403[2]	6.9%
Barclays Global Investors UK Holdings Limited 1 Churchill Place Canary Wharf London, England	1,007,678[3]	6.0%
Mario L. Crivello San Diego, CA	898,593[4]	5.3%

[1] As of June 30, 2007, Allianz Global Investors of America LP ("Allianz") filed a report on Form 13F with the Securities and Exchange Commission to report beneficial ownership of 1,446,660 shares. Allianz reported shared investment discretion with respect to all shares, sole voting authority with respect to 373,200 shares, shared voting authority with respect to 1,048,060 shares and no voting authority with respect to 25,400 shares. Beneficial ownership information as of October 17, 2007 is unavailable.

[2] As of June 30, 2007, NWQ Investment Management Co., LLC ("NWQ") filed a report on Form 13F with the Securities and Exchange Commission to report beneficial ownership of 1,166,403 shares. NWQ reported shared investment discretion with respect to all shares, shared voting authority with respect to 990,252 shares and no voting authority with respect to 176,151 shares. Beneficial ownership information as of October 17, 2007 is unavailable.

[3] As of June 30, 2007, Barclays Global Investors UK Holdings Limited ("Barclays") filed a report on Form 13F with the Securities and Exchange Commission to report beneficial ownership of 1,007,678 shares. Barclays reported shared investment discretion with respect to all shares, sole voting authority with respect to 874,300 shares and no voting authority with respect to 133,378 shares. Beneficial ownership information as of October 17, 2007 is unavailable.

[4] Mr. Crivello has sole voting and investment power over 766,404 shares held in trust for the benefit of others. He also has sole voting and investment power over 14,780 shares held as custodian for others and 101,609 shares held directly. Mr. Crivello also has the right to acquire 15,800 shares upon exercise of stock options.

ITEM NO. 1

NOMINEES FOR ELECTION AS DIRECTORS

AND SECURITY OWNERSHIP OF MANAGEMENT

Unless marked to the contrary, the Proxies received will be voted for the election of the nine nominees named below to serve as Directors until the next Annual Meeting of Stockholders and until their successors are elected or appointed. In the event any nominee is unable or declines to serve as a Director at the time of the Annual Meeting, any proxy granted to vote for such Director will be voted for a nominee designated by the present Board of Directors to fill such vacancy.

The nominees for election to the Board of Directors who receive a plurality the votes cast for the election of Directors by the shares present, in person or by proxy, shall be elected as Directors. Holders of common stock are not entitled to cumulate their votes in the election of Directors. Withheld votes and broker non-votes (which are treated as "withheld" votes) are not counted as votes in favor of any nominee. Since the nominees receiving the most votes will be elected as Directors, withheld votes and broker non-votes will have no effect upon the outcome of the election.

Article III, Section 2 of the Bylaws of the Company, approved by stockholders on December 14, 1999, provides that the authorized number of Directors of the Company shall be not less than nine nor more than twelve until changed by amendment of the Certificate of Incorporation or by a bylaw duly adopted by the stockholders. The exact number of Directors is to be fixed from time to time by a bylaw or amendment thereof duly adopted by the stockholders or by the Board of Directors. Gary L. Luick will retire from the Board of Directors as of the date of the annual meeting of stockholders. The number of directors was fixed at nine effective upon the expiration of Mr. Luick's term of office by resolution of the Board of Directors adopted on October 16, 2007.

Director Independence

The Board of Directors has determined that each director nominee other than Garry O. Ridge is an independent director as defined in Rule 4200(a)(15) of the Marketplace Rules of the Nasdaq Stock Market, Inc. (the "Nasdaq Rules".)

Security Ownership of Directors and Executive Officers

The following table sets forth certain information, including beneficial ownership of the Company's common stock, for the nine nominees, for the executive officers named in the Summary Compensation Table on Page 22 of this proxy statement, and for all Directors and executive officers as a group.

Director Nominee	Age	Principal Occupation	Director Since	Amount and Nature of Beneficial Ownership October 18, 2007[1]	
				Number	Percent of Class
John C. Adams, Jr.	59	Investor; Retired Chairman and CEO, AutoZone, Inc.	2001	20,526[2]	*
Giles H. Bateman	62	Investor	2003	15,508[3]	*
Peter D. Bewley	61	Investor, Retired General Counsel, The Clorox Company	2005	12,781[4]	*
Richard A. Collato	64	President & CEO, YMCA of San Diego County	2003	17,772[3]	*
Mario L. Crivello	67	Investor	1994	898,593[2,5]	5.3%
Linda A. Lang	49	Chairman & CEO, Jack in the Box, Inc.	2004	15,442[6]	
Kenneth E. Olson	71	Investor; Former Chairman and CEO, Proxima Corporation	2000	20,776[2]	*
Garry O. Ridge	51	President and CEO, WD-40 Company	1997	150,932[7]	*
Neal E. Schmale	61	Chairman of the Board, WD-40 Company; President and COO, Sempra Energy	2001	20,526[2]	*

* Less than one (1) percent.

[1] All shares owned directly unless otherwise indicated.

[2] Mr. Adams, Mr. Crivello, Mr. Olson and Mr. Schmale each have the right to acquire 15,800 shares upon the exercise of stock options.

[3] Mr. Bateman and Mr. Collato each have the right to acquire 13,800 shares upon the exercise of stock options.

[4] Mr. Bewley has the right to acquire 9,800 shares upon the exercise of stock options.

[5] Mr. Crivello has sole voting and investment power over 766,404 shares held in trust for the benefit of others. He also has sole voting and investment power over 14,780 shares held as custodian for others and 101,609 shares held directly.

[6] Ms. Lang has the right to acquire 11,800 shares upon the exercise of stock options.

[7] Mr. Ridge has the right to acquire 137,580 shares upon exercise of stock options. Mr. Ridge has voting and investment power over 992 shares held under the Company's 401(k) plan.

Executive Officer	Age	Principal Occupation	Director Since	Amount and Nature of Beneficial Ownership October 18, 2007[1] Number	Percent of Class
Michael L. Freeman	53	Division President, the Americas, WD-40 Company	N/A	55,005[2]	*
Michael J. Irwin	44	Executive Vice President and Chief Financial Officer, WD-40 Company	N/A	53,641[3]	*
Graham P. Milner	52	Executive Vice President, Global Development, Chief Branding Officer, WD-40 Company	N/A	79,058[4]	*
William B. Noble	48	Managing Director Europe, WD-40 Company Ltd. (U.K.)	N/A	47,630[5]	*
All Directors and Executive Officers as a Group				1,447,280[6]	8.3%

* Less than one (1) percent.

1 All shares owned directly unless otherwise indicated.

2 Mr. Freeman has the right to acquire 44,430 shares upon exercise of stock options. Mr. Freeman has voting and investment power over 1,819 shares held under the Company's 401(k) plan.

3 Mr. Irwin has the right to acquire 48,550 shares upon exercise of stock options. Mr. Irwin has voting and investment power over 691 shares held under the Company's 401(k) plan.

4 Mr. Milner has the right to acquire 70,630 shares upon exercise of stock options. Mr. Milner has voting and investment power over 1,364 shares held under the Company's 401(k) plan.

5 Mr. Noble has the right to acquire 46,130 shares upon exercise of stock options.

6 Total includes the rights of directors and executive officers to acquire 513,610 shares upon exercise of stock options and 4,866 shares held by executive officers under the Company's 401(k) plan.

Nominees for Election as Directors

John C. Adams, Jr. was elected to the Board of Directors in 2001. Mr. Adams served as President and Chief Executive Officer of AutoZone, Inc. from 1996 until 1998, then serving as Chairman and Chief Executive Officer until his retirement in 2001. He previously served as President of the Miami division of Malone & Hyde, Inc., AutoZone's former parent company from 1984 until 1990. Mr. Adams was an owner of Nicotiana Enterprises, Inc., a food distribution company, from 1990 until 1995. Mr. Adams is a director of Tractor Supply Company.

Giles H. Bateman was elected to the Board of Directors in 2003. Mr. Bateman was a co-founder and Chief Financial Officer of Price Club from 1976 until 1991. Mr. Bateman served as director and chairman of CompUSA, Inc. from 1994 until 2000. Mr. Bateman is a director of Life Time Fitness, Inc. and United PanAm Financial Corp.

Peter D. Bewley was appointed to the Board of Directors in 2005. Mr. Bewley was the Senior Vice President–General Counsel & Secretary of The Clorox Company from 1998 to 2005.

Richard A. Collato was elected to the Board of Directors in 2003. Mr. Collato is President & CEO of the YMCA of San Diego County. Mr. Collato is a director of Sempra Energy and Surge Global Energy Inc.

Mario L. Crivello was elected to the Board of Directors in 1994. Mr. Crivello is retired, having been the managing owner and master of Tuna Purse Seiners.

Linda A. Lang was elected to the Board of Directors in 2004. Ms. Lang has served as director, President and Chief Operating Officer of Jack in the Box, Inc. since 2003. Ms. Lang was elected Chairman of the Board &

Chief Executive Officer of Jack in the Box, Inc. as of October 2, 2005. Over the past 16 years, Ms. Lang has held the offices of Executive Vice President, Senior Vice President Marketing, Vice President and Regional Vice President, Southern California Region, Vice President Marketing and Vice President of Products, Promotions and Consumer Research at Jack in the Box, Inc.

Kenneth E. Olson was elected to the Board of Directors in 2000. Mr. Olson served as Chairman and CEO of Proxima Corporation, a digital imaging products company, from 1990 to 1998. He is a director of Digirad Corporation.

Garry O. Ridge joined WD-40 Company in 1987 as Managing Director, WD-40 Company (Australia) Pty. Limited and he was responsible for Company operations throughout the Pacific and Asia. Mr. Ridge transferred to the corporate office in 1994 as Director International Operations and was elected Vice President — International in 1995. He was elected to the position of Executive Vice President/Chief Operating Officer in 1996 and he was named President and Chief Executive Officer in 1997. He was also elected to the Board of Directors in 1997. Prior to joining WD-40 Company Mr. Ridge was Managing Director of Mermax Pacific Pty. Ltd. and held a number of senior management positions with Hawker Pacific Pty. Ltd. (a Hawker Siddeley PLC Group Company) which was a licensee for WD-40 until 1988.

Neal E. Schmale was elected to the Board of Directors in 2001. Mr. Schmale was named Chairman of the Board in 2004. Mr. Schmale has served as President and COO of Sempra Energy since January 2006. Previously, he was Executive Vice President and CFO of Sempra Energy from 1998 through 2005. Mr. Schmale is a director of Sempra Energy and Murphy Oil Corporation.

Board of Directors Meetings, Committees and Annual Meeting Attendance

The Board of Directors is charged by the stockholders with managing the business affairs and exercising the corporate power of the Company. The Board of Directors relies on the following standing committees to assist in carrying out the Board of Directors' responsibilities: the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Finance Committee. Each of the committees has a written charter approved by the Board of Directors and such charters are available on WD-40 Company's web site at *www.wd40.com* on the "Officers & Directors" page under the Investor Relations tab. There were four scheduled meetings of the Board of Directors during the last fiscal year. All directors serving for the full fiscal year attended at least 75 percent of the aggregate of the total number of meetings of the Board and of all committees on which the director served. The Board of Directors holds an annual organizational meeting on the date of the Annual Meeting of Stockholders. All directors are expected to attend the Annual Meeting. At the last Annual Meeting of Stockholders, all directors were present.

Board of Directors Compensation

Director compensation is set by the Board of Directors upon the recommendation of the Corporate Governance Committee. The Corporate Governance Committee conducts an annual review of director compensation, including consideration of surveys of companies considered comparable to the Company in total revenues and market capitalization. The independent compensation advisor serving the Compensation Committee of the Board of Directors, Compensia, Inc., has also provided guidance to the Corporate Governance Committee with respect to director compensation recommendations. For fiscal year 2007, directors received compensation for services as directors pursuant to a director compensation policy which is reviewed annually. As approved on December 12, 2006, the director compensation policy provided for compensation of directors as follows: For 2007, each non-employee director is entitled to receive a base annual fee of $32,000 for services provided from the date of the Company's annual meeting to the next annual meeting. The Chairman of the Board receives an additional annual fee of $14,000. Non-employee directors receive additional cash compensation for service on committees. The Chairman of the Audit Committee receives $16,000 and each other member of the Audit Committee receives $8,000. Each Chairman of the Compensation Committee, the Corporate Governance Committee and the Finance

Committee receives $8,000 and each other member of those committees receives $4,000. All annual fees are payable in March. For service during the year, non-employee directors also received non-qualified stock options to purchase 3,800 shares of the Company's common stock. The options were granted on the date of the Company's Annual Meeting in 2006 pursuant to the Company's 1990 Incentive Stock Option Plan. The stock options are immediately exercisable with a termination date ten years from the grant date. The exercise price for options granted to the directors was $32.78, equal to the closing price of the Company's shares as of the day of the Annual Meeting.

The Company has maintained the 1999 Non-Employee Director Restricted Stock Plan (the "Director Stock Plan") providing for the issuance of shares of restricted common stock of the Company to each non-employee member of the Board of Directors. Shares have been issued under the Director Stock Plan in lieu of cash compensation according to an election made by the director prior to November 30th of the year prior to the year of service. A director who held shares of the Company having a value of at least $50,000 has been entitled to elect to receive the entire annual director's fee in cash. Otherwise, directors received restricted stock in lieu of $5,500 of cash compensation and they have been permitted to elect to receive restricted stock in lieu of the balance of their base annual fee in increments of $5,500. The restricted shares have been issued in accordance with a director's election as soon as practicable after the first day of March of the year of service. The number of shares issued is equal to the amount of compensation to be paid in shares divided by 90% of the closing price of the Company's shares as of the first business day of March.

Restricted shares issued to a director do not become vested for resale for a period of five years or until the director's retirement from the Board following the director's 65th birthday. Unless a director has reached age 65, the shares are subject to forfeiture if, during the five year vesting period, the director resigns from service as a director.

The Company also maintains a Director Contributions Fund from which each incumbent director has the right, at a specified time each fiscal year, to designate $6,000 in charitable contributions to be made by the Company to properly qualified (under Internal Revenue Code Section 501(c)(3)) charitable organizations.

The following Director Compensation table provides information concerning director compensation earned by each non-employee director for services rendered in fiscal year 2007. Amounts earned and reported in the Director Compensation table for each director are dependent upon each director's election to receive discounted shares in lieu of all or part of the director's annual base fee under the Director Stock Plan as described above and on the various committees on which each director served as a member or as chairman during the fiscal year.

DIRECTOR COMPENSATION
Fiscal Year 2007

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	All Other Compensation ($)[4]	Total ($)
John C. Adams, Jr.	$41,330	$0	$26,676	$6,000	$74,006
Giles H. Bateman	$53,192	$0	$26,676	$6,000	$85,868
Peter D. Bewley	$47,989	$0	$26,676	$6,000	$80,665
Richard A. Collato	$48,989	$0	$26,676	$6,000	$81,665
Mario L. Crivello	$35,500	$0	$26,676	$6,000	$68,176
Linda A. Lang	$46,989	$0	$26,676	$6,000	$79,665
Gary L. Luick	$42,125	$0	$26,676	$6,000	$74,801
Kenneth E. Olson	$42,500	$0	$26,676	$6,000	$75,176
Neal E. Schmale	$50,330	$0	$26,676	$6,000	$83,006

1 For services rendered during fiscal year 2007, directors received restricted shares of the Company's common stock in lieu of all or part of their base annual fees pursuant to their respective elections under the Director Stock Plan (as described in the narrative preceding the Director Compensation table) as follows: John C. Adams, Jr. and Neal E. Schmale received shares valued at $8,530; Giles H. Bateman received shares valued at $16,817; Peter D. Bewley, Richard A. Collato and Linda A. Lang received shares valued at $34,989; and Gary L. Luick received shares valued at $1,524.

2 No amounts are included in the Stock Awards column since all of the shares awarded to the directors pursuant to the Director Stock Plan were awarded pursuant to elections to receive shares in lieu of all or part of the directors' base annual fees. The value of the shares received by each director pursuant to their respective elections to receive shares is included in the Fees Earned or Paid in Cash column and detailed in footnote 1.

3 Non-qualified stock options to acquire 3,800 shares of the Company's common stock were granted to the directors on December 12, 2006 at an exercise price of $32.78 per share. The options were fully vested upon the date of grant. The Option Awards fair value of $7.02 per share for such options has been determined as of the grant date of December 12, 2006 using the Black-Scholes Option Valuation model. The following assumptions were used in determining the value: (i) a dividend yield of 3.05%; (ii) expected volatility of 0.2389; (iii) a 5.61-year risk free interest rate of 4.45%; and (iv) an expected option term/life of 5.61 years. The reported amounts equal the grant date fair value for the stock options computed under FAS 123R since the options were fully vested as of the date of grant. The outstanding options for each director as of the end of the fiscal year is reported with respect to such director's security ownership as of October 18, 2007 on page 4 of this proxy statement.

4 Amounts represent charitable contributions made by the Company as designated by each non-employee director pursuant to the Company's Director Contribution Fund.

Stockholder Communications with Board of Directors

Stockholders may send communications to the Board of Directors by submitting a letter addressed to: WD-40 Company, Corporate Secretary, 1061 Cudahy Place, San Diego, CA 92110

The Board of Directors has instructed the Corporate Secretary to forward such communications to the chairman of the Board of Directors. The Board of Directors has also instructed the Corporate Secretary to review such correspondence and, at the Corporate Secretary's discretion, to not forward correspondence which is deemed of a commercial or frivolous nature or inappropriate for Board of Director consideration. The Corporate Secretary may also forward the stockholder communication within the Company to another department to facilitate an appropriate response.

Committees

Director	Audit	Compensation	Governance	Finance
John C. Adams, Jr.			✓	✓
Giles H. Bateman	Chairman			✓
Peter D. Bewley		✓	Chairman	
Richard A. Collato	✓	Chairman		
Mario L. Crivello		✓		
Linda A. Lang		✓		Chairman
Gary L. Luick	✓	✓		
Kenneth E. Olson	✓		✓	
Garry O. Ridge				
Neal E. Schmale			✓	
Number of Meetings Held in Fiscal Year 2007	4	4	4	4

Corporate Governance Committee

The Corporate Governance Committee is comprised of Peter D. Bewley (Chairman), John C. Adams, Jr., Kenneth E. Olson and Neal E. Schmale. The Corporate Governance Committee also functions as the Company's nominating committee and is comprised exclusively of independent directors as defined in the Nasdaq Rules. The Corporate Governance Committee met four times during the last fiscal year.

The Corporate Governance Committee acts in conjunction with the Board of Directors to ensure that a regular evaluation is conducted of succession plans, performance, independence, and of the qualifications and integrity of the Board of Directors. The Corporate Governance Committee also reviews the applicable skills and characteristics required of nominees for election as directors. The objective is to balance the composition of the Board of Directors to achieve a combination of individuals of different backgrounds and experiences. In evaluating the suitability of nominees, the Corporate Governance Committee takes into account many factors, including the following: whether the candidate is currently or has recently been an executive officer at a publicly traded company; whether the candidate has substantial background in matters related to the Company's products or markets, in particular, supply chain management, information technology and marketing; and whether the candidate has substantial international business experience, a substantial financial background or is serving as a director at one or more publicly traded companies.

In determining whether to recommend a director for re-election, the Corporate Governance Committee considers the director's past attendance at meetings, results of annual evaluations and the director's participation in and anticipated future contributions to the Board of Directors. A director who will have reached the age of 72 prior to the date of the next annual meeting of stockholders will not be recommended for re-election at that meeting.

The Corporate Governance Committee reviews new Board of Director nominees through a series of internal discussions, reviewing available information, and interviewing selected candidates. Generally, candidates for nomination to the Board of Directors have been suggested by directors or employees. The Company does not currently employ a search firm or third party in connection with seeking or evaluating candidates.

The Corporate Governance Committee will consider director candidates recommended by security holders under the same criteria as other candidates described above. Nominations may be submitted by letter addressed to: WD-40 Company Corporate Governance Committee, Corporate Secretary, 1061 Cudahy Place, San Diego, CA 92110.

Audit Committee

The Audit Committee is comprised of Giles H. Bateman (Chairman), Richard A. Collato, Gary L. Luick and Kenneth E. Olson. Four meetings were held during the last fiscal year to review quarterly financial reports, to consider the annual audit and other audit services and to review the audit with the independent registered public accounting firm after its completion. The Board of Directors has determined that Mr. Bateman is an "audit committee financial expert" as defined by regulations adopted by the Securities and Exchange Commission. Mr. Bateman and each of the other members of the Audit Committee is an independent director as defined in the Nasdaq Rules. Each member of the Audit Committee also satisfies the requirements for service on the Audit Committee as set forth in Rule 4350(d)(2) of the Nasdaq Rules.

The Audit Committee has oversight responsibility for review, approval or ratification of related party transactions involving the potential for conflicts of interest. The Audit Committee relies upon the Company's disclosure controls and procedures adopted pursuant to Exchange Act rules for the purpose of assuring that matters requiring disclosure, including such related party transactions, are brought to the attention of management and the Audit Committee on a timely basis. Specifically, the Audit Committee relies on a review by the Corporate Governance Committee of individual questionnaires completed by all directors for the purpose of identifying matters that may affect the independence of directors and the existence of related party transactions as defined in relevant rules promulgated under the Exchange Act and in the Nasdaq rules. Conflict of interest questionnaires are also completed by each of the Company's executive officers for review by management and reporting to the Audit Committee. No formal written policy for Audit Committee's oversight obligation has been adopted, but the actions of the committee in conducting its review at least annually is set forth in minutes of the meetings of the Audit Committee.

The Audit Committee also has responsibility for the selection, appointment and oversight of the independent registered public accounting firm for the Company. A separate report of the Audit Committee is set forth below.

AUDIT COMMITTEE REPORT

Each year the Board of Directors appoints an Audit Committee to fulfill regulatory requirements and to assist the Board in oversight of the Company's financial reporting, internal control functions and audit process. Each member of the Audit Committee meets the independence requirements set by the Nasdaq Stock Market.

The responsibilities of the Audit Committee include the selection and appointment of a independent registered public accounting firm to be hired as the Company's independent accountants. The Audit Committee is also responsible for recommending to the Board that the Company's consolidated financial statements be included in its annual report on Form 10-K.

With respect to the preparation and audit of the Company's consolidated financial statements, management is responsible for the preparation of the financial statements; the establishment of accounting and financial reporting principles; the establishment of disclosure controls and procedures; the establishment of internal control over financial reporting; the evaluation of the effectiveness of both disclosure controls and procedures and internal control over financial reporting; and the evaluation of changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. The Company's independent registered public accounting firm is responsible for performing an independent audit of the consolidated financial statements; expressing an opinion as to whether the consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America; and expressing an opinion as to the effectiveness of the Company's internal control over financial reporting.

The Audit Committee has reviewed the consolidated financial statements of the Company for the fiscal year ended August 31, 2007. The Audit Committee has discussed the preparation of the consolidated financial statements with management and with the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, and the Audit Committee has met separately with PricewaterhouseCoopers LLP and with management to discuss issues relating to the preparation and audit of the financial statements.

For the fiscal year ended August 31, 2007, management has completed the documentation, testing and evaluation of the Company's system of internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. The Audit Committee has been kept apprised of management's activities in the completion of such work and evaluation and the Audit Committee has provided oversight and advice with respect to the process undertaken by management. The Audit Committee will continue to oversee such work being undertaken by the Company for the fiscal year ending August 31, 2008.

The Audit Committee has taken the following steps in making its recommendation that the Company's financial statements be included in its annual report on Form 10-K for the fiscal year ended August 31, 2007:

1. At regularly scheduled meetings of the Audit Committee, management and PricewaterhouseCoopers LLP provided periodic reports as to the work undertaken by the Company to complete the documentation, testing and evaluation of the Company's system of internal control over financial reporting. Upon completion of such work and upon preparation of the Company's consolidated financial statements for the year ended August 31, 2007, the Audit Committee reviewed a report provided by management on the effectiveness of the Company's internal control over financial reporting.

2. The Audit Committee discussed with PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm for fiscal year ended August 31, 2007, those matters required to be discussed by Statement on Auditing Standards No. 61 and PCAOB Auditing Standard No. 2, including information concerning the scope and results of the audit. These communications and discussions are intended to assist the Audit Committee in overseeing the financial reporting and disclosure process.

3. The Audit Committee discussed with PricewaterhouseCoopers LLP its independence and received from PricewaterhouseCoopers LLP a letter concerning independence as required under applicable independence standards for auditors of public companies. This discussion and disclosure helped the Audit Committee in evaluating such independence.

4. The Audit Committee reviewed and discussed with the Company's management and PricewaterhouseCoopers LLP, the Company's audited consolidated balance sheet at August 31, 2007, and consolidated statements of income, cash flows and stockholders' equity for the fiscal year ended August 31, 2007.

5. The Audit Committee has reviewed PricewaterhouseCoopers LLP's Report of Independent Registered Public Accounting Firm and Management's Report on Internal Control over Financial Reporting included in the Company's annual report on Form 10-K.

Based on the reviews and discussions explained above, the Audit Committee recommended to the Board that the Company's financial statements be included in its annual report on Form 10-K for its fiscal year ended August 31, 2007. PricewaterhouseCoopers LLP has been selected to serve as the Company's independent registered public accounting firm for the fiscal year ending August 31, 2008.

Giles H. Bateman (Chairman)
Richard A. Collato
Gary L. Luick
Kenneth E. Olson

Finance Committee

The Finance Committee is comprised of Linda A. Lang (Chairman), John C. Adams, Jr. and Giles H. Bateman. Four meetings of the Finance Committee were held during the last fiscal year. The Finance Committee is appointed by the Board for the primary purpose of assisting the Board in overseeing financial matters of importance to the company, including matters relating to acquisitions, investment policy, capital structure, and dividend policy. The Finance Committee also reviews the Company's annual and long-term financial strategies and objectives.

Compensation Committee
Compensation Committee Interlocks and Insider Participation

The Compensation Committee is comprised of Richard A. Collato (Chairman), Peter D. Bewley, Mario L. Crivello, Linda A. Lang and Gary L. Luick, all of whom are independent directors as defined under the Nasdaq Rules. The former Chairman of the Compensation Committee, John C. Adams, Jr., served as Chairman during first quarter of the last fiscal year. All Compensation Committee members meet the governing criteria for independence, including those of The NASDAQ Stock Market and regulations under Section 162(m) of the Internal Revenue Code of 1986 and Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act"). The Compensation Committee met four times during the last fiscal year.

COMPENSATION DISCUSSION AND ANALYSIS

WD-40 Company's Compensation Discussion and Analysis addresses the following topics with respect to Named Executive Officer ("NEO") compensation processes and decisions:

Governance of Executive Officer Compensation Program

The purpose of The Company's Board of Directors' Compensation Committee (the "Committee") is to assist the Board with compensation- and benefits-related issues related to the Chief Executive Officer (CEO) and the other NEOs referred to in the Summary Compensation Table appearing on page 22 of this proxy statement. The Committee is responsible for establishing the Company's overall compensation strategy, with support from management and consultants. The Committee also has responsibilities in connection with administration of the Company's equity compensation plans.

With respect to compensation of the CEO and the other NEOs, the Committee undertakes the following responsibilities:

- Develop and review employment agreements, salaries, incentive plan participation, severance agreements, change-in-control agreements, equity compensation plan participation and employee benefit plan participation for the CEO and other NEOs.
- Conduct an annual review of corporate goals and objectives relevant to the CEO's compensation and evaluate the CEO's performance in light of those goals and objectives.
- Recommend to the Board for its approval, the annual compensation package (including base salary, incentive plan participation, equity compensation awards and other benefits) for the CEO, taking into consideration CEO performance, Company performance and CEO compensation levels at comparable companies.
- Conduct an annual review, with the assistance of the CEO, of corporate goals and objectives relevant to the compensation of the other NEOs, evaluate NEO performance in light of those goals and objectives, and approve the annual compensation package (including base salary, incentive plan participation, equity compensation awards and other benefits) for the NEOs.
- Provide recommendations to the Board for changes to the Company's equity compensation plan and other compensation and benefit plans.
- Administer the Company's stock option and other equity-based compensation plan, including the grant of awards or recommendation of awards to the Board for final approval as the Board or the relevant plan may authorize.

The Compensation Committee acts according to its Charter, a copy of which can be found on the Officers and Directors page of the Company's website under the Investor Relations tab — at *http://www.wd40.com.*

Process for Evaluating Executive Officer Performance and Compensation

In accord with its Charter, the Compensation Committee works with the Company's Human Resources function in carrying out its responsibilities; the Vice President of Human Resources is management's liaison with the Committee. During fiscal year 2007, the Committee engaged Compensia, Inc, an independent compensation advisor, to provide advice and information relating to executive compensation. Compensia assisted the Committee in the evaluation of executive base salary, bonus and equity incentive levels. Compensia reports directly to the Committee and provides no additional services for management.

Executive Compensation Philosophy and Framework

Compensation Objectives

The Company's executive compensation program is designed to achieve four primary objectives:

1. Attract and retain high-caliber executives.

2. Align the interests and compensation of executives with the value created for shareholders.

3. Reinforce a sense of urgency among executives to achieve key Company objectives.

4. Create a direct, meaningful link between business and team success and individual performance and rewards.

Target Pay Position/Mix of Pay

The Company's compensation program consists of base salary, annual cash incentives and long-term equity grants. Each of these components is discussed in greater detail below under "Executive Officer Compensation Decisions." The Compensation Committee has established a target for executive officer cash compensation (base salary and annual performance incentive payout) at the 50th percentile relative to the market (details on the benchmarking process are provided below). Actual cash pay may vary, based on an individual's performance, length of time within the position, and anticipated contribution. With respect to equity, the Committee has managed stock option grants to an annual utilization or "burn" rate. The "burn" rate represents a percentage of the Company's total outstanding shares used during the current year for compensation purposes. The Committee allocates stock options to individuals (including a recommendation to the Board for stock options for the CEO) based on the Company's retention goals, the criticality of the role of each plan participant and the individual's contribution to the Company's performance. Fiscal year 2007 stock option grants to the Company's NEOs (including the CEO) were at roughly the 25th percentile of the market based on the value of such options as determined for financial reporting purposes and as compared to equity grants of companies falling within a broad industry set of companies having revenues comparable to WD-40 Company as further discussed in the next section.

Compensation Benchmarking

For fiscal year 2007 compensation decisions, the Compensation Committee examined the executive compensation practices of a peer group of ten companies to assess the competitiveness of the Company's executive compensation. Peer group companies were historically selected on the basis of their similarity to the Company in terms of business strategy, market capitalization and revenue.

Given the Company's position in the market, it is not easily comparable with a meaningfully large set of other companies. In order to account for the diversity of companies in its peer group, and to mitigate the influence of larger companies within the peer set, data from the peer group companies has been regressed to align with the Company's revenue. In addition to the peer group data, the Committee has used broad industry company data from compensation surveys for a set of companies having revenues more directly comparable to WD-40 Company. This mix of data has been weighted, 85% for the broad industry company data and 15% for the peer group data.

The Committee believes these practices have represented appropriate methods for managing the limited number of comparable companies to WD-40 Company.

The companies used in the peer group analysis for 2007 compensation decisions are comprised of:

- Chattem, Inc.
- Church & Dwight Co, Inc.
- Colgate-Palmolive Company
- Oil-Dri Corporation of America
- Prestige Brands Holdings, Inc.
- Quaker Chemical Corporation
- Ronson Corporation
- Scott's Liquid Gold-Inc.
- The Black & Decker Corporation
- The Clorox Company

For 2008 compensation decisions, a new peer group has been selected. Due to the small size of the former peer group and reliance on compensation survey data for broader industry companies, the Committee decided to refine its process to use data derived solely from a broader list of U.S. headquartered companies having revenues reasonably comparable to WD-40 Company and doing business in the specialty chemical industry or within specific consumer products categories. Twenty-one companies meeting these criteria have been selected to serve as the peer group for 2008 compensation decisions. Three of the companies from the former peer group, Chattem, Inc., Prestige Brands Holdings, Inc. and Quaker Chemical Corporation are included in the new peer group. The new peer group is comprised of the following companies:

- American Pacific Corporation
- American Vanguard Corporation
- Bare Escentuals, Inc.
- Cambrex Corporation
- Chattem Inc.
- Gaiam, Inc.
- Hawkins, Inc.
- Inter Parfums, Inc.
- Katy Industries, Inc.
- Mannatech, Inc.
- Medicis Pharmaceutical Corporation
- National Presto Industries Inc.
- Nutraceutical International Corporation
- Pacific Ethanol, Inc.
- Park Electrochemical Corp.
- Parlux Fragrances, Inc.
- Penford Corporation
- PetMed Express, Inc.
- Prestige Brands Holdings, Inc.
- Quaker Chemical Corporation
- USANA Health Sciences, Inc.

Executive Officer Compensation Decisions

Base Salary: Process

Base salaries for all NEOs are effective at the beginning of each fiscal year. The Compensation Committee approves salaries and other compensation components for all NEOs except the CEO, whose compensation is approved by the Board in October based upon the recommendation of the Committee. Position scope and complexity as well as external market factors are used to determine base salary ranges. Salary increases, if any, are based on individual performance, position, current pay relative to the market, and future anticipated contribution.

Base Salary: Fiscal Year 2007

The CEO presented his recommendations for other NEO base salary increases to the Committee in October 2006. After reviewing the CEO's recommendations, the Committee approved salaries for the other NEOs that represented a 6.55% average increase over fiscal year 2006 base salary levels. In October 2006, the Board reviewed the Committee's recommendation for the CEO's base salary, and approved a 5.0% increase to \$535,000, which was between the 50th and 65th percentile of the market. Mr. Freeman's base salary adjustment included a 6.18% increase based on performance and a 3.66% rate adjustment to bring his salary into alignment with market norms based upon his management position as Division President for the Americas. These salary increases for fiscal year 2007 were otherwise considered by the Compensation Committee and the Board to be appropriate in light of market conditions as evidenced by the data analysis described in the "*Compensation Benchmarking*" section above and the substantial achievement of individual performance goals by each of the NEOs as well as their individual contributions to overall Company performance.

Salary increase actions for fiscal year 2007 for the Company's NEOs were as follows:

Executive Officer	Title	Base Salary	Percent Increase
Garry O. Ridge	Chief Executive Officer	$535,000	5.0%
Michael J. Irwin	Executive Vice President and Chief Financial Officer	$266,500	6.2%
Graham P. Milner	Executive Vice President, Global Development, Chief Branding Officer	$238,700	5.1%
Michael L. Freeman	Division President, the Americas	$266,500	9.8%
William B. Noble	Managing Director, Europe	$321,200[1]	5.1%

[1] Mr. Noble's base salary for 2007 was converted to dollars based on an average annual exchange rate for fiscal year 2006 of $1.8685 per pound.

Performance Incentive Bonus

The Company uses its Performance Incentive program to tie NEO compensation to the Company's financial performance. Incentive awards are based on corporate performance measures, including (i) the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA") computed on a consolidated basis (referred to herein as the Company's "global EBITDA"); (ii) EBITDA computed for relevant financial reporting segments; (iii) the Company's gross margin determined on a consolidated basis; and (iv) with respect to the compensation of the CEO and CFO, a measure of return on invested capital ("ROIC"). The manner in which the Company calculates ROIC is provided in the Company's press release with respect to the announcement of its annual earnings which, for fiscal year 2007, was filed on October 17, 2007 as Exhibit 99.1 to its report on Form 8-K. The selection of the performance measures applicable to each NEO is based upon the executive officer's job classification. The same Performance Incentive program formulas are used for establishing bonus compensation for all employees of the Company and the formulas for some employees include the use of other performance measures relevant to their job classifications.

Depending upon performance results, the Performance Incentive bonus can range from 0–100% of base salary for the Chief Executive Officer and from 0–60% of base salaries for the other NEOs. The maximum bonus for each NEO is referred to herein as their "annual opportunity". Maximum incentive bonus payouts require both achievement of specified individual performance targets and Company performance that exceeds the relevant target for global EBITDA as described below.

At the beginning of each fiscal year, the Board approves specific performance targets for the upcoming year, along with associated weightings and an objective formula for calculation of the Performance Incentive award for all NEOs. In October of the following year, and before payment, the Committee reviews the Company's financial results and confirms calculation of the Incentive Performance awards for each of the executive officers. No discretion is exercised by the Committee or the Board in confirming the incentive award payouts to any of the NEOs.

In October 2006, the Board approved specific performance targets, including the target levels of EBITDA, gross margin and ROIC. There were no changes from the prior year Performance Incentive program in the weightings or formulas to be applied in calculating the incentive award payouts for any of the NEOs for fiscal year 2007. Based on the Company's performance for fiscal year 2007, the Committee approved the calculation of NEO incentive award payouts as noted in the table below. Incentive award payouts averaged 45.9% of annual opportunity for the NEOs as a group.

Achievement of the target levels for EBITDA (on a consolidated basis and for the relevant reporting segments), for gross margin and for ROIC are intended to be attainable through the concerted efforts of all management teams working in their own regions and areas of responsibility and for the Company as a whole. Use of the same Performance Incentive program and targets for EBITDA and other performance measures for all employees over many years has served to focus the entire company on steady growth of quality earnings. No incentive award payouts were earned by NEOs other than Mr. Noble in fiscal year 2004 and award payouts averaging 17.2% and 63.6% of annual opportunity were earned by the NEOs in fiscal years 2005 and 2006, respectively.

Subject to payouts that are tied to performance targets other than global EBITDA, if the threshold target for global EBITDA has been achieved, additional bonus payouts up to the maximum annual opportunity can be earned for increases in global EBITDA beyond the specified threshold target for the year. For fiscal year 2007, maximum incentive award payouts would have been possible if global EBITDA had been approximately $60.3 million before payout of awards based on global EBITDA. Actual global EBITDA for 2007 was $52.3 million before payout of awards based on global EBITDA.

The target and maximum payout amounts for each of the NEOs for the 2007 Performance Incentive program are provided in the Grants of Plan-Based Awards table on page 23 of this proxy statement. On October 16, 2007, the Board approved payment of the following incentive bonus amounts for fiscal year 2007 performance:

Executive Officer	Title	FY2007 Annual Incentive Opportunity (As % of Base Salary)	FY2007 Actual Bonus as a Percent of Opportunity	FY2007 Bonus Paid
Garry O. Ridge	Chief Executive Officer	100%	53.5%	$286,634
Michael J. Irwin	Executive Vice President and Chief Financial Officer	60%	53.5%	$ 85,520
Graham P. Milner	Executive Vice President, Global Development, Chief Branding Officer	60%	34.5%	$ 49,383
Michael L. Freeman	Division President, the Americas	60%	32.5%	$ 52,020
William B. Noble[1]	Managing Director, Europe	60%	50.9%	$106,830

1 Mr. Noble's bonus has been converted to dollars at the Company's financial reporting exchange rate for August 2007 of $2.0364 per pound.

Also on October 16, 2007, the Board approved the Performance Incentive program for fiscal year 2008, including the specific EBITDA, gross margin and ROIC target amounts. There were no changes in the weightings or formulas to be applied in calculating the incentive award payouts for any Company employees, including the NEOs, for 2008.

Equity Compensation

Equity compensation is a critical component of the Company's efforts to attract and retain executives and key employees, encourage employee ownership in the Company, link pay with performance and align the interests of executive officers with those of stockholders. The Company provides NEOs with an economic interest in the long-term appreciation of the Company's common stock though the annual grant of stock options. Stock options provide value only if the Company's stock price increases (which benefits all stockholders), and only if the executive remains with the Company until options vest.

The Board recognizes the potentially dilutive impact of stock options. The Company designs its option grant practices to balance the impact of dilution and the Company's need to remain competitive by recruiting, retaining and providing incentives for high-performing employees. The Board takes the following steps to maintain this balance:

- The Company's aggregate stock granting practices are conservative, particularly with respect to options awarded to the NEOs; the Committee seeks to manage to an annual gross burn rate for stock options awarded to all participating employees that does not exceed 2% of the Company's outstanding shares. The actual burn rate over the past three years has been approximately 1.6%.

- Equity grants to individual executive officers are generally based on Company/individual performance in the preceding year, as well as on the expected future contribution and long-term retention goals for the executive officer.

In October 2006, the Board approved stock options granted to the NEOs as set forth in the Grants of Plan-Based Awards table on page 23 of this proxy statement.

Benefits and Perquisites

As is the case with most Company employees, the Company's NEO's are provided with standard health and welfare benefits, as well as the opportunity to participate in a 401(k) profit sharing plan. The 401(k) plan serves to provide Company employees, including the NEOs with tax-advantaged retirement savings as an additional component of overall compensation. The Company's contributions to the Plan may be invested by employees in a Company Stock Fund invested in shares of the Company's common stock.

The Company maintains individual Supplemental Death Benefit Plan agreements with each of the NEOs other than Mr. Noble who has an equivalent life insurance benefit under his local U.K. compensation package. The Company also maintains individual Supplemental Retirement Benefit Plan agreements with each of the NEOs. The terms of these plan agreements and the specific benefits provided to each of the NEOs are set forth in the narrative description of benefits included with the Summary Compensation Table and the Supplemental Retirement Benefits table on pages 22 and 26, respectively, of this proxy statement. Since the Supplemental Retirement Benefit Plan agreements only provide a benefit to the NEO if he continues in the employment of the Company until age 65, the Committee is presently reviewing the terms and conditions of the agreements to determine whether alternative forms of long term compensation would provide a greater mutual benefit to the Company and the NEOs. The existing agreement benefits are funded by permanent life insurance policies owned by the Company that also serve to fund the Supplemental Death Benefit Plans.

The Company also provides cars to its executives and private health insurance for Mr. Noble in excess of coverage available to other Company employees in the U.K. The costs associated with the benefits and perquisites provided to the NEOs are included in the Summary Compensation Table included on page 22 of this proxy statement and they are separately identified in the narrative description of such benefits included with the Summary Compensation Table.

The Compensation Committee considers the cost of the foregoing benefits and perquisites in connection with its recommendations to the Board for approval of the CEO's compensation package and in connection with approval of the total compensation for each of the other NEOs. All of such costs are considered appropriate in support of the Compensation Committee's objective of attracting and retaining high quality executives, because they are common forms of compensation for senior executives and are expected by such executives when they consider competing compensation packages.

Post-Employment Obligations

In February 2006, the Company entered into change of control severance agreements with the Company's NEOs. The specific terms of the agreements are described in detail on page 26 of this proxy statement. The agreements were entered into with the NEOs and other executive officers of the Company after extensive review by the Committee and the Board and negotiation with the officers to replace previously existing employment agreements. Consideration was given to possible inclusion of severance compensation to be paid to the officers in the event of their termination of employment without cause (or for good reason) without regard to the existence of a change of control of the Company. No such provisions were included and severance compensation is payable only following a termination of employment without "cause" or for "good reason" within 2 years following a "change of control" of the Company (as the quoted terms are defined in the severance agreements.)

The Committee believes that the change of control severance agreements help ensure the best interests of stockholders by fostering continuous employment of key management personnel. As is the case in many public companies, the possibility of an unsolicited change of control exists. The uncertainty among management that can arise from a possible change of control can result in the untimely departure or distraction of key employees. Reasonable change of control severance agreements reinforce continued attention and dedication of executives to their assigned duties and support the Compensation Committee's objective of retaining high quality executives.

Overall Reasonableness of Compensation

The Committee believes that the Company is achieving its compensation objectives and in particular, rewards executive officers for driving operational success and stockholder value creation. Based on reviews of tally sheets and a pay-for-performance analysis, and in light of the Company's compensation objectives, the Compensation Committee and the Board believe that the pay mix and target pay position relative to market for each of the NEOs are reasonable and appropriate.

Fiscal Year 2008 Compensation Decisions

In October 2007, the Committee considered data derived from the new peer group adopted for use by the Committee (as described in the *Compensation Benchmarking* section above), as well as company and individual performance and the CEO's recommendations for other NEO compensation decisions. Based on the Committee's analysis and review of these considerations, the Committee and the Board approved the following base salary, target incentive award payout and stock option grants for the NEOs:

Executive Officer	Title	FY2008 Base Salary	Base Salary Increase	FY2008 Incentive Bonus Target[1]	FY2008 Stock Option Grant[2]	Grant Date Fair Value of Stock Options[3]
Garry O. Ridge	Chief Executive Officer	$556,400	4.0%	$278,200	60,000	$475,800
Michael J. Irwin	Executive Vice President and Chief Financial Officer	$278,493	4.5%	$ 83,548	17,600	$139,568
Graham P. Milner	Executive Vice President, Global Development, Chief Branding Officer	$249,442	4.5%	$ 74,833	12,700	$100,711
Michael L. Freeman	Division President, the Americas	$274,500	3.0%	$ 82,350	12,700	$100,711
William B. Noble[4]	Managing Director, Europe	$355,510	5.5%	$106,653	20,000	$158,600

1 The Incentive Bonus Target amounts represent that portion of each NEO's annual bonus opportunity that is based on relative attainment of the specifically identified targets for performance measures determined under the Company's Performance Incentive program as described in the *Performance Incentive Bonus* section above.

2 Each stock option has an exercise price of $36.03, the closing price of the Company's shares on October 16, 2007. All of the stock options are non-qualified stock options vesting over a period of 3 years. Options to acquire 34% of the total shares subject to each stock option are exercisable on October 16, 2008 and options to acquire 33% of the total shares subject to each stock option are exercisable on October 16, 2009 and October 16, 2010.

3 The Grant Date Fair Value of $7.93 per share has been determined as of the October 16, 2007 grant date using the Black-Scholes Option Valuation model. The following assumptions were used in determining the value: (i) a dividend yield of 2.78%; (ii) expected volatility of 0.2517; (iii) a 5-year risk free interest rate of 4.34%; and (iv) an expected option term/life of 5 years.

4 Mr. Noble's fiscal year 2008 base salary and incentive bonus target amounts are converted from pounds sterling at an average annual exchange rate for fiscal year 2007 of $1.9603 per pound.

Other Considerations

Equity Grant Practices

The Company's practice is to approve annual stock option grants at the October meeting of the Board. The Committee reviews the CEO's recommendation for stock option grants for all participating employees, including the other NEOs and the Committee recommends a proposal to the Board for the grant of stock options to all employees, including a proposal for the grant of stock options to the CEO. The grant price is set at the closing price for the Company's shares on the day of the Board meeting. The approved pool of stock options granted to all employees was 267,500 shares for fiscal year 2007, and 337,340 shares for fiscal year 2008.

Rule 10b5-1 Trading Plans and Insider Trading Guidelines

The Company maintains insider trading guidelines, including transaction pre-approval requirements, applicable to officers and directors required to report under Section 16 of the Exchange Act as well as certain other

Rule 10b5-1 Trading Plans and Insider Trading Guidelines

The Company maintains insider trading guidelines, including transaction pre-approval requirements, applicable to officers and directors required to report under Section 16 of the Exchange Act as well as certain other employees who can be expected to have access to material non-public information concerning the Company. The Company's insider trading guidelines also require pre-approval of all trading plans adopted pursuant to Rule 10b5-1 promulgated under the Exchange Act. To avoid the potential for abuse, the Company's policy with respect to such trading plans is that once adopted, trading plans are not subject to change or cancellation. Any such change or cancellation of an approved trading plan by an officer, director or employee covered by the Company's insider trading guidelines in violation thereof will result in the Company's refusal to approve future trading plan requests for that person.

Tax Considerations

Section 162(m) of the Internal Revenue Code of 1986 (the "Code") limits the deductibility of compensation payable in any year to the CEO and the four most highly compensated other executive officers. Section 162(m) of the Code generally provides that publicly-held companies cannot deduct compensation paid to its most highly paid executive officers to the extent that such compensation exceeds $1 million per officer. Compensation that is "performance-based" within the meaning of the Code does not count toward the $1 million limit.

While the Compensation Committee attempts to maximize the deductibility of compensation paid to the CEO and the other four most highly compensated executive officers, the Committee retains the flexibility necessary to provide total compensation in line with competitive practice, the Company's compensation philosophy, and the interests of stockholders. Therefore, the Company may from time-to-time pay compensation to its executive officers that may not be deductible under Section 162(m).

COMPENSATION COMMITTEE REPORT

The Compensation Committee of WD-40 Company's Board of Directors has reviewed and discussed with management of the Company the Compensation Discussion and Analysis included in this proxy statement and the Company's annual report on Form 10-K for the year ended August 31, 2007 and, based upon that review and discussion, recommended to the board that it be so included.

Compensation Committee
Richard A. Collato, Chair
Peter D. Bewley
Mario L. Crivello
Linda A. Lang
Gary L. Luick

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires the Company's directors and executive officers, and persons who own more than ten percent of the Company's stock, to file with the Securities Exchange Commission initial reports of stock ownership and reports of changes in stock ownership. Reporting persons are required by SEC regulation to furnish the Company with copies of all Section 16(a) reports they file.

To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company during the last fiscal year and written representations that no other reports were required, all Section 16(a) requirements were complied with by all persons required to report with respect to the Company's stock during the last fiscal year with the exception of late reports on Form 4 filed in October, 2006 to report the grant of stock options on October 17, 2006 to each reporting officer of the Company (Garry O. Ridge, Michael J. Irwin, Graham P. Milner, Michael L. Freeman, William B. Noble, Geoffrey J. Holdsworth and Jay Rembolt) and one late report on Form 4 filed by William B. Noble to report the cashless exercise of stock options on August 9, 2007 and the exercise of a stock option on August 10, 2007. Mr. Noble's option transactions were executed pursuant to a trading plan adopted pursuant to Rule 10b5-1 promulgated under the Exchange Act.

EXECUTIVE COMPENSATION

None of the Company's executive officers have employment agreements or other arrangement, whether written or unwritten, providing for a term of employment or compensation for services rendered other than under specific plans or programs described herein.

The executive officers receive a base salary amount established by the Compensation Committee of the Board or by the Board at the beginning of each fiscal year. In addition, each employee of the Company, including the executive officers, receives bonus compensation under a Performance Incentive program established at the beginning of each fiscal year by the Company and, for the executive officers, by the Compensation Committee or by the Board. For the executive officers, a formula for such bonus compensation is established by the Compensation Committee or by the Board for computation of the bonus after the conclusion of the fiscal year based on the attainment of certain financial targets, including (i) the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA") computed on a consolidated basis (referred to herein as the Company's "global EBITDA"); (ii) EBITDA computed for relevant financial reporting segments; (iii) the Company's gross margin determined on a consolidated basis; and (iv) with respect to the compensation of the CEO and CFO, a measure of return on invested capital ("ROIC"). Information regarding the target and maximum potential bonus compensation payable under the Performance Incentive program for fiscal year 2007 is provided in the Grants of Stock-Based Awards table on page 23 of this proxy statement and the actual payouts under the program for fiscal year 2007 and further details regarding the Performance Incentive program are provided in the Compensation Discussion and Analysis section of this proxy statement.

The following table shows information for the three (3) fiscal years ended August 31, 2007 concerning the Company's Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") and the three most highly compensated executive officers other than the CEO and CFO (collectively, the "Named Executive Officers" or "NEOs").

Summary Compensation Table

Name and Principal Position	Year	Salary	Option Awards[1]	Non-Equity Incentive Plan Compensation[2]	Change in Pension Value and Nonqualified Deferred Compensation Earnings[3]	All Other Compensation[4]	Total
Garry O. Ridge	2007	$535,500	$158,124	$286,634	$70,032	$55,491	$1,105,781
President and Chief	2006	510,000	150,600	319,400	30,151	52,024	1,062,175
Executive Officer	2005	484,000	167,495	93,000	18,924	50,635	814,054
Michael J. Irwin	2007	$266,500	$ 62,630	$ 85,520	$33,248	$54,669	$ 502,567
Executive Vice President	2006	251,000	63,650	94,300	11,558	54,576	475,084
and Chief Financial Officer	2005	239,000	65,693	27,500	14,370	49,521	396,084
Graham P. Milner	2007	$238,700	$ 60,264	$ 49,383	$33,147	$53,035	$ 434,529
Executive Vice President,	2006	227,100	61,282	87,700	12,998	52,142	441,222
Global Development and	2005	216,200	63,720	20,000	16,162	50,001	366,083
Chief Branding Officer							
Michael L. Freeman	2007	$266,500	$ 53,164	$ 52,020	$57,822	$52,911	$ 482,417
Division President, the	2006	242,600	54,182	93,700	17,576	53,136	461,194
Americas	2005	228,900	57,804	20,600	9,667	51,244	368,215
William B. Noble	2007[5]	$334,900	$ 64,997	$106,830	$80,704	$92,154	$ 679,585
Managing Director Europe	2006[6]	307,000	66,016	118,200	29,408	72,573	593,197
WD-40 Company (UK) Ltd.	2005[7]	288,700	67,665	29,700	62,208	78,803	527,076

[1] Option Awards are reported as the dollar amount recognized for financial statement reporting purposes for each fiscal year (including proforma reporting for fiscal year 2005) in accordance with FAS 123R. The assumptions made for purposes of such valuations are set forth in Note 10, *Stock Based Compensation*, to the Company's financial statements included in the Company's annual report on Form 10-K filed on October 25, 2007, which assumptions are incorporated herein by this reference.

[2] Amounts reported as Non-Equity Incentive Plan Compensation represent incentive bonus payouts under the Company's Performance Incentive program as described in the narrative preceding the Summary Compensation Table and in the Compensation Discussion and Analysis section of this proxy statement. Threshold, target and maximum payouts for each of the NEOs for fiscal year 2007 are set forth in the Grants of Plan-Based Awards table on page 23 of this proxy statement.

[3] Amounts reported as Change in Pension Value and Nonqualified Deferred Compensation Earnings represent the fiscal year-to-year change in the actuarial present value of the Company's liability with respect to Supplemental Retirement Benefit Plan agreements entered into between the Company and each NEO as more fully discussed on page 25 of this proxy statement. Such actuarial present values were determined using a weighted-average discount rate of 6.5% and a weighted-average rate of compensation increase of 4%. No adjustment to the calculations has been included to account for the probability that no payment obligation will be incurred unless the NEO continues employment with the Company until retirement after reaching age 65.

[4] All Other Compensation for each of the NEOs includes, among other nominal cost benefits, employer profit sharing and matching contributions to the Company's 401(k) Profit Sharing Plan for each NEO other than Mr. Noble and a U.K. retirement benefit for Mr. Noble and vehicle allowance costs which include lease or depreciation expense, fuel, maintenance and insurance costs. For fiscal year 2007, the profit sharing and matching contributions for each of the NEOs other than Mr. Noble was $37,222 and Mr. Noble's retirement benefit cost was $69,154. The vehicle allowance costs for each NEO for fiscal year 2007 were as follows: Mr. Ridge — $17,328; Mr. Irwin — $16,890; Mr. Milner — $15,115; Mr. Freeman — $14,927; and Mr. Noble — $19,844.

[5] Mr. Noble's Salary, Non-Equity Incentive Plan Compensation and All Other Compensation have been converted from pounds sterling at an average annual exchange rate for fiscal year 2007 of $1.9603 per pound.

[6] Mr. Noble's Salary, Non-Equity Incentive Plan Compensation and All Other Compensation have been converted from pounds sterling at an average annual exchange rate for fiscal year 2006 of $1.8685 per pound.

[7] Mr. Noble's Salary, Non-Equity Incentive Plan Compensation and All Other Compensation have been converted from pounds sterling at an average annual exchange rate for fiscal year 2005 of $1.80 per pound.

In addition to base salary and the Performance Incentive bonus, for fiscal year 2007 the executive officers received stock options to acquire shares of the Company's common stock. Information concerning the award of stock options to the executive officers is provided in the Grants of Stock-Based Awards table below. The table also contains information with respect to the Performance Incentive bonus payouts awarded for fiscal year 2007 as described in the narrative preceding the Summary Compensation Table above. Stock options granted to the NEOs in fiscal year 2007 may be exercised for cash or in lieu of cash, an option holder may tender shares of the Company's common stock previously held by the option holder. In permitting the exchange of stock upon exercise of options, the 1990 Incentive Stock Option Plan restricts the exercise of options with previously owned stock to shares held for a minimum of six months.

The following table provides threshold, target and maximum payout information relating to the Company's fiscal year 2007 Performance Incentive program and information relating to the awards of stock options for the Named Executive Officers.

GRANTS OF PLAN-BASED AWARDS
Fiscal Year 2007

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($)	Target ($)	Maximum ($)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[2] ($)
Garry O. Ridge	10/17/06	$1	$267,750	$535,500	35,000[3]	$35.99	$270,550
Michael J. Irwin	10/17/06	$1	$ 79,950	$159,900	10,000[4]	$35.99	$ 77,300
Graham P. Milner	10/17/06	$1	$ 71,610	$143,220	10,000[4]	$35.99	$ 77,300
Michael L. Freeman	10/17/06	$1	$ 79,950	$159,900	10,000[4]	$35.99	$ 77,300
William B. Noble	10/17/06	$1	$100,470	$200,940	10,000[4]	$35.99	$ 77,300

1 The Estimated Future Payouts Under Non-Equity Incentive Plan Awards represent Threshold, Target and Maximum payouts under the Company's Performance Incentive program for bonuses payable for fiscal year 2007 performance. The Target amount represents that portion of the bonus opportunity for each NEO that is based on relative attainment of identified performance goals (as more fully discussed in the Compensation Discussion and Analysis section of this proxy statement.) The Maximum amount represents the bonus opportunity for each NEO that assumes receipt of the full Target amount by such NEO and attainment by the Company of a level of earnings before interest, taxes, depreciation and amortization computed on a consolidated basis sufficient to maximize such payouts under the Performance Incentive program formula applicable to all employees.

2 The grant date fair value of $7.73 per share for all options has been determined as of the grant date of October 17, 2006 using the Black-Scholes Option Valuation model. The following assumptions were used in determining the value: (i) a dividend yield of 2.78%; (ii) expected volatility of 0.2389; (iii) a 4.82-year risk free interest rate of 4.73%; and (iv) an expected option term/life of 4.82 years.

3 Mr. Ridge's options are non-qualified stock options with the right to acquire 11,900 shares exercisable on October 17, 2007; the right to acquire 11550 shares exercisable on October 17, 2008; and the right to acquire 11550 shares exercisable on October 17, 2009.

4 Options awarded to Mr. Irwin, Mr. Milner, Mr. Freeman and Mr. Noble are non qualified stock options with the right to acquire 3,400 shares exercisable on October 17, 2007; the right to acquire 3,300 shares exercisable on October 17, 2008; and the right to acquire 3,300 shares exercisable on October 17, 2009.

The following table provides detailed information concerning the unexercised stock options held as of the end of the last fiscal year by each of the Named Executive Officers.

OUTSTANDING EQUITY AWARDS
At 2007 Fiscal Year End

	Option Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number Of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Garry O. Ridge	5,319	0	$23.50	9/28/09
	37,600	0	20.813	9/26/10
	30,000	0	27.56	9/24/12
	30,000	0	29.30	9/23/13
	8,040	3,960	27.67	10/19/14
	8,160	15,840	27.27	10/18/15
	0	35,000	35.99	10/17/16
	119,119	**54,800**		
Michael J. Irwin	120	0	$23.50	9/28/09
	10,000	0	20.75	9/25/11
	10,000	0	27.56	9/24/12
	10,000	0	29.30	9/23/13
	6,030	2,970	27.67	10/19/14
	3,060	5,940	27.27	10/18/15
	0	10,000	35.99	10/17/16
	39,210	**18,910**		
Graham P. Milner	6,000	0	$23.053	09/29/08
	10,000	0	23.50	9/28/09
	17,200	0	20.813	9/26/10
	10,000	0	20.75	9/25/11
	10,000	0	27.55	9/24/12
	10,000	0	29.30	9/23/13
	5,360	2,640	27.67	10/19/14
	3,060	5,940	27.27	10/18/15
	0	10,000	35.99	10/17/16
	71,620	**18,580**		
Michael L. Freeman	10,000	0	$20.75	9/25/11
	10,000	0	27.56	9/24/12
	10,000	0	29.30	9/23/13
	3,350	1,650	27.67	10/19/14
	3,060	5,940	27.27	10/18/15
	0	10,000	35.99	10/17/16
	36,410	**17,590**		
William B. Noble	5,000	0	$23.50	9/28/09
	5,000	0	20.81	9/26/10
	100	0	20.75	9/25/11
	6,600	0	27.56	9/24/12
	10,000	0	29.30	9/23/13
	6,700	3,300	27.67	10/19/14
	3,060	5,940	27.27	10/18/15
	0	10,000	35.99	10/17/16
	36,460	**19,240**		

The following table sets forth the number of shares acquired on exercise of stock options in the Company's last fiscal year and the aggregate dollar value realized on exercise of such stock options for the Named Executive Officers.

OPTION EXERCISES AND STOCK VESTED
Fiscal Year 2007

Name	Option Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise[1] ($)
Garry O. Ridge	33,081	$301,914
Michael J. Irwin	36,784	$497,163
Graham P. Milner	6,000	$ 26,641
Michael L. Freeman	22,000	$210,926
William B. Noble	24,400	$235,145

[1] The Value Realized on Exercise is calculated by subtracting the aggregate exercise price for the shares acquired upon exercise of the options from the fair market value price of such shares as of the date of exercise. The fair market value price of each share at exercise is the actual trade price for the share if sold in a cashless exercise transaction, otherwise it is the closing price for the Company's shares as of the date of exercise.

Supplemental Death and Retirement Benefit Plans

The Company maintains Supplemental Death Benefit Plans for certain key employees. Under the Death Benefit Plan agreements, a participating employee's designated beneficiary or the employee's estate will receive a death benefit equal to the employee's then current base salary in the event of death prior to retirement from the Company. No death benefit is payable if retirement benefits become due upon the employee's retirement under the Supplemental Retirement Benefit Plan agreement described below.

The Company also maintains Supplemental Retirement Benefit Plans for certain key employees. Under the Retirement Benefit Plan agreements, participating employees will receive retirement benefits in the event of the participant's retirement on or after a designated retirement date. The annual retirement benefit for participating employees will be equal to twenty-five percent (25%) of the employee's then current base salary, payable in quarterly installments over a period of fifteen years.

All benefits under the plans will be subject to payroll taxes and required withholding for state and federal income taxes as deferred compensation. The benefits are not formally funded but the Company has purchased key man life insurance polices owned by the Company to cover its benefit obligations. The Board of Directors determines which key employees will participate in the plans and the amount of benefits payable for each participant. Non-employee directors do not participate in the plans.

Based upon current 2008 base salaries, the death benefits and annual retirement benefits to be provided under the plans to the Named Executive Officers are set forth in the following table. The retirement benefit will not be payable unless the executive officer retires with the Company on or after reaching the specified retirement age. In such event, the actual amount of the annual benefit will be dependent upon the executive's then current annual salary.

Name	Death Benefit	Annual Retirement Benefit	Retirement Age
Garry O. Ridge	$556,400	$139,100	65
Michael J. Irwin	$278,493	$ 69,623	65
Graham P. Milner	$249,442	$ 62,360	65
Michael L. Freeman	$274,500	$ 68,625	65
William B. Noble	—	$ 88,877	65

The following table provides certain actuarial values for the accumulated benefit pertaining to each of the Supplemental Retirement Benefit Plan agreements with the executive officers named in the Summary Compensation Table above. The actuarial values do not account for the probability that the executive officer may not continue in employment with the Company to the specified retirement age, but rather, such calculations assume that the executive officer will receive the benefits of the agreement and that the executive officer will receive future salary increases. As such, years of credited service with the Company is not a relevant consideration. No benefit is payable to the executive officers unless they reach the specified retirement age while employed by the Company.

SUPPLEMENTAL RETIREMENT BENEFITS
At 2007 Fiscal Year End

Name	Present Value of Accumulated Benefit[1] ($)
Garry O. Ridge	$906,336
Michael J. Irwin	$381,956
Graham P. Milner	$425,338
Michael L. Freeman	$487,254
William B. Noble	$548,028

1 The Present Value of Accumulated Benefit for each NEO represents the actuarial present value of the obligation of the Company with respect to the Supplemental Retirement Benefit Plan agreements described in the narrative on page 25 of this proxy statement. The actuarial present values as of the fiscal year end were determined using a weighted-average discount rate of 6.5% and a weighted-average rate of compensation increase of 4%. No adjustment to the calculations has been included to account for the probability that no payment obligation will be incurred unless the NEO continues employment with the Company until retirement after reaching age 65.

Change of Control Severance Agreements

On February 14, 2006, the Company terminated pre-existing employment agreements with the Named Executive Officers. Each executive officer serves in office at the pleasure of the Board of Directors. On February 14, 2006, the Company entered into Change of Control Severance Agreements ("Severance Agreements") with each of the Named Executive Officers and with one additional executive officer. The new Severance Agreements provide that each executive officer will receive certain severance benefits if he is terminated without "Cause" or resigns for "Good Reason", as those terms are defined in the Severance Agreements, within two years after a "Change of Control" as defined in the Severance Agreements and summarized below. If the executive officer's employment is terminated during the aforementioned two-year period by the Company without Cause or by the executive officer for Good Reason, the executive officer will be entitled to a lump sum payment (subject to limits provided by reference to Section 280G of the Internal Revenue Code which limits the deductibility of certain payments to executives upon a change in control) of twice the executive officer's salary, calculated based on the greater of the executive officer's then current annual salary or a 5-year average, plus twice the executive officer's bonus compensation, calculated based on the greater of the most recent annual bonus compensation or a 5-year average. Further, any of the executive officer's stock options and other equity incentive benefits that are not then fully vested will be accelerated and vested in full following such termination of employment within such two-year period and the executive officer will be entitled to continuation of health and welfare benefits under the Company's then existing benefit plans or equivalent benefits. No employment rights or benefits other than the change of control severance benefits are provided by the Severance Agreements.

For purposes of the Severance Agreements and subject to the express provisions and limitations contained therein, Change of Control means a transaction or series of transactions by which a person or persons acting together acquire more than 30% of the Company's outstanding shares; a change in a majority of the incumbent members of the Company's board of directors as specified in the Severance Agreements, a reorganization, merger or consolidation as specified in the Severance Agreements or a sale of substantially all of the assets or complete liquidation of the Company. As specified more particularly in the Severance Agreements, Change of

Control does not include a reorganization, merger or consolidation or a sale or liquidation where a majority of incumbent members of the board of directors continue in office and more than 60% of the Company's pre-transaction stockholders continue to maintain control of the resulting or successor company.

The Severance Agreements have a term of two years, subject to automatic renewal for successive two year periods unless notice of non-renewal is provided by the Company's board of directors not less than six months prior to the end of the current term. The term of the Severance Agreements will be automatically extended for a term of two years following any Change of Control.

The following table sets forth amounts payable to each of the NEOs pursuant to their respective Severance Agreements on the assumption that each NEO is terminated without Cause or otherwise for Good Reason effective as of the end of the Company's fiscal year 2007 following a Change of Control as provided for in the Severance Agreements.

Name	Severance Pay and Welfare Benefits[1]	Accelerated Vesting of Stock Options[2]
Garry O. Ridge	$1,720,677	$146,916
Michael J. Irwin	$ 750,621	$ 65,637
Graham P. Milner	$ 672,550	$ 63,294
Michael L. Freeman	$ 749,421	$ 56,265
William B. Noble	$ 911,972	$ 67,980

[1] For each NEO, Severance Pay and Welfare Benefits includes 2 times the reported fiscal year 2007 Salary and 2 times the reported fiscal year 2006 Non-Equity Plan Compensation from the Summary Compensation Table above plus an estimate of the Company's cost to provide 2 years of continuation coverage under the Company's welfare and benefit plans. The estimated 2 year cost for such continuation coverage is $10,877 for Mr. Ridge; $29,021 for Mr. Irwin and Mr. Freeman; $19,750 for Mr. Milner; and $5,772 for Mr. Noble.

[2] The value provided for accelerated vesting of stock options equals the value of the in-the-money unexercisable stock options for each NEO as reported in the Equity Awards Outstanding at Fiscal Year End table above equal to the difference between the closing price for the Company's common stock as of August 31, 2007, $34.77, and the exercise price for each option.

ITEM NO. 2

APPROVAL OF
THE WD-40 COMPANY
2007 STOCK INCENTIVE PLAN

The Board of Directors has adopted the 2007 Stock Incentive Plan (the "2007 Plan"), subject to stockholder approval at the Annual Meeting. If stockholders approve the 2007 Plan, the 2007 Plan will become effective on December 11, 2007 and will terminate on December 10, 2017. If the 2007 Plan is approved, the Company's 1990 Incentive Stock Option Plan (the "1990 Option Plan") and the 1999 Non-Employee Director Restricted Stock Plan (the "Director Stock Plan") will each terminate on December 11, 2007, though such termination will not impact awards previously granted under the 1990 Option Plan or the Director Stock Plan.

2007 Plan Summary

The following is a summary of the principal features of the 2007 Plan. This summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the 2007 Plan, a copy of which is attached to this proxy statement as Appendix A. Capitalized terms used but not defined herein shall have the meanings set forth in the 2007 Plan.

The purposes of the 2007 Plan are to attract and retain the best caliber personnel available for positions of substantial responsibility, to provide additional incentive to employees, directors or consultants of the Company or its subsidiaries (collectively, the "Participants") and to optimize the profitability and growth of the Company through incentives that are consistent with the Company's goals and that link the goals of the Participants in the 2007 Plan to those of the Company's stockholders. The 2007 Plan permits the grant of the following types of incentive awards: (1) Options (qualified and non-qualified), (2) Stock Appreciation Rights ("SARs"), (3) Restricted Stock, (4) Restricted Stock Units ("RSUs"), (5) Performance Shares, (6) Performance Units and (7) Other Stock-Based Awards.

The number of shares of the Company's common stock ("Shares") initially reserved for issuance under the 2007 Plan is 2,250,000 Shares, plus any shares available under the 1990 Option Plan and the Director Stock Plan (the "Prior Plans").

The following table provides information regarding shares of the Company's common stock authorized for issuance under the Prior Plans as of August 31, 2007.

Equity Compensation Plan Information

	Securities to be Issued upon Exercise of Outstanding Options, Warrants & Rights (#)	Weighted Average Exercise Price Of Outstanding Option Warrants & Rights ($)	Securities Remaining Available For Future Issuance Under Equity Compensation Plans (#)
Equity Compensation Plans Approved by Security Holders	1,238,574	$28.91	1,037,160
Equity Compensation Plans Not Approved by Security Holders	N/A	N/A	N/A
Total	1,238,574	$28.91	1,037,160

As of August 31, 2007 there were 1,022,638 Shares and 14,976 Shares available under the 1990 Option Plan and the Director Stock Plan, respectively. On October 16, 2007, the Board of Directors approved the grant of stock options to purchase 337,340 Shares under the 1990 Option Plan, reducing the number of Shares available under that plan to 685,298. If the 2007 Plan is approved by the stockholders at the Annual Meeting, 2,949,820 Shares will be available for future Awards under the 2007 Plan. In addition, the following Shares will also be available for issuance under the 2007 Plan: Shares that are potentially deliverable under an Award or a Prior Plan award that expires or is canceled, forfeited, settled in cash or otherwise settled without the delivery of Shares. For purposes of determining the number of Shares available for Awards under the 2007 Plan, Awards of Options and SARs are counted as one Share used for each Option or SAR awarded. Awards of Restricted Stock, RSUs, Performance Shares and Other Stock-Based Awards (referred to as "Full Value Stock Awards") are counted as three (3) Shares for each Share to be issued with respect to a Full Value Stock Award.

The 2007 Plan will be administered by the Board or by the Compensation Committee (the "Committee"). Subject to the provisions of the 2007 Plan and the authority of the Board, the Committee has the authority to: (1) select the persons to whom Awards are to be granted, (2) determine whether and to what extent Awards are to be granted, (3) determine the size and type of Awards, (4) approve forms of agreement for use under the 2007 Plan, (5) determine the terms and conditions applicable to Awards, (6) establish Performance Measures for any Performance Period and determine whether such measures were satisfied, (7) amend any outstanding Award in the event of termination of employment or a Change in Control, (8) construe and interpret the 2007 Plan and any Award Agreement and apply its provisions and (9) subject to certain limitations, take any other actions deemed necessary or advisable for the administration of the 2007 Plan. Subject to the power of the Board to administer the 2007 Plan, all decisions, interpretations and other actions of the Committee shall be final and binding on all holders of Options or rights and on all persons deriving their rights therefrom.

The 2007 Plan provides that Awards may be granted to Participants as identified by the Board or the Committee, except that Incentive Stock Options may be granted only to Employees. The Company has 278 total employees eligible to participate in the 2007 Plan, 83 of which are presently identified as prospective participants, having been awarded stock options under the 1990 Option Plan on October 16, 2007. Upon the election of the nominees for election as Directors at the Annual Meeting, 8 non-employee directors will be eligible to participate in the 2007 Plan. No Consultants have been identified as prospective participants.

The Company has designed the 2007 Plan so that it permits the issuance of Awards that are intended to qualify as performance-based under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). See the discussion below relating to the Federal Tax Aspects of the 2007 Plan for more information relating to Code Section 162(m).

The 2007 Plan prohibits repricing of Options or SARs, including by way of an exchange for another Award, unless stockholder approval is obtained.

Terms and Conditions of Options and SARs

Each Option granted under the 2007 Plan will be evidenced by an Award Agreement between the Participant and the Company and will be subject to the following terms and conditions:

- *Exercise Price.* The Committee sets the Exercise Price for the Shares subject to each Option, provided that the Exercise Price cannot be less than 100% of the Fair Market Value of the Company's common stock on the Option grant date. In addition, the Exercise Price of an Incentive Stock Option must be at least 110% of Fair Market Value if, on the grant date, the Participant owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any of its subsidiaries (a "10% Stockholder").

- *Form of Consideration.* The means of payment for Shares issued upon exercise of an option is specified in each option agreement. Payment generally may be made by cash, other shares of common stock owned by the Participant, any other method permitted by the Committee, or by a combination of the foregoing.

- *Exercise of the Option.* Each Award Agreement will specify the term of the Option and the date when the Option is to become exercisable, provided that except for Options granted to a Director or a Consultant, or as specified in an Award Agreement upon a termination of employment or a Change in Control or Subsidiary Disposition, no Option may be exercisable prior to one (1) year from the date of grant. The 2007 Plan provides that in no event shall an Option granted under the 2007 Plan be exercised more than ten (10) years after the date of grant. Moreover, in the case of an Incentive Stock Option granted to a 10% Stockholder, the term of the Option shall be for no more than five (5) years from the date of grant.

- *Termination of Employment.* If an option holder's employment terminates for any reason (including death or permanent disability), all Options held by such option holder under the 2007 Plan will expire upon the earlier of (i) such period of time as is set forth in his or her Award Agreement or (ii) the expiration date of the Option. The option holder may exercise all or part of his or her Option at any time before such expiration to the extent that such Option was exercisable at the time of termination of employment.

SAR grants may be either freestanding or tandem with Option grants. Each SAR grant shall be evidenced by an Award Agreement that will specify the Exercise Price, the term of the SAR, the conditions of exercise, and such other terms and conditions as the Committee shall determine.

The Exercise Price of SARs may not be less than 100% of the Fair Market Value of the Company's common stock on the grant date of the Award. The Committee, subject to the provisions of the 2007 Plan, shall have the discretion to determine the terms and conditions of SARs granted under the 2007 Plan. Each Award Agreement will specify the term of the SAR and the date when the SAR is to become exercisable, provided that except as specified in an Award Agreement upon a termination of employment or a Change in Control or Subsidiary Disposition, no SAR may be exercisable prior to one (1) year from the date of grant.

Upon exercise of a SAR, the holder of the SAR will be entitled to receive payment in an amount equal to the product of (i) the difference between the Fair Market Value of a share on the date of exercise and the Exercise Price and (ii) the number of Shares for which the SAR is exercised. At the discretion of the Committee, payment to the holder of a SAR may be in cash, shares of common stock or a combination thereof. To the extent that an exercised SAR is settled in cash, the Shares available for issuance under the 2007 Plan shall be reinstated and available for future Awards to the extent of the number of SARs so exercised.

SARs granted under the 2007 Plan will expire as determined by the Committee, but in no event later than ten (10) years from the date of grant. No SAR may be exercised by any person after its expiration.

In order that Option and SAR Awards may qualify as performance-based compensation under Section 162(m) of the Code, no Participant may be granted Options and SARs with respect to more than 250,000 Shares in any one year period, provided that such limit is increased to 500,000 Shares for a Participant during the year following his or her date of hire.

Terms and Conditions of Full Value Stock Awards

Each Restricted Stock or RSU grant will be evidenced by an Award Agreement that will specify the purchase price (if any) and such other terms and conditions as the Committee shall determine.

The Committee will have the discretion to determine (i) the number of Shares subject to a Restricted Stock or RSU Award granted to any Participant and (ii) the conditions for vesting that must be satisfied, provided that there shall be a minimum vesting period of one (1) year.

Each Performance Share grant will be evidenced by an Award Agreement that shall specify such other terms and conditions as the Committee, in its sole discretion, shall determine.

The Committee will have complete discretion to determine (i) the number of Shares subject to a Performance Share Award and (ii) the conditions that must be satisfied for grant or for vesting, provided that there shall be a minimum vesting period of one (1) year.

The Committee may grant other stock-based Awards that may include, without limitation, grants of Shares based on attainment of performance goals, payment of shares as a bonus in lieu of cash based on performance goals, and the payment of shares in lieu of cash under other Company incentive or bonus programs. The Committee will have the discretion to determine the vesting of any such Award, provided that, except as specified in an Award Agreement upon a termination of employment or a Change in Control or Subsidiary Disposition, there shall be a minimum vesting period of one (1) year, provided that an Award for payment of Shares in lieu of cash under other Company incentive or bonus programs shall not be subject to a minimum vesting period.

In order that Full Value Awards subject to vesting upon attainment of specified performance goals may qualify as performance-based compensation under Section 162(m) of the Code, no Participant may be granted Awards of Restricted Stock, RSUs, Performance Shares or Other Stock-Based Awards with respect to more than 125,000 Shares in any one year period, provided that such limit is increased to 250,000 Shares for a Participant during the year following his or her date of hire.

Terms and Conditions of Performance Unit Awards

Performance Units are similar to Performance Shares, except that they are cash-based and may be settled in Shares, cash or a combination of the two. The Shares available for issuance under the 2007 Plan will not be diminished as a result of the settlement of a Performance Unit in cash. Each Performance Unit grant will be evidenced by an Award Agreement that will specify such terms and conditions as may be determined at the discretion of the Committee, provided that there shall be a minimum vesting period of one (1) year.

In order that Performance Unit Awards may qualify as performance-based compensation under Section 162(m), no Participant shall be granted a Performance Unit Award providing for a payment value of more than $2,500,000 in any one fiscal year.

Other 2007 Plan Provisions

Certain Awards under the 2007 Plan will be intended to qualify as "performance-based compensation" for purposes of deductibility under Section 162(m) of the Code. For any such Award, the Committee will establish the performance objectives to be used within 90 days after the commencement of the Performance Period (being

at least one (1) year.) The performance objectives to be used shall be selected from the following list of measures (collectively, the "Performance Measures"): total shareholder return, stock price, net customer sales, volume, gross profit, gross margin, operating profit, operating margin, management profit, earnings from continuing operations (including derivatives thereof before interest, taxes, depreciation and/or amortization), earnings per share from continuing operations, net operating profit after tax, net earnings, net earnings per share, brand contribution to earnings, return on assets, return on investment, return on equity, return on invested capital, cost of capital, average capital employed, cash value added, economic value added, cash flow, cash flow from operations, working capital, working capital as a percentage of net customer sales, asset growth, asset turnover, market share, customer satisfaction, and employee satisfaction. The targeted level or levels of performance with respect to the Performance Measures may be established at such levels and on such terms as the Committee may determine, in its discretion, on a corporate-wide basis or with respect to one or more business units, divisions, subsidiaries, business segments or functions, and in either absolute terms or relative to the performance of one or more comparable companies or an index covering multiple companies. Unless otherwise determined by the Committee, measurement of the Performance Measures above shall exclude the impact of charges for restructurings, discontinued operations, extraordinary items and other unusual or non-recurring items, as well as the cumulative effects of tax or accounting changes, each as determined in accordance with generally accepted accounting principles or identified in the Company's financial statements, notes to the financial statements, management's discussion and analysis or other filings with the SEC. Awards that are not intended to qualify as "performance-based compensation" under Section 162(m) of the Code may be based on these or such other performance targets as the Committee may determine.

An Award granted under the 2007 Plan which is an Incentive Stock Option may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the recipient, only by the recipient. Other Awards will be transferable to the extent provided in the Award, except that no Award may be transferred for consideration.

Unless otherwise provided for in an Award Agreement for the issuance of Restricted Stock, the Participant holder of Restricted Stock will be entitled to all dividends paid with respect to such Shares prior to full vesting. The Award Agreements for other Full Value Stock Awards may include provision for the payment or accumulation of the amount of dividends that would otherwise be paid with respect to the number of Shares covered by the Award as if they were issued and outstanding ("Dividend Equivalents"). Dividend Equivalents may be paid in cash as and when the dividends are paid with respect to the Company's common stock or they may be accumulated and paid, with or without interest, at such time as may be provided for in the Award Agreement. No Dividend Equivalents may be paid or accumulated in connection with an Option or SAR Award.

In the event of any merger, reorganization, consolidation, recapitalization, liquidation, stock dividend, split-up, spin-off, stock split, reverse stock split, share combination, share exchange, extraordinary dividend, or any change in the corporate structure affecting the Shares, such adjustment shall be made in the number and kind of Shares that may be delivered under the 2007 Plan, the individual Award limits set forth in the 2007 Plan, and, with respect to outstanding Awards, in the number and kind of Shares subject to outstanding Awards, the Exercise Price, grant price or other price of Shares subject to outstanding Awards, any performance conditions relating to Shares, the market price of Shares, or per-Share results, and other terms and conditions of outstanding Awards, as may be determined to be appropriate and equitable by the Committee, in its sole discretion, to prevent dilution or enlargement of rights; provided, however, that, unless otherwise determined by the Committee, the number of Shares subject to any Award shall always be rounded down to a whole number. Any such adjustment shall be made by the Committee, whose determination shall be conclusive.

In the event of a Change in Control, if the successor corporation does not assume the Awards or substitute equivalent Awards, such Awards shall become fully vested and exercisable. In this event, performance-based Awards will vest on a pro rata monthly basis based on the performance level attained on the date of the Change in Control, if determinable, or target level, if not determinable. In such event, the Committee shall notify the Participant that each Award subject to exercise is fully exercisable. The Committee may, in its sole discretion,

provide that all outstanding Options and SARs shall be terminated upon the effectiveness of a Change in Control and provide each Participant an amount equivalent to the excess of the Fair Market Value of a Share immediately prior to the effectiveness of a Change in Control or the Committee may cancel or terminate Options or SARs without payment if the Fair Market Value of a Share as of the effective date of a Change of Control is less than the Option or SAR Exercise Price per Share. In the event of a Subsidiary Disposition, the Committee may, in its sole discretion, provide for the automatic full vesting of Awards only with respect to those Participants who are, at the time of the Subsidiary Disposition, engaged primarily in Continuous Service with the Subsidiary involved in such Subsidiary Disposition.

The Board of Directors may amend, suspend or terminate the 2007 Plan at any time; provided, however, that stockholder approval is required for any amendment to the extent necessary to comply with the NASDAQ listing standards or applicable laws. In addition, no amendment, suspension or termination may adversely impact an Award previously granted without the consent of the Participant to whom such Award was granted unless required by applicable law.

Federal Tax Aspects

The following paragraphs are a summary of the material U.S. federal income tax consequences associated with certain Award types to be granted under the 2007 Plan. The summary is based on existing U.S. laws and regulations, and there can be no assurance that those laws and regulations will not change in the future. The summary does not purport to be complete and does not discuss the tax consequences upon a Participant's death, or the provisions of the income tax laws of any municipality, state or foreign country in which the Participant may reside. Furthermore, this summary does not address applicable federal tax provisions of Section 409A of the Code enacted under the American Jobs Creation Act of 2004. To the extent applicable, it is intended that the 2007 Plan and any Awards granted thereunder will comply with the requirements of Section 409A of the Code. The new rules imposed by Section 409A may impact the way certain types of deferred compensation are taxed and certain provisions of Award Agreements may be included to protect against undesired tax consequences.

Incentive Stock Options

No taxable income is recognized when an Incentive Stock Option is granted or exercised, although the exercise is an adjustment item for alternative minimum tax purposes and may subject the Participant to the alternative minimum tax. If the Participant exercises the Option and then later sells or otherwise disposes of the Shares more than two years after the grant date and more than one year after the exercise date, the difference between the sale price and the Exercise Price generally will be taxed as long-term capital gain or loss. If these holding periods are not satisfied, the Option will generally be treated for tax purposes as a nonqualified stock option as described below. The Participant will recognize ordinary income at the time of sale or other disposition equal to the difference between the Exercise Price and the lower of (i) the Fair Market Value of the Shares at the date of the Option exercise or (ii) the sale price of the Shares. Any gain or loss recognized on such a premature disposition of the Shares in excess of the amount treated as ordinary income will be treated as long-term or short-term capital gain or loss, depending on the holding period.

Nonqualified Stock Options

No taxable income is recognized when a Nonqualified Stock Option is granted to a Participant with an Exercise Price equal to the Fair Market Value on the date of grant. Upon exercise, the Participant will recognize ordinary income in an amount equal to the excess of the Fair Market Value of the Shares on the exercise date over the Exercise Price. Any taxable income recognized in connection with the exercise of a Nonqualified Stock Option by an Employee is subject to tax withholding by the Company. Any additional gain or loss recognized upon later disposition of the Shares is capital gain or loss, which may be long-term or short-term capital gain or loss depending on the holding period.

Stock Appreciation Rights

No taxable income is recognized when a stock appreciation right is granted to a Participant. Upon exercise, the Participant will recognize ordinary income in an amount equal to the amount of cash received and the Fair Market Value of any Shares received. Any additional gain or loss recognized upon later disposition of the Shares is capital gain or loss, which may be long-term or short-term capital gain or loss depending on the holding period.

Full Value Stock Awards and Performance Units

A Participant generally will not have taxable income upon grant of Restricted Stock, RSUs, Performance Shares, Other Stock-Based Awards or Performance Units that are subject to vesting provisions. Instead, the Participant will recognize ordinary income at the time of vesting equal to the Fair Market Value (on the vesting date) of the Shares or cash received minus any amount paid. RSUs settled in stock may not be taxable until the settlement date if the award otherwise complies with the requirements for deferral of taxation under applicable tax laws. For Restricted Stock and shares issued pursuant to Other Stock-Based Awards subject to risk of forfeiture, a Participant instead may elect to be taxed at the time of grant.

Company Tax Treatment

The Company generally will be entitled to a tax deduction in connection with an Award under the 2007 Plan in an amount equal to the ordinary income realized by a Participant and at the time the Participant recognizes such income (for example, the exercise of a Nonqualified Stock Option, early disposition of an Incentive Stock Option or upon vesting of a Full Value Stock Award.) For Incentive Stock Options, the Company will not be entitled to a tax deduction unless the Participant makes an early disposition of the Shares acquired upon exercise of the Option as discussed above. Special rules limit the deductibility of compensation paid to the chief executive officer and to each of the next four most highly compensated executive officers. Under Section 162(m) of the Code, unless various conditions are met that enable compensation to qualify as "performance-based," the annual compensation paid to any of these specified executives will be deductible only to the extent that it does not exceed $1,000,000. However, the 2007 Plan has been designed to permit the Committee to grant Awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m) of the Code, thereby permitting the Company to receive a federal income tax deduction in connection with such Awards even to the extent that the income recognized by the executive with respect to the Award would cause the executive's non-exempt income for such year to exceed $1,000,000.

Prior Plan Option Grants and Prospective Awards Upon Approval of the 2007 Plan

The following table presents information relating to stock options granted under the 1990 Option Plan on October 16, 2007 to the Named Executive Officers, all current executive officers as a group, all current Directors who are not executive officers as a group and all employees, including all officers who are not executive officers, as a group. All of the options were granted at an exercise price of $36.03. The table also includes information relating to the prospective award of RSUs to non-employee directors upon approval of the 2007 Plan. It is not otherwise possible to determine the benefits to be received by the persons or groups referred to in the table following stockholder approval of the 2007 Plan.

Fiscal Year 2008 Plan Benefits
WD-40 Company 1990 Option Plan and 2007 Plan

Name and Position	Dollar Value[1] ($)	Options Granted (#)
Garry Ridge Chief Executive Officer	$ 475,800	60,000
Michael J. Irwin Executive Vice President and Chief Financial Officer	$ 139,568	17,600
Graham P. Milner Executive Vice President, Global Development and Chief Branding Officer	$ 100,711	12,700
Michael L. Freeman Division President, the Americas	$ 100,711	12,700
William B. Noble Managing Director, Europe	$ 158,600	20,000
Executive Group	$1,133,990	143,000
Non-Executive Director Group	$ 240,000[2]	0
Non-Executive Officer Employee Group	$1,541,116	194,340

1 The Dollar Value of $7.93 per share for stock options granted to Company employees has been determined as of the October 16, 2007 grant date using the Black-Scholes Option Valuation model. The following assumptions were used in determining the fair value: (i) a dividend yield of 2.78%; (ii) expected volatility of 0.2517; (iii) a 5-year risk free interest rate of 4.34%; and (iv) an expected option term/life of 5 years. Each stock option has an exercise price of $36.03, the closing price of the Company's shares on October 16, 2007. All of the stock options are non-qualified stock options vesting over a period of 3 years. Options to acquire 34% of the total shares subject to each stock option are exercisable on October 16, 2008 and options to acquire 33% of the total shares subject to each stock option are exercisable on October 16, 2009 and October 16, 2010.

2 On October 16, 2007 the Board of Directors approved a compensation policy for non-employee directors elected to serve as directors at the Annual Meeting of Stockholders on December 11, 2007. The director compensation policy provides for the award of RSUs on December 11, 2007 with respect to shares of the Company's common stock having a fair market value as of the date of grant equal to $30,000. Subject to stockholder approval of the 2007 Plan, the number of RSUs to be granted to each non-employee director will be determined as of the date of grant by dividing $30,000 by the closing price for the Company's shares on December 11, 2007. The RSUs awarded to each director will be fully vested upon grant and will be settled in shares only upon termination of the director's service as a director.

Vote Required and Board of Directors' Recommendation

The affirmative vote of a majority of the shares of common stock represented and entitled to vote at the Annual Meeting is required to approve the 2007 Plan. The persons designated in the enclosed proxy will vote your shares **FOR** ratification unless you include instructions to the contrary. The Board of Directors urges stockholders to vote in favor of approval of the WD-40 Company 2007 Stock Incentive Plan.

ITEM NO. 3

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has appointed PricewaterhouseCoopers LLP as the independent registered public accounting firm for the Company to audit the consolidated financial statements of the Company for fiscal year 2008. Although ratification by stockholders is not required by law, the Audit Committee has determined that it is desirable to request ratification of this selection by the stockholders. Notwithstanding its selection, the Audit Committee, in its discretion, may appoint a new independent registered public accounting firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of the Company and its stockholders. If the stockholders do not ratify the appointment of PricewaterhouseCoopers LLP, the Audit Committee may reconsider its selection.

A majority of the votes of the common stock present or represented at the meeting is required for approval. Broker non-votes will be voted in favor of approval. PricewaterhouseCoopers LLP acted as the Company's independent registered public accounting firm during the past fiscal year and, unless the Audit Committee appoints new independent accountants, PricewaterhouseCoopers LLP will continue to act in such capacity during the current fiscal year. It is anticipated that a representative of Pricewaterhouse-Coopers LLP will attend the Annual Meeting of Stockholders, will have an opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions.

The Audit Committee's policy is to pre-approve all audit and permissible non-audit products and services provided by the independent registered public accounting firm. These products and services may include audit services, audit-related services, tax services, software and other products or services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent accountants and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent accountants in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis. The possible effect on the independence of the accountants is considered by the Audit Committee. There is no direct or indirect understanding or agreement that places a limit on current or future years' audit fees.

Audit Fees

PricewaterhouseCoopers LLP has provided audit services to the Company for each of the past two fiscal years. Audit fees consist of fees for professional services rendered for the audit of the Company's consolidated annual financial statements and review of the interim consolidated financial statements included in quarterly reports and services that are normally provided by PricewaterhouseCoopers LLP in connection with statutory and regulatory filings or engagements. Audit fees also include fees for professional services rendered for the audit of the effectiveness of the Company's internal control over financial reporting. The aggregate fees billed to the Company by PricewaterhouseCoopers LLP for audit services performed for the Company for the past two fiscal years were $869,000 for the year ended August 31, 2006 and $860,000 for the year ended August 31, 2007.

Audit-Related Fees

Audit-related services consist of assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and are not reported under "Audit Fees." No audit-related services were provided during the fiscal years ending on August 31, 2006 and August 31, 2007.

Tax Fees

PricewaterhouseCoopers LLP provided tax compliance, tax advice, and tax planning services to the Company for the fiscal year ended August 31, 2006. The tax services provided to the Company by the auditors during the fiscal year ended August 31, 2006 consisted of tax return preparation, tax payment-planning services and assistance with tax audits and appeals (to the extent permitted.) The aggregate fees billed to the Company by PricewaterhouseCoopers LLP for tax services performed for the Company for the past two fiscal years were $35,000 for the year ended August 31, 2006 and $0 for the year ended August 31, 2007.

All Other Fees

PricewaterhouseCoopers LLP provided access to online research reference materials for the fiscal year ending August 31, 2006 and August 31, 2007. The aggregate fees billed to the Company by PricewaterhouseCoopers LLP for other services performed for the Company for the past two fiscal years were $3,000 for the year ended August 31, 2006 and $3,000 for the year ended August 31, 2007.

STOCKHOLDER PROPOSALS

Stockholder proposals must be received by the Company no sooner than May 10, 2008 and not later than July 10, 2008 to be included in the Proxy Statement and form of Proxy for the next annual meeting.

By Order of the Board of Directors
Maria M. Mitchell
Secretary

Dated: November 8, 2007

IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. THEREFORE, STOCKHOLDERS ARE URGED TO FILL IN, SIGN AND RETURN THE ACCOMPANYING FORM OR FORMS OF PROXY IN THE ENCLOSED ENVELOPE.

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**


RECEIVED
NOV 1 9 2007
WASH, D.C.
186
SECTION

For the Fiscal Year Ended August 31, 2007

Commission File No. 000-06936

WD-40 COMPANY
(Exact Name of Registrant as specified in Charter)

Delaware	**95-1797918**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1061 Cudahy Place, San Diego, California	**92110**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (619) 275-1400

Securities registered pursuant to Section 12(b) of the Act:

Title of Class: None

Securities registered pursuant to Section 12(g) of the Act:

Title of Class: Common Stock, $.001 par value

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act: Yes ☐ No ☒.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☒ No ☐.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ☐ No ☒

The aggregate market value (closing price) of the voting stock held by non-affiliates of the Registrant as of February 28, 2007 was $513,928,000.

As of October 17, 2007 the Registrant had 16,853,906 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The Proxy Statement for the annual meeting of stockholders on December 11, 2007 is incorporated by reference into PART III, Items 10, 11, 12 and 14.

PART I

ITEM 1 - Business

(a) General Development of Business.

For more than four decades, WD-40 Company (the Company) sold only one product, WD-40®. WD-40 is a multi-purpose product, which acts as a lubricant, rust preventative, penetrant, cleaner and moisture displacer. In December 1995, the Company acquired the 3-IN-ONE® Oil brand of general purpose and specialty lubricants. In April 1999, the Company acquired the Lava® brand heavy-duty hand cleaner and in October 2000, acquired the Solvol® brand heavy-duty hand cleaner. In April 2001, the Company acquired three additional brands of household cleaning products, 2000 Flushes®, X-14® and Carpet Fresh®. The Company added to its fortress of brands through the acquisition in May 2002 of the Spot Shot® brand, a leading brand in the carpet stain remover category. In April 2004, the Company again added to its brands with its purchase of the 1001® line of carpet and household cleaners.

The acquisition of the 3-IN-ONE Oil brand provided the Company with an existing network of distribution in 17 countries, including several markets in which the WD-40 brand had not been sold. The Company used this distribution network to introduce the WD-40 brand to these markets and to add distribution channels in some of the markets that had been previously established.

The Lava brand is more than 100 years old and is well recognized by U.S. consumers. When the Lava brand was acquired, the Company identified that the Lava consumer and the WD-40 consumer shared similar characteristics and believed the distribution network developed through the WD-40 brand could effectively promote growth in the U.S. With the Lava acquisition, the Company concluded that it would benefit by an increased position in the U.S. grocery channel. This was a catalyst for the Global Household Brands acquisition.

In fiscal 2001, the Company acquired the business, brand trademarks, patents and other tangible and intangible assets known as Global Household Brands. The acquisition included three principal brand trademarks, 2000 Flushes automatic toilet bowl cleaners, X-14 automatic toilet bowl cleaners and hard surface cleaners and Carpet Fresh rug and room deodorizers. The acquisition was made to move the Company forward in its fortress of brands strategy, while also providing economies of scale in sales, manufacturing, and administration, and to strengthen the Company's position in the grocery trade channel. The Global Household Brands' broker network and grocery business, combined with the WD-40 Company's do-it-yourself (DIY) distribution, gave the Company growth potential for all brands across new trade channels.

In fiscal 2001, the Company also acquired the Solvol brand of heavy-duty hand cleaners in Australia. The Company extended the brand by introducing liquid products, a benefit from the technology obtained in the acquisition of the Lava brand. These liquid products have contributed to the growth of the Solvol brand.

In fiscal 2002, the Company completed the acquisition of the business, worldwide brand trademarks and other intangible assets of Heartland Corporation. The principal brand acquired by the Company was the Spot Shot brand, whose primary product was a carpet stain remover. The acquisition of this brand expanded the Company's product offerings in the household-cleaning category. The acquisition also included related Spot Shot products and a group of developing brands, which were subsequently sold to former employees of Heartland.

In fiscal 2004, the Company purchased the 1001 line of carpet and household cleaners in the United Kingdom (U.K.). The Company acquired this line of products to gain a presence in the U.K. market and to facilitate an introduction of the Company's Spot Shot and Carpet Fresh brand formulations through the use of an existing brand currently recognized by market consumers.

As a result of the Solvol and 1001 acquisitions, the Company was able to introduce existing products to new markets. The Company is also focused on expanding its current brands in existing markets with new product development. In fiscal year 2003, a new product development team, known as Team Tomorrow, was created to support new product development and current product improvement for all of the Company's brands.

(b) Financial Information About Industry Segments.

The Company's operating segments are determined consistent with the way management organizes and evaluates financial information internally for making operating decisions and assessing performance. The Company is organized on the basis of geographical area into the following segments: the Americas, Europe and Asia-Pacific. In addition, management reviews product performance on the basis of revenue. The financial information required by this item is included in Note 12 – Business Segments and Foreign Operations of the Company's consolidated financial statements, which have been included in ITEM 15, Exhibits and Financial Statement Schedule.

The Company's revenue comes from three product categories—multi-purpose lubricants, heavy-duty hand cleaners and household products. The first two are marketed primarily through retail chain stores, hardware stores, automotive parts outlets, mass retail and industrial distributors and suppliers, while the household products are mainly sold in grocery and mass retail.

(c) Narrative Description of Business.

Products

The Company, headquartered in San Diego, California, markets two lubricant brands known as WD-40 and 3-IN-ONE Oil, two heavy-duty hand cleaner brands known as Lava and Solvol, and six household product brands known as X-14 hard surface cleaners and automatic toilet bowl cleaners, 2000 Flushes automatic toilet bowl cleaner, Carpet Fresh and No Vac® rug and room deodorizers, Spot Shot aerosol and liquid carpet stain removers and 1001 carpet and household cleaners and rug and room deodorizers.

The Company's brands are sold in various locations around the world. Lubricant brands are sold worldwide in markets such as North, Central and South America, Asia, Australia and the Pacific Rim, Europe, the Middle East and Africa. Household product brands are currently sold primarily in North America, the U.K., Australia and the Pacific Rim. Heavy-duty hand cleaner brands are sold primarily in the U.S. and Australia.

WD-40 is the market leader among multi-purpose lubricants and is sold in aerosol cans and in liquid form through retail chain stores, hardware stores, warehouse club stores, automotive parts outlets and industrial distributors and suppliers. WD-40 is sold worldwide in markets such as North, Central and South America, Asia, Australia and the Pacific Rim, Europe, the Middle East and Africa. It has a wide variety of consumer uses in, for example, household, marine, automotive, construction, repair, sporting goods and gardening applications. The product also has numerous industrial applications.

The 3-IN-ONE Oil brand is sold primarily through the same distribution channels as the WD-40 brand. The brand consists of drip oil and spray lubricant products. The drip oil is an entry-level lubricant with unique spout options that allow precise applications for small mechanisms and assemblies, tool maintenance and threads on screws and bolts. 3-IN-ONE Oil is the market share leader among drip oils for household consumers. It also has wide industrial applications in such areas as locksmithing, HVAC, marine, farming, construction and jewelry manufacturing. In addition to the drip oil line of products, the 3-IN-ONE brand also includes a professional line of spray lubricant products known as 3-IN-ONE Professional, which is a line of high quality, great value maintenance products. The high quality and the established distribution network have enabled these products to gain international acceptance. 3-IN-ONE products are sold primarily in Europe, the U.S., Canada, Latin America, Australia and Asia.

The Lava brand is more than 100 years old and has strong awareness among American consumers. At the time of acquisition, the brand consisted of two sizes of bar soap and one size of liquid cleaner. Prior to the Company's acquisition, the brand had been sold in a limited number of domestic trade channels, notably supermarkets and drug stores. Because of its heavy-duty characteristics, the Lava brand also has appeal to consumers who shop in other channels such as mass, hardware and automotive. The Lava brand is sold primarily in the U.S.

Solvol, Australia's leading brand of heavy duty hand cleaner, was sold as a bar soap at the time of acquisition. Shortly after acquiring the Solvol brand, the Company increased the product offering of the brand by adding a liquid cleaner. Solvol is sold through hardware, grocery, industrial, automotive and mass retail channels in Australia.

X-14, which has recently been restaged as "The Bathroom Expert$_{TM}$," is a line of quality products designed for the unique cleaning needs of the bathroom, from quick touch-ups to deep cleaning. X-14 is sold as an aerosol and liquid all- purpose bathroom cleaner, a liquid mold and mildew stain remover, a liquid daily shower cleaner and an automatic toilet bowl cleaner. X-14 is sold primarily in the U.S. through grocery, drug and mass retail channels.

2000 Flushes is a pioneering line of long-duration automatic toilet bowl cleaners that include in-bowl and drop in products. 2000 Flushes is sold primarily in the U.S. and Canada through grocery, drug and mass retail channels.

Carpet Fresh initiated the rug and room deodorizer category upon its introduction in 1978. The Carpet Fresh powder is sprinkled on carpets and vacuumed. Carpet Fresh is also sold as an aerosol foam, which does not require vacuuming. Carpet Fresh is sold primarily through grocery, drug and mass retail channels in the U.S., U.K. and Australia. In the U.K., Carpet Fresh is sold under the 1001 brand name. In Australia, Carpet Fresh is sold under the No Vac brand name.

The Spot Shot brand is currently an aerosol and liquid trigger carpet stain remover. The brand's products are sold primarily through grocery, mass retail, club stores, hardware and home center stores in the U.S. and Canada. Spot Shot products are also sold in the U.K. under the 1001 brand name.

The 1001 brand includes carpet and household cleaners and is sold primarily through mass retail, grocery and home center stores in the U.K. The brand was acquired with the expectation that the Company would be able to successfully introduce its other household product formulations under the 1001 brand in order to expand the Company's household products business into the U.K. market. During fiscal year 2004, the Carpet Fresh and Spot Shot brands were introduced under the 1001 brand in the U.K. The Carpet Fresh No Vac formula is one of the first aerosol rug and room deodorizers in the U.K. market.

The Company continues to be focused and committed to innovation and new product development. The Company sees innovation as an important factor to the long-term growth of its brands and intends to continue to work on future product, packaging and promotional innovations.

Financial information about segment operations and product lines appears in Note 12 – Business Segments and Foreign Operations of the Company's consolidated financial statements, which have been included in ITEM 15, Exhibits and Financial Statement Schedule.

Sources and Availability of Raw Materials

The Company relies on multiple suppliers for the primary components for its products. The Company's primary components include aerosol cans and petroleum-based products, which are manufactured from commodities that are subject to volatile price changes. The availability of these components is affected by a variety of supply and demand factors, including global market trends, plant capacity decisions and natural disasters. The Company expects these components to continue to be readily available in the future, although the Company is exposed to volatile commodity prices.

Research and Development

The Company recognizes the importance of innovation to its long-term success and is focused on and committed to research and new product development activities. The Company has a new-product development team known as Team Tomorrow. This team engages in consumer research, product development, current product improvement and testing activities, and also leverages its development capabilities by partnering with a network of outside resources including the Company's current and prospective outsource suppliers. The Company incurred research and development expenses of $3.8 million in each of fiscal years 2007 and 2006, and $2.5 million in fiscal year 2005. None of this research activity was customer-sponsored.

Seasonality

Historically, the Company has achieved its highest quarterly sales levels during its fourth fiscal quarter. These patterns are largely reflective of the customers' seasonal purchasing patterns, as well as the timing of the Company's promotional activities. However, due to new product introductions and international sales growth, these patterns may not continue in future years.

Manufacturing

The Company outsources the manufacturing of its finished products to various suppliers (contract manufacturers). The Company uses contract manufacturers in the United States, Canada, Brazil, Argentina, United Kingdom, Australia, China, South Korea and India. Although the Company does not have any definitive minimum purchase obligations included in the contract terms with contract manufacturers, supply needs are communicated, and the Company is committed to purchase the products produced based on orders and short-term projections provided to the contract manufacturers. In addition, the Company has expanded its manufacturer sourcing outside of its traditional contract manufacturing and distribution model in order to support recent product introductions.

Significant Customer

Wal-Mart Stores, Inc. is a significant U.S. mass retail customer and offers a variety of the Company's products. Sales to U.S. Wal-Mart stores accounted for approximately 9 percent of the Company's consolidated net sales during each of fiscal years 2007, 2006 and 2005. Excluding sales to U.S. Wal-Mart stores, sales to affiliates of Wal-Mart worldwide accounted for approximately 4 percent during each of fiscal years 2007, 2006 and 2005.

Order Backlog

Order backlog is not a significant factor in the Company's business.

Competition

The market for the Company's products, especially its household products, is highly competitive and is expected to be increasingly competitive in the future. The Company's products compete both within their own product classes as well as within product distribution channels, competing with many other products for store placement and shelf space. Competition in international markets varies by country. The Company is aware of many competing products, some of which sell for lower prices or are produced and marketed by companies with greater financial resources than those of the Company. The Company relies on the awareness of its brands among consumers, the value offered by those brands as perceived by consumers, product innovation and its multiple channel distribution as its primary strategies. New products typically encounter intense competition, which may require substantial advertising and promotional support. When or if a new product achieves consumer acceptance, ongoing advertising and promotional support may be required to maintain its relative market position.

Trademarks and Patents

The Company owns numerous patents, but relies primarily upon its established trademarks, brand names and marketing efforts, including advertising and sales promotion, to compete effectively. The WD-40, 3-IN-ONE, Lava, Solvol, X-14, 2000 Flushes, Carpet Fresh and No Vac, Spot Shot and 1001 trademarks are registered in various countries throughout the world.

Employees

At August 31, 2007, the Company employed 278 people worldwide: 136 by the United States parent corporation, 6 of whom are based in the Malaysian regional office; 9 by the Company's Canadian subsidiary; 95 by the United Kingdom subsidiary, including 16 in Germany, 14 in France, 10 in Spain and 7 in Italy; 13 by the Australian subsidiary; 23 by the Chinese subsidiary; and 2 by WD-40 Manufacturing Company, the Company's manufacturing subsidiary. The majority of the Company's employees are engaged in sales and/or marketing activities.

(d) Financial Information About Foreign and Domestic Operations and Export Sales.

The information required by this item is included in Note 12—Business Segments and Foreign Operations, of the Company's consolidated financial statements, which have been included in ITEM 15, Exhibits and Financial Statement Schedule. The Company is subject to a variety of risks due to its foreign operations, including currency risk and credit risk. The Company attempts to minimize its exposure to foreign currency exchange fluctuations by the use of forward contracts on non-functional currency cash and accounts receivable balances. With the continuing expansion of the Company's business in Asia, Latin America, Eastern Europe, the Middle East and various states in the former Soviet Union, the Company is subject to increased credit risk for products sold to customers in these areas.

(e) Access to SEC Filings

Interested readers can access the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, through the Investor Relations section of the Company's website at www.wd40.com. These reports can be accessed free of charge from the Company's website as soon as reasonably practicable after the Company electronically files such materials with, or furnishes them to, the Commission. Note that nothing on the Company's website has been incorporated into this document.

Interested readers may also read and copy any materials that the Company files at the SEC Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. Readers may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site (www.sec.gov) that contains the Company's reports.

ITEM 1A - Risk Factors

The following risks and uncertainties, as well as other factors described elsewhere in this report or in other filings of the Company with the SEC, could adversely affect the Company's business, financial condition and results of operations. Additional risks and uncertainties that are not presently known to the Company, or that are not currently believed by the Company to be material, may also harm the Company's business operations and financial results.

Component Supply Risk

The Company depends upon its suppliers for the supply of the primary components for its products. Such components are subject to significant price volatility beyond the control or influence of the Company. Petroleum-

based products, from which WD-40 and 3-IN-ONE are manufactured, have had significant price volatility in the past, and may in the future. Rising oil prices also impact the Company's cost of transporting its products. As component and raw material costs are the main contribution to cost of goods sold for all of the Company's products, any significant fluctuation in the costs of components could also have a material impact on the gross margins realized on the Company's products. Specifically, future can prices are exposed to fluctuations resulting from changes in tariffs on steel as well as general supply and demand economics; therefore, any significant increase or decrease in steel tariffs and/or the supply and demand of steel could have a significant impact on the costs of purchasing cans and the Company's cost of goods. In the event there is significant price volatility or component costs increases, the Company may not be able to maintain, or may choose not to maintain, its gross margins by raising its product prices. Should the Company choose to increase product prices, such increases may adversely affect demand and unit sales. Increases in the prices for the components could have a material adverse effect on the Company's business, operating results, financial position and cash flows.

Reliance on Supply Chain

The Company relies on third party contract manufacturers for the production of its finished goods. The Company does not have direct control over the management or business of the primary contract manufacturers utilized in the manufacturing of the Company's products, except indirectly through terms as negotiated in contracts with those manufacturers. Should the terms of doing business with the Company's primary contract manufacturers change, the Company's cost structure may be affected, which could have a direct impact on the Company's profit margins.

The Company's contract manufacturers rely upon two key vendors for the supply of empty cans used in the production of WD-40, Carpet Fresh, 3-IN-ONE, Spot Shot, X-14 and 1001 products. Additionally, the Company relies on single manufacturers for the production of 2000 Flushes and X-14 automatic toilet bowl cleaners, X-14 hard surface cleaners, Carpet Fresh powder and Lava bar soap. The loss of any of these suppliers or manufacturers could disrupt or interrupt the production of the Company's products. Although the Company has a business continuity plan to help mitigate the potential loss of suppliers or manufacturers, the inability to replace lost suppliers or manufacturers in a reasonable amount of time could have a material adverse effect on the Company's business, operating results, financial position and cash flows.

The Company also relies on third party logistics providers for the distribution of its products to customers. The Company does not have direct control over the management or business of the logistics providers, except indirectly through terms as negotiated in contracts. Should the terms of doing business with the Company's logistics providers change, the distribution of products to customers may be disrupted, which could have a direct impact on the Company's profitability. The inability to replace lost logistics providers in a reasonable amount of time could also have a material adverse effect on the Company's business, operating results, financial position and cash flows.

Additionally, as the Company continues to focus on innovation, there is an increasing need for global and multiple sourcing strategies. The inability of the Company to find adequate sourcing to support innovation initiatives could have a material adverse effect on the Company's business, operating results, financial position and cash flows.

Competition

The market for the Company's products is highly competitive and is expected to be increasingly competitive in the future. The Company's products compete both within their own product classes as well as within product distribution channels, competing with many other products for store placement and shelf space. Competition in international markets varies by country. The Company is aware of many competing products, some of which sell for lower prices. In addition, many of the Company's competitors have significantly greater financial, technical, product development, marketing and other resources.

These considerations as well as increased competition generally could result in price reductions, reduced gross margins, and a loss of market share, any of which could have a material adverse effect on the Company's business, operating results, financial position and cash flows. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, operating results, financial position and cash flows.

Volume Growth

A large percentage of the Company's revenue comes from mature markets that are subject to increased competition. During fiscal year 2007, approximately 52% of the Company's sales were generated in U.S. markets. In the U.S., the markets for lubricants, household products and hand cleaners are considered mature and are generally characterized by high household penetration. The Company's ability to achieve volume growth is dependent on its ability to drive growth through innovation and investment in its established brands and its ability to capture market share from competitors. During fiscal year 2006, the Company increased prices on a majority of its product portfolio. Price increases may slow volume growth or create declines in volume in the short term as customers adjust to price increases. If the Company is unable to increase market share in existing product lines, or bring innovation to grow its product categories, or develop, acquire or successfully launch new products, or successfully penetrate new and developing markets, the Company may not achieve its volume growth objectives.

Political and Economic Risks

The Company's domestic and international operations are exposed to the risk of political and economic uncertainties. Changes in political and economic conditions may affect product cost, availability, distribution, pricing, purchasing, and consumption patterns. While the Company seeks to manage its business in consideration of these risks, there can be no assurance that the Company will be successful in doing so.

As the Company's sales extend to various countries around the globe, financial results in affected areas are exposed to a higher degree of risk. Examples of regions currently exposed to such types of risk include Latin America, the Middle East and parts of Asia. There can be no assurance that the Company will be able to successfully mitigate against current and future risks associated with political and economic uncertainties, or that the risks faced by the Company will not materially adversely affect its business, operating results, financial position and cash flows. As sales grow within various regions around the world, the Company's exposure to this risk will increase.

International Operations

The Company's sales outside of the U.S. were approximately 48% of net sales in fiscal year 2007. The Company has faced and will continue to face substantial risks associated with having foreign operations, including restrictions on repatriating foreign profits back to the U.S. and the imposition of tariffs or trade restrictions. These risks could have a significant impact on the Company's ability to sell its products on a competitive basis in international markets and may have a material adverse effect on the Company's results of operations or financial position.

Also, the Company's operations outside of the U.S. are subject to the risk of new and different legal and regulatory requirements in local jurisdictions, potential difficulties in staffing and managing local operations, potentially higher incidence of fraud or corruption, credit risk of local customers or distributors and potentially adverse tax consequences.

The Company is also exposed to foreign currency exchange rate risk with respect to its sales, profits, and assets and liabilities denominated in currencies other than the U.S. dollar. Although the Company uses instruments to

hedge certain foreign currency risks, it is not fully protected against foreign currency fluctuations and, therefore, the Company's reported earnings will be affected by changes in foreign currency exchange rates.

Business Risks

With the trend toward consolidation in the retail marketplace, the Company's customer base is shifting toward fewer, but larger, customers who purchase in larger volumes. A large percentage of the Company's sales are to mass retail customers. Sales to one of these customers (Wal-Mart and affiliates) accounted for approximately 13% of the Company's net sales in fiscal year 2007. Additionally, each of the Company's individual brands may be subjected to customer sales concentration. The loss of, or reduction in, orders from any of the Company's most significant customers could have a material adverse effect on the Company's brand values, business and financial results.

Large customers also seek price reductions, added support or promotional concessions, which may negatively impact the Company's ability to maintain existing profit margins.

The Company does not typically enter into long-term contracts with its customers. Accordingly, these customers could reduce their purchasing levels or cease buying products from the Company at any time and for any reason. In addition, the Company is subject to changes in customer purchasing patterns. These types of changes may result from changes in the manner in which customers purchase and manage inventory levels, or display and promote products within their stores. Other potential factors such as customer disputes regarding shipments, fees, merchandise condition or related matters may also impact operating results.

The Company also faces the risk of diminishing product categories or shifts within these categories. Currently, the Company faces challenges related to its household products brands. Household products have short differentiated life cycles and often need continuous innovation to address consumers' changing needs and tastes. As a result of the dynamic nature of these product categories, the ability to understand consumer preferences and innovate is key to the Company's ongoing success. In the event that the Company is unable to meet consumer preferences through innovation, its brands and product offerings may be at risk of impairment.

Goodwill and Intangible Assets Impairment Risk

The Company carries goodwill and intangible assets resulting from the Company's acquisitions. Changes in market conditions or changes in the Company's results could subject these assets to risks of impairment.

The following items could trigger impairment:

- Significant underperformance relative to historical or projected future operating results
- Significant changes in the manner of our use of the acquired assets or the strategy for our overall business
- Significant negative industry or economic trends
- Significant decline in our stock price for a sustained period
- Decreased market capitalization relative to net book value
- Unanticipated technological change or competitive activities
- Loss of key distribution

- Loss of key personnel

- Acts by government and courts

In fiscal year 2007, the Company's U.S. sales of household products declined versus the prior fiscal year. If the Company's sales of household products continue to decline and are determined to be other than temporary, the Company's intangible assets associated with these brands could be subject to impairment.

New Product Development Risks

The Company's long-term growth is reliant, in part, on the success of new product introductions and product renovations. The Company competes in several product categories where there are frequent introductions of new products and line extensions. The ability to understand consumer preferences and identify technological trends is key to maintaining and improving the competitiveness of its product offerings. The development and introduction of new products, as well as the renovation of current products and product lines, requires significant research and development, marketing and manufacturing expenditures, which the Company may not recoup if the new or renovated products do not gain market acceptance. There are inherent risks associated with new product development, including product launch delays, which could result in the Company not being first to market, higher inventory costs if managed ineffectively, product design failures, product defects and the failure of new products to achieve expected levels of consumer acceptance. As the Company continues to focus on innovation, the Company's financial condition, results of operations or cash flows could be adversely affected in the event that the Company is not able to effectively develop and introduce new or renovated products and line extensions.

Operating Results and Net Earnings May Not Meet Expectations

The Company cannot be sure that its operating results and net earnings will meet expectations. If the Company's assumptions and estimates are incorrect or do not come to fruition, or if the Company does not achieve all of its key goals, then the Company's actual performance could vary materially from its expectations. The Company's operating results and net earnings may be influenced by a number of factors, including the following:

- The introduction of new products and line extensions by the Company or its competitors

- The mix of products with varying profitability sold in a given quarter

- The mix of products sold within channels and different countries with varying profitability in a given quarter

- The Company's ability to control its internal costs and the cost of raw materials

- The effectiveness of the Company's advertising, marketing and promotional programs

- Changes in product pricing policies by the Company or its competitors

- Consumer and customer reaction to price increases

- The ability of the Company to execute its strategies and to maintain and enhance profits in the face of a consolidating retail environment

- Changes in accounting policies and accounting standards

- The ability of the Company to achieve business plans, including volume growth and pricing plans, as a result of high levels of competitive activity

- The ability to maintain key customer relationships
- The ability of major customers and other debtors to meet their obligations as they come due
- The failure of parties contracting with the Company to perform their obligations and the loss of or inability to renew contracts of importance to the Company's performance
- The Company's reliance on brokers to maintain and grow distribution in the grocery channel
- The ability to successfully manage regulatory, tax and legal matters, including resolution of pending matters within current estimates
- Substantial costs associated with regulatory compliance
- The ability of the Company to attract and retain qualified personnel
- The ability of the Company to maintain the value of its brands
- Expenses for impairment of goodwill, trademarks and other intangible assets and equity investments in excess of projections
- Expenses for impairment and obsolescence of property, plant and equipment
- The ability to maintain the overall quality of new and existing products
- The ability of the Company to penetrate and grow markets and distribution channels
- The ability of the Company to manage the impact of foreign currency fluctuations
- The impact of foreign import and export restrictions or other trade regulations
- The availability and cost of debt financing
- Changes to cash flow resulting from tax payments, tax settlements and share repurchases
- The ability of the Company to manage inventory at appropriate levels, including decisions regarding obsolescence
- The impact of any litigation or product liability claims
- Fluctuations in federal, state, local and foreign taxes
- The impact of general economic conditions in the United States and in other countries in which the Company currently does business

In addition, sales volume growth, whether due to acquisitions or to internal growth, can place burdens on management resources and financial controls that, in turn, can have a negative impact on operating results. To some extent, the Company plans its expense levels in anticipation of future revenues. If actual revenue falls short of these expectations, operating results and net earnings are likely to be adversely affected.

Regulatory Risks

The Company is subject to numerous environmental laws and regulations that impose various environmental controls on its business operations, including, among other things, the discharge of pollutants into the air and

water, the handling, use, treatment, storage and clean-up of solid and hazardous wastes and the investigation and remediation of soil and groundwater affected by hazardous substances. Such laws and regulations may otherwise relate to various health and safety matters that impose burdens upon the Company's operations. These laws and regulations govern actions that may have adverse environmental effects and also require compliance with certain practices when handling and disposing of hazardous wastes. These laws and regulations also impose strict, retroactive and joint and several liability for the costs of, and damages resulting from, cleaning up current sites, past spills, disposals and other releases of hazardous substances. The Company believes that its expenditures related to environmental matters have not had, and are not currently expected to have, a material adverse effect on its financial condition, results of operations or cash flows. However, the environmental laws under which the Company operates are complicated and often increasingly more stringent, and may be applied retroactively. Accordingly, there can be no assurance that the Company will not be required to make additional expenditures to remain in or to achieve compliance with environmental laws in the future or that any such additional expenditures will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

Some of the Company's products have chemical compositions that are controlled by various state, federal and international laws and regulations. The Company is required to comply with these laws and regulations and seeks to anticipate regulatory developments that could impact the Company's ability to continue to produce and market its products. The Company invests in research and development to maintain product formulations that comply with such laws and regulations. There can be no assurance that the Company will not be required to alter the chemical composition of one or more of the Company's products in a way that will have an adverse effect upon the product's efficacy or marketability. A delay or other inability of the Company to complete product research and development in response to any such regulatory requirements could have a material adverse effect on the Company's financial condition and results of operations.

A focus on environmental regulations relating to Volatile Organic Compounds (VOCs) resulted in a change in 1996 in the formulation of the WD-40 product in the majority of countries where the product is sold, whereby CO_2 was chosen as the aerosol propellant. This change increased the cost of manufacturing WD-40, and the Company increased its selling prices to partially offset the additional cost. In the event of future increases in product cost, the Company may not be in a position to raise selling prices, and therefore an increase in costs could have an adverse effect on the Company's profitability.

In California, VOCs are regulated by the California Air Resources Board (CARB), one of the most influential state environmental regulatory agencies in the United States. In the past, CARB regulations have required a reformulation of the Company's multi-purpose lubricants. The Company successfully reformulated its multi-purpose lubricants to be in full compliance with CARB regulations. The reformulation resulted in increased product costs. CARB continually reviews its allowable levels of VOCs in products and product categories in which the Company's products compete. In the event that CARB regulations require further reformulations of any of the Company's products, the impact of reformulation could have an adverse effect on product performance and the Company's profitability.

In conjunction with the review of the state budget, California authorized CARB to enforce a fee-based system, which would allow it to collect "fees" from those it governs on the VOC issues. These fees go into CARB's operating budget and help cover shortfalls, and are said to be based on the amount of VOCs a company's product puts into the state's atmosphere. If a similar VOC policy is adopted by other states, the potential impact of fees charged could be material to the Company.

Generally, the manufacturing, packaging, storage, distribution and labeling of the Company's products and the Company's business operations all must comply with extensive federal, state, and foreign laws and regulations. It is possible that the government will increase regulation of the transportation, storage or use of certain chemicals, to enhance homeland security or protect the environment and that such regulation could negatively impact raw material supply or costs.

Resolution of Tax Disputes

Significant judgment is required in determining the Company's effective tax rate and in evaluating tax positions. The Company establishes accruals for certain tax contingencies when, despite the belief that its tax return positions are fully supported, the Company believes that certain positions may not be fully sustained upon challenge by relevant tax authorities. The tax contingency accruals are adjusted in light of changing facts and circumstances, such as progress of tax audits, case law development and emerging legislation. The Company's effective tax rate includes the impact of tax contingency accruals and changes to the accruals, including related interest and penalties, as considered appropriate by management. With respect to tax contingencies, when particular matters arise, a number of years may elapse before such matters are audited and finally resolved. Favorable resolution of such matters could be recognized as a reduction to the Company's effective tax rate in the year of resolution. Unfavorable settlement of any particular issue could increase the effective tax rate. Resolution of a tax issue may require the adjustment of tax assets or tax liabilities or the use of cash in the year of resolution.

Acquisition Risk

Since 2001, the Company has acquired the household product brands: Spot Shot, 2000 Flushes. X-14, Carpet Fresh and 1001. The Company believes that its acquisitions provide opportunities for growth for all of the Company's brands as well as increased efficiencies and cost savings in management, operations and marketing. However, if the Company is not able to successfully integrate acquired products, the Company may not be able to maximize these opportunities. Rather, the failure to integrate these acquired businesses because of difficulties in the assimilation of operations and products, the diversion of management's attention from other business concerns, the loss of key employees or other factors could materially adversely affect the Company's financial results.

One of the Company's strategies is to increase its sales volumes, earnings and the markets it serves through acquisitions of other businesses in the United States and internationally. There can be no assurance that the Company will be able to identify, acquire, or profitably manage additional companies or operations or that it will be able to successfully integrate future acquisitions into its operations. In addition, there can be no assurance that companies or operations acquired will be profitable at their inception or that they will achieve sales levels and profitability that justify the investments made.

Future acquisitions could also result in the incurrence of debt, potentially dilutive issuances of equity securities, contingent liabilities, amortization expenses related to certain intangible assets and/or increased operating expenses, which could adversely affect the Company's results of operations and financial condition. In addition, to the extent that the economic benefits associated with any of the Company's acquisitions diminish in the future, the Company may be required to record write-downs of goodwill, intangible assets or other assets associated with such acquisitions, which could also adversely affect the Company's operating results.

Debt Financing Risk

The Company has historically paid out a large part of its earnings to stockholders in the form of regular quarterly dividends. The past acquisitions have been funded to a large extent by debt. In order to service the debt, the Company is required to use its income from operations to make interest and principal payments required by the terms of the loan agreements. In addition, the Company is required by covenants within the loan agreements to maintain certain financial ratios and compliance with other financial terms.

In fiscal years 2005 and 2007, the Company announced increases to its regular quarterly dividend from $0.20 to $0.22 per share in April 2005 and from $0.22 to $0.25 in December 2006 (increasing the annual dividend since April 2005 from $0.80 to $1.00). However, if operating income is not sufficient to properly service the debt or otherwise allow the Company to maintain compliance with the terms of its loans, the Company could be required to seek additional financing through the issuance of more debt or the sale of equity securities, or the Company

might be required to reduce dividends. An increase in the Company's debt service obligations could result in lower earnings if anticipated gross and net margins are not maintained.

The Company may also incur substantial additional debt in the future for other reasons, including acquisitions. If new debt is added to current debt levels, the Company's related risks could intensify.

Protection of Intellectual Property

The Company relies on trademark, trade secret, patent and copyright laws to protect its intellectual property. The Company cannot be sure that these intellectual property rights will be successfully asserted in the future or that they will not be invalidated or circumvented. In addition, laws of some of the foreign countries in which the Company's products are or may be sold do not protect the Company's intellectual property rights to the same extent as the laws of the United States. The failure of the Company to protect its proprietary information and any successful intellectual property challenges or infringement proceedings against the Company could make it less competitive and could have a material adverse effect on the Company's business, operating results and financial condition.

Intellectual Property Infringement

It is possible that the Company could be found to have violated the trademark, trade secret, copyright, patent or other intellectual property rights of others. Such a finding could result in the need to cease the use of a trademark, trade secret, copyrighted work or patented invention in the Company's business and to pay a substantial amount for past infringement. It could also be necessary to pay a substantial amount in the future if the rights holder is willing to permit the Company to continue to use the intellectual property rights. Either having to cease use or to pay such amounts could make the Company less competitive and could have a material adverse impact on its business, operating results and financial condition.

Volatility in the Insurance Market

The Company re-evaluates its insurance coverage annually. From time to time, insurance contracts may be much more expensive, less protective or even unavailable. In such a case the Company may decide to increase levels of self-insurance, thereby undertaking additional risk.

Product Liability and Other Litigation Risks

While the Company exerts every effort to ensure that the products it develops and markets are safe for consumers, the use of the Company's products may expose the Company to liability claims resulting from such use. Claims could be based on allegations that, among other things, the Company's products contain contaminants, provide inadequate instructions regarding their use or inadequate warnings concerning interactions with other substances. Product liability claims could result in negative publicity that could harm the Company's sales and operating results. In addition, if one of the Company's products were found to be defective, the Company would be required to recall the product, which could result in adverse publicity and significant expenses. The Company maintains product liability insurance that it believes will be adequate to protect the Company from material loss attributable to such claims but the extent of such loss could exceed available limits of insurance or could arise out of circumstances under which such insurance coverage would be unavailable. Other business activities of the Company may also expose the Company to litigation risks, including risks that may not be covered by insurance. If successful claims are asserted by third parties against the Company for uninsured liabilities or liabilities in excess of applicable insured limits of coverage, the Company's business, financial condition and results of operations may be adversely affected.

Additionally, the Company's products may be associated with competitor products or other products in the same category, which may be alleged to have caused harm to consumers. As a result of this association, the Company may be named in unwarranted legal actions. The potential costs of defense may materially affect the Company's results of operations and cash flows in future periods.

Marketing Distributor Relationships

The Company distributes its products throughout the world in one of two ways: the Direct Distribution model, where products are sold directly by the Company to wholesalers and retailers in the U.S., U.K., Canada, Australia, China and a number of other countries, and the Marketing Distributor model, where products are sold to exclusive marketing distributors who in turn sell to wholesalers and retailers. The marketing distributor model is used in certain countries where the Company does not have direct company-owned operations. Instead, the Company partners with local companies who perform the sales, marketing and distribution function. The Company invests time and resources in these relationships. Should key personnel change and/or the relationship change or terminate, the Company could be at risk until such time as a suitable replacement can be found and the Company's key marketing strategies implemented. There is a risk that changes in such marketing distributor relationships that are not managed successfully could result in a disruption in one or more of the affected markets and that such disruption could have an adverse material effect on the Company's business, operating results, financial position and cash flows. Additionally, in some countries, local laws may require substantial payments to terminate existing relationships, which could also have an adverse material effect on the Company's business, operating results, financial position and cash flows.

Natural Disasters and Terrorist Attacks

The occurrences of natural disasters, pandemics, adverse weather events or terrorist attacks may result in the loss of customers, short-term losses in distribution to customers, supply chain disruptions and increased costs of raw materials. Therefore, the occurrence of natural disasters, pandemics, adverse weather events or terrorist attacks could have an adverse material effect on the Company's business, operating results, financial position and cash flows.

Market Expectations

The market price of the Company's stock is based, in part, on market expectations for the Company's sales growth, earnings per share and cash flow. Failure to meet or exceed these expectations could cause the market price of the Company's stock to decline.

Internal Control over Financial Reporting

The management of WD-40 Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes maintaining records in reasonable detail that accurately and fairly reflect the Company's transactions, providing reasonable assurance that receipts and expenditures are made in accordance with management's authorization, and providing reasonable assurance that the unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement in the Company's financial statements would be prevented or detected. The Company's continuing growth and expansion in global markets will place additional significant pressure on the Company's system of internal control over financial reporting. Any failure to maintain an effective system of internal control over financial reporting could limit the Company's ability to report its financial results accurately and timely or to detect and prevent fraud.

ITEM 1B - Unresolved Staff Comments

None.

ITEM 2 - Properties

The Americas

The Company owns and occupies an office and plant facility at 1061 Cudahy Place, San Diego, California 92110. The building consists of office, plant and storage space. The Company leases additional office and storage space in San Diego. The Company leases a regional sales office in Miami, Florida and a research and development office in Springfield, New Jersey. The Company also leases office space in Toronto, Ontario, Canada.

In addition, the Company owns a warehouse facility in Memphis, Tennessee. The Company rents this facility to VML Company L.L.C. (VML), who serves as the Company's contract manufacturer for certain household products and acts as a warehouse distributor for other product lines of the Company.

Europe

The Company owns and occupies an office and plant facility in Milton Keynes, United Kingdom. The building consists of office, plant and storage space. In addition, the Company leases space for the branch offices in Germany, France, Spain and Italy.

Asia-Pacific

The Company leases office space in Epping, New South Wales, Australia and Shanghai, China. The Company also leases office space for a regional office in Kuala Lumpur, Malaysia.

With minor adjustments, the Company believes that these properties should be sufficient to meet its needs for office and plant facilities for the near future. Increased growth may cause the Company to acquire and/or modify its space in future years.

ITEM 3 - Legal Proceedings

The Company is party to various claims, legal actions and complaints, including product liability litigation, arising in the ordinary course of business.

On April 19, 2006, a legal action was filed against the Company in the United States District Court, Southern District of California *(Drimmer v. WD-40 Company)*. After several of the plaintiff's factual claims were dismissed by way of motion, the plaintiff filed an amended complaint on September 20, 2006, seeking class action status and alleging that the Company misrepresented that its 2000 Flushes Bleach and 2000 Flushes Blue Plus Bleach automatic toilet bowl cleaners (ATBCs) are safe for plumbing systems and unlawfully omitted to advise consumers regarding the allegedly damaging effect the use of the ATBCs has on toilet parts made of plastic and rubber. On August 24, 2007 the Company successfully defeated the plaintiff's attempt to have the case certified as a class action. The plaintiff has petitioned for permission to appeal the District Court's decision and the Company has opposed the petition. If the plaintiff is successful in an appeal and class action certification is granted in this aforementioned legal action, it is reasonably possible that the outcome could have a material adverse effect on the operating results, financial position and cash flows of the Company. There is not sufficient information to estimate the Company's exposure at this time.

The Company has been named as a defendant in an increasing number of lawsuits brought by a growing group of attorneys on behalf of individual plaintiffs who assert that exposure to products that allegedly contain benzene is a cause of certain cancers. The Company is one of many defendants in these legal proceedings whose products are alleged to contain benzene. However, the Company specifies that its suppliers provide constituent ingredients free of benzene, and the Company believes its products have always been formulated without containing benzene. Except for self-insured retention amounts applicable to each separately filed lawsuit, the Company expects that the benzene lawsuits will be adequately covered by insurance and will not have a material impact on the Company's financial condition or results of operations. The Company is vigorously defending these lawsuits

in an effort to demonstrate conclusively that its products do not contain benzene, and that they have not contained benzene in prior years. The Company is unable to assess the expected cost of defense of these lawsuits in future periods. If the number of benzene lawsuits filed against the Company continues to increase, it is reasonably possible that such costs of defense may materially affect the Company's results of operations and cash flows in future periods.

ITEM 4 - Submission of Matters to a Vote of Security Holders

Not applicable.

Executive Officers of the Registrant

The following table sets forth the names and ages of, and the positions and offices held by, all executive officers within the Company:

Name	Age	Position
Garry O. Ridge	51	President and Chief Executive Officer. Mr. Ridge joined the Company's Australian subsidiary, WD-40 Company (Australia) Pty. Limited, in 1987 as Managing Director and has held several senior management positions prior to his election as CEO in 1997.
Michael J. Irwin	44	Executive Vice President, Chief Financial Officer, and Treasurer. Mr. Irwin joined the Company in May 1995 as Director of U.S. Marketing, and later served as Director of Marketing for The Americas. In April 1998 he was promoted to Vice President, Marketing for The Americas, was named Senior Vice President, Chief Financial Officer and Treasurer in May 2001, and in September 2002 was named Executive Vice President.
Graham P. Milner	53	Executive Vice President, Global Development and Chief Branding Officer. Mr. Milner joined the Company in 1992 as International Director, was appointed Vice President, Sales and Marketing, The Americas, in March 1997, became Senior Vice President, The Americas, in April 1998, and was named Executive Vice President, Global Development and Chief Branding Officer in September of 2002.
Michael L. Freeman	54	Division President, The Americas. Mr. Freeman joined the Company in 1990 as Director of Marketing and was named Director of Operations in 1994. He became Vice President, Administration and Chief Information Officer in December 1996, was promoted to Senior Vice President, Operations in September 2001, and was named Division President, The Americas, in September 2002.
Geoffrey J. Holdsworth	45	Managing Director, WD-40 Company (Australia) Pty. Limited and Shanghai Wu Di Trading Company Limited. Mr. Holdsworth joined the Company's Australian subsidiary, WD-40 Company (Australia) Pty. Limited, in 1996 as General Manager. Prior to joining WD-40 Company, Mr. Holdsworth held sales management positions at Columbia Pelikan Pty. Ltd., Australia.
William B. Noble	49	Managing Director, WD-40 Company Ltd. (U.K.). Mr. Noble joined the Company's Australian subsidiary, WD-40 Company (Australia) Pty. Limited, in 1993 as International Marketing Manager for the Asia Region. He was appointed Managing Director, Europe in December 1996.

All executive officers hold office at the pleasure of the Board of Directors.

PART II

ITEM 5 - Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is traded on The Nasdaq Stock Market (National Market System). As of August 31, 2007, the approximate number of holders of record of the Company's common stock was 1,459. The following table sets forth the range of high and low sales prices on The Nasdaq Stock Market of the Company's common stock for the periods indicated, as reported by Nasdaq.

	SELECTED STOCK INFORMATION					
	FISCAL 2007			FISCAL 2006		
	HIGH	LOW	DIVIDEND	HIGH	LOW	DIVIDEND
First Quarter	$37.59	$30.56	$0.22	$29.22	$25.35	$0.22
Second Quarter	$35.63	$31.65	$0.25	$31.85	$26.00	$0.22
Third Quarter	$37.86	$30.79	$0.25	$33.70	$29.41	$0.22
Fourth Quarter	$39.31	$31.90	$0.25	$35.40	$29.91	$0.22

The Company has historically paid regular quarterly cash dividends on its common stock. The Board of Directors of the Company presently intends to continue the payment of regular quarterly cash dividends on the common stock. The Company's ability to pay dividends could be affected by future business performance, liquidity, capital needs, alternative investment opportunities and loan covenants.

Issuance of Unregistered Securities

On March 1, 2007, the Company issued a total of 3,896 shares of its common stock to four of its non-employee directors pursuant to the Company's Amended and Restated WD-40 Company 1999 Non-Employee Director Restricted Stock Plan (the Plan). The shares were issued in lieu of cash compensation for all or part of each electing director's annual fee for services as a director. The number of shares issued was determined according to a formula set forth in the Plan equal to the total compensation to be paid in shares divided by 90% of the closing price of the Company's shares on the first business day of March 2007. On March 1, 2007, the Company issued shares to directors under the Plan with an aggregate market value of $125,000 in lieu of cash compensation in the amount of $113,000. The issuance of the shares of the Company's common stock to the directors was exempt from registration under the Securities Act of 1933 (the "Act") pursuant to Section 4(2) of the Act as a transaction by an issuer not involving a public offering. The shares issued to directors are subject to certain restrictions upon transfer.

Repurchase of Company Securities

On March 27, 2007, the Company's Board of Directors approved a share buy-back plan. Under the plan, which is in effect for up to twelve months, the Company is authorized to acquire up to $35.0 million of the Company's outstanding shares. As of August 31, 2007, the Company has acquired 500,000 shares at a total cost of $17.3 million under the plan.

The following table presents the total number of shares repurchased during the last quarter of fiscal year 2007:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
June 1 – June 30	—	$ —	—	$35,000,000
July 1 – July 31	360,600	$34.37	360,600	$22,593,447
August 1 – August 31	139,400	$35.21	139,400	$17,679,718
Total	500,000	$34.60	500,000	

Administrative costs, such as commissions and handling fees, related to the stock repurchase program totaled approximately $20,000 in the last quarter of fiscal year 2007. If these costs were included in the average price paid per share, the average price would equal $34.64.

ITEM 6 - Selected Financial Data

The following data has been derived from the Company's audited consolidated financial statements. The data should be read in conjunction with such consolidated financial statements and other financial information appearing elsewhere herein.

(in thousands, except per share amounts)	Year ended August 31,				
	2007	2006	2005	2004	2003
Net sales[1]	$307,816	$286,916	$263,227	$242,467	$238,140
Cost of products sold	158,954	148,516	133,833	116,944	115,928
Gross profit	148,862	138,400	129,394	125,523	122,212
Operating expenses	99,846	92,378	81,974	80,074	72,460
Income from operations	49,016	46,022	47,420	45,449	49,752
Interest and other (expense) income, net	(1,841)	(3,164)	(4,555)	(6,596)	(6,357)
Income before income taxes	47,175	42,858	42,865	38,853	43,395
Provision for income taxes	15,641	14,746	15,067	13,210	14,754
Net income	$ 31,534	$ 28,112	$ 27,798	$ 25,643	$ 28,641
Earnings per common share					
Basic	$ 1.85	$ 1.67	$ 1.67	$ 1.52	$ 1.73
Diluted	$ 1.83	$ 1.66	$ 1.65	$ 1.50	$ 1.71
Dividends per share	$ 0.97	$ 0.88	$ 0.84	$ 0.80	$ 0.80
Total assets	$283,186	$268,475	$254,253	$236,775	$236,658
Long-term obligations[2]	$ 61,057	$ 69,077	$ 77,487	$ 81,822	$ 86,781

[1] The Company completed the acquisition of the 1001 business (1001) during fiscal year 2004. Sales of the 1001 brand added $11.2 million, $9.4 million, $8.9 million and $3.2 million in household products sales in fiscal years 2007, 2006, 2005 and 2004, respectively.

[2] Long-term obligations include long-term debt, deferred employee benefits and other long-term liabilities and long-term deferred tax liabilities, net.

ITEM 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis (MD&A) is intended to help the reader understand the WD-40 Company. MD&A is presented in ten sections: Overview, Summary Statement of Operations, Highlights, Results of Operations, Liquidity and Capital Resources, Stock-Based Compensation, Critical Accounting Policies, Recent Accounting Pronouncements, Transactions with Related Parties and Quantitative and Qualitative Disclosures about Market Risk. MD&A is provided as a supplement to, and should be read in conjunction with, the Company's consolidated financial statements and the accompanying notes contained in Item 15.

In MD&A, "we," "our," "us" and "the Company" refer to WD-40 Company and its wholly-owned subsidiaries, unless the context requires otherwise. Amounts and percents in tables and discussions may not total due to rounding.

OVERVIEW

The Company markets two lubricant brands known as WD-40 and 3-IN-ONE Oil, two heavy-duty hand cleaner brands known as Lava and Solvol, and six household product brands known as X-14 hard surface cleaners and automatic toilet bowl cleaners, 2000 Flushes automatic toilet bowl cleaner, Carpet Fresh and No Vac rug and room deodorizers, Spot Shot aerosol and liquid carpet stain removers and 1001 carpet and household cleaners and rug and room deodorizers. These brands are sold in various locations around the world. Lubricant brands are sold worldwide in markets such as North, Central and South America, Asia, Australia and the Pacific Rim, Europe, the Middle East and Africa. Household product brands are currently sold primarily in North America, the U.K., Australia and the Pacific Rim. Heavy-duty hand cleaner brands are sold primarily in the U.S. and Australia.

SUMMARY STATEMENT OF OPERATIONS

(dollars in thousands, except per share amounts)

	Fiscal Year Ended August 31,			Fiscal Year Ended August 31,		
	2007	2006	% Change	2006	2005	% Change
Net sales	$307,816	$286,916	7%	$286,916	$263,227	9%
Gross profit	$148,862	$138,400	8%	$138,400	$129,394	7%
Income from operations	$ 49,016	$ 46,022	7%	$ 46,022	$ 47,420	(3)%
Net income	$ 31,534	$ 28,112	12%	$ 28,112	$ 27,798	1%
Earnings per common share *(diluted)*	$ 1.83	$ 1.66	10%	$ 1.66	$ 1.65	1%

Highlights

- *In fiscal year 2007, sales in Europe and Asia-Pacific increased 22% and 15%, respectively, compared to the prior fiscal year. Sales in the Americas were essentially flat compared to the prior fiscal year.*

- *In fiscal year 2007, lubricant sales were up 14%, household product sales were down 5%, and hand cleaner sales were down 3% versus fiscal year 2006.*

- *Changes in foreign currency exchange rates contributed to the increase in our sales as well as the increase in our expenses. Fiscal year 2007 results translated at last fiscal year's exchange rates would have produced sales of $298.5 million and net income of $30.4 million. The impact of the change in foreign currency exchange rates year over year positively affected sales and net income for fiscal year 2007 by $9.3 million and $1.1 million, respectively.*

- *The categories in which the Company's household products are sold are very competitive by nature. For the fiscal year ended August 31, 2007, sales of the Company's household products in the U.S. were down 10% versus the prior fiscal year as a result of temporary decreases in distribution, lost distribution, category declines, promotional timing and customer purchasing patterns. The decreases in*

the U.S. were partially offset by increases in the U.K. and Australia of 20% and 64%, respectively. These increases were primarily driven by growth of Carpet Fresh No Vac sales, which is sold under the 1001 brand name in the U.K. and under the No Vac brand name in Australia.

- *We continue to be concerned about rising costs of components and raw materials. In recent years, we have incurred continuing cost increases. To combat the rise in costs, the Company implemented price increases on certain products during the third quarter of fiscal years 2006 and 2005. In addition, the Company has created a cost reduction team to focus on cost saving initiatives as well as supply chain opportunities.*

- *We continue to be focused and committed to new product development under our brand names. We see innovation and renovation as important factors to the long-term success of our brands, and we intend to continue our commitment to work on future product, packaging and promotional innovations and renovations.*

- *Selling, general and administrative (SG&A) expenses were up 9% during fiscal year 2007 compared to the prior fiscal year due to increased employee-related costs, legal expenses, commissions, the impact of foreign currency exchange rate changes and other miscellaneous expenses.*

- *During fiscal year 2007, the Company began direct operations in China. For the fiscal year ended August 31, 2007, SG&A costs related to the direct operations in China totaled $1.4 million, which represents 21% of the Company's $6.8 million increase in SG&A expenses over the prior fiscal year.*

- *Advertising and sales promotion expenses were up 3% in fiscal year 2007 compared to the prior fiscal year. Advertising and sales promotion expenses were up due to increased consumer broadcast, print media and other advertising activities in the U.S., Europe and Australia.*

- *On March 27, 2007, the Company's Board of Directors approved a share buy-back plan. Under the plan, which is in effect for up to twelve months, the Company is authorized to acquire up to $35 million of the Company's outstanding shares. As of August 31, 2007, the Company has acquired 500,000 shares at a total cost of $17.3 million under the plan.*

RESULTS OF OPERATIONS

Year Ended August 31, 2007 Compared with the Year Ended August 31, 2006

Net Sales

Net Sales by Segment	Fiscal Year Ended August 31,			
(in thousands)	2007	2006	$ Change	% Change
Americas	$187,146	$186,769	$ 377	0%
Europe	96,485	79,101	17,384	22%
Asia-Pacific	24,185	21,046	3,139	15%
Total net sales	$307,816	$286,916	$20,900	7%

Please refer to the discussion under "Segment Results" included later in this section for further detailed results by segment. Changes in foreign currency exchange rates compared to the prior fiscal year contributed to the increase in the Company's sales. The current fiscal year results translated at last fiscal year's exchange rates would have produced sales of $298.5 million, thus, the impact of the change in foreign currency exchange rates year over year positively affected fiscal year 2007 sales by $9.3 million, or 3%.

Net Sales by Product Line	Fiscal Year Ended August 31,			
(in thousands)	2007	2006	$ Change	% Change
Lubricants	$216,300	$190,468	$25,832	14%
Household products	85,106	89,822	(4,716)	(5)%
Hand cleaners	6,410	6,626	(216)	(3)%
Total net sales	$307,816	$286,916	$20,900	7%

By product line, sales of lubricants include WD-40 and 3-IN-ONE; sales of household products include Carpet Fresh, No Vac, X-14, 2000 Flushes, Spot Shot and 1001; and hand cleaner sales include Lava and Solvol.

Gross Profit

Gross profit was $148.9 million, or 48.4% of sales in fiscal year 2007, compared to $138.4 million, or 48.2% of sales in fiscal year 2006. Although gross margin percentage was slightly up, the Company continued to experience increases in costs of products, which have negatively affected gross margins in all of the Company's regions. The rise in costs of products has been due to the significant increase in costs for components and raw materials, including aerosol cans and petroleum-based products, as well as a change in product mix. The mix of products sold in fiscal year 2007 included an increased amount of higher cost promotional offerings. As a result of the general upward trend of costs in the market, we remain concerned about the possibility of continued rising costs of components, raw materials and finished goods.

The increase in pricing of certain products worldwide, which occurred during last fiscal year's third quarter, partially offset the rise in costs of products and added approximately 1.3% to gross margin percentage in fiscal year 2007 compared to fiscal year 2006. Although the price increases helped to mitigate the impact of rising costs on gross margin percentage, the benefit from the price increases was partially offset by the continued cost increases, as well as changes in product mix. In an effort to further reduce the impact of increased costs on gross margin percentage, the Company has begun to implement several cost savings projects. These projects were identified by a cost reduction team that is focused on gross margin improvement, which includes supply chain cost savings initiatives. Additionally, the Company believes that innovation will be a key factor in improving gross margin percentage in the long term.

The rise in costs of products was also partially offset by a decrease in advertising, promotional and other discounts, which are recorded as a reduction to sales. The decrease in advertising, promotional and other discounts positively impacted gross margin percentage by 0.5%. This decrease resulted from both timing and reductions in discounts offered during the fiscal year. Examples of advertising, promotional and other discounts include coupon redemptions, consideration and allowances given to retailers for space in their stores, consideration and allowances given to obtain favorable display positions in retailers' stores, co-operative advertising and promotional activity, volume discounts and other one-time or ongoing incentives. The timing of these activities, as well as shifts in product mix, may cause fluctuations in gross margin percentage from period to period.

Note that the Company's gross margins may not be comparable to those of other reporting entities, since some entities include all costs related to distribution of their products in cost of products sold, whereas we exclude the portion associated with amounts paid to third parties for distribution to our customers from our contract packagers, and include these costs in selling, general and administrative expenses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (SG&A) in fiscal year 2007 increased to $78.5 million, or 25.5% of sales, from $71.8 million, or 25.0% of sales, in the prior fiscal year. The increase in SG&A was largely attributable to increases in employee-related costs, professional services costs, miscellaneous expenses and the impact of foreign currency translation. Certain employee-related costs, which include salaries, profit sharing and other fringe benefits, increased $3.0 million versus the prior fiscal year as a result of annual compensation increases, relocation expenses and additional staffing to support global sourcing and inventory management, direct operations in China and product introductions. The increase in the above employee-related costs was partially offset by a $0.8 million decrease in bonus expense as several regions did not achieve profit and performance targets that had been met in the prior fiscal year. Costs for professional services increased $0.9 million primarily as a result of increased legal costs. Miscellaneous expenses increased $1.4 million, which included increased commissions, meeting expenses, travel costs and bad debt expense. Also contributing to the increase in SG&A was $2.4 million related to foreign currency exchange rates. Fiscal year 2007 SG&A expenses translated at last fiscal year's exchange rates would have produced total SG&A expenses of $76.1 million.

The Company continued its research and development investment in support of its focus on innovation and renovation. Research and development costs were $3.8 million in each of fiscal years 2007 and 2006. The Company's new-product development team, known as Team Tomorrow, engages in consumer research, product development, current product improvement and testing activities. This team leverages its development capabilities by partnering with a network of outside resources including the Company's current and prospective outsource suppliers.

Advertising and Sales Promotion Expenses

Advertising and sales promotion expenses increased to $20.7 million in fiscal year 2007, up from $20.1 million in fiscal year 2006 and, as a percentage of sales, decreased to 6.7% in fiscal year 2007 from 7.0% in fiscal year 2006. The increase was related to increased consumer broadcast, print media and other advertising activities in the U.S., Europe and Australia.

As a percentage of sales, advertising and sales promotion expenses may fluctuate period to period based upon the type of marketing activities employed by the Company and the period in which the costs are incurred. The costs of certain promotional activities are required to be recorded as reductions to sales, while others remain in advertising and sales promotion expenses. In fiscal year 2007, the total promotional costs recorded as reductions to sales were $16.7 million versus $15.6 million in fiscal year 2006. Therefore, the Company's total investment in advertising and sales promotion activities totaled $37.4 million in fiscal year 2007 versus $35.7 million in fiscal year 2006.

Amortization of Intangible Asset Expense

Amortization of intangible asset expense was $583,000 in fiscal year 2007, compared to $532,000 in the prior fiscal year. The amortization relates to the non-contractual customer relationships intangible asset acquired in the 1001 acquisition, which was completed in April 2004. This intangible asset is being amortized on a straight-line basis over its estimated eight-year life.

Income from Operations

Income from operations was $49.0 million, or 15.9% of sales in fiscal year 2007, compared to $46.0 million, or 16.0% of sales in fiscal year 2006. The increase in income from operations was due to the items discussed above.

Interest Expense, net

Interest expense, net was $2.0 million compared to $3.5 million during the fiscal years ended August 31, 2007 and 2006, respectively. The change in interest expense, net was primarily due to the reduced principal balance on

long-term borrowings resulting from the annual $10.7 million principal payments made in October 2006 and October 2005, as well as to increased interest income resulting from higher cash balances in fiscal year 2007 versus the prior fiscal year.

Other Income, net

Other income, net was $177,000 in fiscal year 2007 compared to $339,000 in the prior fiscal year, a decrease of $162,000, which was due to foreign currency exchange losses in fiscal year 2007 compared to foreign currency exchange gains in the prior fiscal year. Other income, net also includes rental income from VML Company L.L.C. The Company owns and rents a warehouse facility to VML in Memphis, Tennessee. VML serves as the Company's contract manufacturer for certain household products and acts as a warehouse distributor for other product lines of the Company.

Provision for Income Taxes

The provision for income taxes was 33.16% of income before income taxes in fiscal year 2007, a decrease from 34.41% in fiscal year 2006. The decrease in tax rate was primarily due to favorable rulings on foreign tax matters, a one-time benefit from the extraterritorial income (ETI) deduction from prior years and the impact of the expiration of federal statutes of limitations. These items created one-time benefits that totaled approximately $0.9 million in tax benefits. The Company does not anticipate tax benefits of this nature to be ongoing. Additionally, the tax benefit from municipal bond interest also contributed to the decrease in the fiscal year 2007 tax rate. The overall decrease in tax rate was partially offset by the impact of reduced low income housing credits and the phase out of the ETI deduction in the current fiscal year.

Net Income

Net income was $31.5 million, or $1.83 per common share on a fully diluted basis for the fiscal year ended August 31, 2007, compared to $28.1 million, or $1.66 per common share for the prior fiscal year. The change in foreign currency exchange rates year over year had a positive impact of $1.1 million on fiscal year 2007 net income. Fiscal year 2007 results translated at last fiscal year's foreign currency exchange rates would have produced net income of $30.4 million.

Segment Results

Following is a discussion of sales by region for the fiscal years ended August 31, 2007 and 2006.

Americas

Net Sales (in thousands)	Fiscal Year Ended August 31,			
	2007	2006	$ Change	% Change
Lubricants	$111,077	$102,732	$ 8,345	8%
Household products	70,775	78,553	(7,778)	(10)%
Hand cleaners	5,294	5,484	(190)	(3)%
Sub-total	$187,146	$186,769	$ 377	0%
% of consolidated	61%	65%		

In the Americas, changes in foreign currency exchange rates compared to the prior fiscal year did not significantly impact fiscal year 2007 sales. The fiscal year 2007 results translated at last fiscal year's exchange rates would have produced sales of $186.8 million in this region. Thus, the impact of the change in foreign currency exchange rates year over year positively affected sales in fiscal year 2007 by approximately $0.3 million.

The increase in lubricant sales in the Americas during fiscal year 2007 compared to the prior fiscal year was the result of WD-40 sales growth in the U.S., Latin America and Canada where sales increased by 10%, 7% and 6%,

respectively. The WD-40 sales increase in the U.S. was the result of increased promotional activity and the growth of the WD-40 Smart Straw. The WD-40 sales increase in Latin America was primarily the result of increased distribution, as well as increased promotions. The increase of WD-40 sales in Canada was the result of the growth of the WD-40 Smart Straw. Price increases implemented on certain products during the third quarter of fiscal year 2006 also contributed to the overall lubricant sales growth in the Americas in fiscal year 2007. The increase in WD-40 sales was partially offset by a decrease in 3-IN-ONE sales in the U.S., which was the result of lost distribution to a key customer.

Household product sales in fiscal year 2007 were down $7.8 million, or 10%, compared to fiscal year 2006 primarily due to declines in the U.S. Sales in the U.S. decreased by $7.5 million, or 10%, due to lower sales of Spot Shot, X-14, 2000 Flushes and Carpet Fresh. These declines were the result of several factors, including temporarily lost or decreased distribution compared to fiscal year 2006, declining categories and the effect of competitive factors within and among their product categories that are further described below.

Spot Shot sales declined 7% in the U.S. during fiscal year 2007 compared to the prior fiscal year due to reduced sales to key customers, declines in the aerosol spot and stain category, significant competitor activity and reduced promotional activity. During the first quarter of the current fiscal year, a key customer temporarily replaced Spot Shot with seasonal items, which had not occurred in the prior fiscal year first quarter. The Company regained distribution with this customer during the second quarter of the current fiscal year. Additionally, certain promotional activity during the prior fiscal year was not repeated in fiscal year 2007. The declines in the aerosol category are due to retailers reducing shelf space for aerosol spot and stain removers. This decrease was partially offset by expanded distribution of the Spot Shot trigger product with a key customer and increased distribution in the grocery trade channel versus the prior fiscal year. The Spot Shot trigger product competes in the non-aerosol spot and stain category, which is larger than the aerosol spot and stain category. The Company has also committed both marketing and research and development resources to support and to create innovation for the Spot Shot brand to take advantage of key trends in the marketplace and expand its distribution base.

U.S. sales of the X-14 hard surface cleaners decreased 28% in fiscal year 2007 versus the prior fiscal year due primarily to lost distribution. In an effort to offset these losses and generate growth, the Company has invested significant time and resources researching and renovating the X-14 brand by repositioning the brand as the "bathroom expert" and repackaging the product line to better communicate and deliver product performance. This repositioning and repackaging was launched during the second quarter of fiscal year 2007 and will continue into the Company's fiscal year 2008. The Company continues to commit additional marketing and research and development resources to support and to create innovation around the "bathroom expert" positioning.

U.S. sales of 2000 Flushes/X-14 automatic toilet bowl cleaners were down 11% in fiscal year 2007 compared to fiscal year 2006 due to reduced distribution with a key customer, promotional timing and competitive innovation. The reduced distribution with a key customer was the result of the decline in sales velocity of in-bowl products, as consumer tastes have shifted toward the drop-in and manual cleaning categories. As a result, the Company has shifted its product line focus toward the drop-in category. Overall, sales in the entire toilet bowl cleaning category have declined in the grocery trade channel. To generate growth for the brand, the Company has also committed both marketing and research and development resources to support and to create next generation innovation around the automatic toilet bowl cleaner category.

Sales of Carpet Fresh in the U.S. declined 6% in fiscal year 2007 compared to the prior fiscal year due to competitor activity, category declines in the mass retail and grocery trade channels, promotional timing and the timing of sales to a key customer versus the prior fiscal year. This decline was partially offset by expanded distribution with a key customer during the second quarter of the current fiscal year. In recent years, retailers have reduced shelf space for traditional rug and room deodorizers for reallocation to other air care products. As a result, the rug and room deodorizer category as a whole has declined in the mass retail and grocery trade channels. The Company continues to refine its marketing, promotions and pricing strategies, and has committed

research and development resources to create innovation for the Carpet Fresh brand, including new fragrances and packaging enhancements that were introduced throughout fiscal year 2007.

The Company's U.S. household products compete in a highly competitive market and currently face diminishing product categories or shifts within these categories, as well as significant competitor activity. The Company is addressing these challenges through its focus on innovation and the continued renovation of its household brands. The Company's innovation and renovation efforts are focused in the areas of new product offerings, packaging enhancements and promotional strategies.

Sales of heavy-duty hand cleaners for the Americas decreased 3% in fiscal year 2007 compared to fiscal year 2006 as a result of decreased promotional activity. This decrease was partially offset by increased distribution to a key customer during the third quarter of fiscal year 2007. Although sales of heavy-duty hand cleaners decreased in fiscal year 2007, distribution remains consistent through the grocery trade and other classes of trade.

For the Americas, 86% of sales came from the U.S., and 14% came from Canada and Latin America in fiscal year 2007, compared to the distribution in fiscal year 2006, when 87% of sales came from the U.S., and 13% came from Canada and Latin America.

Europe

Net Sales (in thousands)	Fiscal Year Ended August 31,			
	2007	2006	$ Change	% Change
Lubricants	$85,299	$69,742	$15,557	22%
Household products	11,186	9,359	1,827	20%
Sub-total	$96,485	$79,101	$17,384	22%
% of consolidated	31%	28%		

For the fiscal year ended August 31, 2007, sales in Europe grew to $96.5 million, up $17.4 million, or 22%, over sales in the prior fiscal year. Changes in foreign currency exchange rates compared to the prior fiscal year partially contributed to the increase in sales. Fiscal year 2007 results translated at last fiscal year's exchange rates would have produced sales of $88.1 million in this region. Thus, the impact of the change in foreign currency exchange rates year over year positively affected fiscal year 2007 sales by approximately $8.4 million, or 10%.

The countries where the Company sells through a direct sales force include the U.K., Spain, Portugal, Italy, France, Germany, the Netherlands, Denmark and Austria. Sales from these countries increased 22% in fiscal year 2007 versus fiscal year 2006. Sales from these countries also accounted for 70% of the region's sales in fiscal year 2007, down from 71% in the prior fiscal year. Percentage increases in sales in U.S. dollars across the various parts of the region over the prior fiscal year are as follows: the U.K., 15%; France, 23%; the German sales region, 30%; Spain/Portugal, 28%; and Italy, 26%. These direct sales markets are expected to continue to be important contributors to the region's growth. In the long term, the number of countries where the Company sells through a direct sales force is expected to increase.

The U.K. market benefited from sales growth of the 1001 brand and 3-IN-ONE. The increase in 1001 brand sales was the result of increased distribution and awareness of 1001 No Vac, as well as increased media support for the brand. The increase in 3-IN-ONE sales was due to the increased distribution of the 3-IN-ONE Professional line of products. The sales growth in France was the result of increased distribution of the WD-40 brand, including the WD-40 Smart Straw. Also contributing to the sales growth in France was increased distribution of the 3-IN-ONE Professional line of products. The sales growth in the German sales region, which includes Germany, the Netherlands, Denmark and Austria, was the result of increased awareness and penetration of the WD-40 brand, the continued growth of the WD-40 Smart Straw and the further development of direct sales into the Netherlands. Sales in Spain/Portugal were up as a result of increased distribution of the WD-40 brand, as well as the continued development of the WD-40 Smart Straw. Sales of 3-IN-ONE also contributed to the growth in

Spain/Portugal as a result of increased distribution of the 3-IN-ONE Professional line of products. The sales growth in Italy was also the result of increased awareness and penetration of the WD-40 brand and the continued growth of the WD-40 Smart Straw.

In the countries in which the Company sells through local distributors, sales increased 23% in fiscal year 2007 versus the prior fiscal year. The sales growth in the distributor markets was the result of the continued growth in Eastern and Northern Europe and the Middle East. The distributor market accounted for approximately 30% of the total Europe segment sales in fiscal year 2007, up from 29% in fiscal year 2006. These markets continue to experience growth in distribution and usage resulting from increased market penetration and brand awareness.

Asia-Pacific

Net Sales	Fiscal Year Ended August 31,			
(In thousands)	2007	2006	$ Change	% Change
Lubricants	$19,924	$17,994	$1,930	11%
Household products	3,145	1,910	1,235	65%
Hand cleaners	1,116	1,142	(26)	(2)%
Sub-total	$24,185	$21,046	$3,139	15%
% of consolidated	8%	7%		

In the Asia-Pacific region, which includes Australia and Asia, total sales in fiscal year 2007 were $24.2 million, up $3.1 million, or 15%, compared to fiscal year 2006. Changes in foreign currency exchange rates compared to the prior fiscal year contributed to the increase in sales. Fiscal year 2007 results translated at last fiscal year's exchange rates would have produced sales of $23.6 million in this region. Thus, the impact of the change in foreign currency exchange rates year over year positively affected sales in fiscal year 2007 by approximately $0.6 million, or 3%.

Sales in Australia were up 29% in fiscal year 2007 compared to fiscal year 2006 due to sales growth of No Vac as a result of new product introductions, increased distribution and a television media campaign. No Vac continues to gain market share in Australia. Lubricant sales also contributed to the growth in Australia as a result of increased promotional activity and the continued launch of the WD-40 Smart Straw.

Sales in Asia were up 8% in fiscal year 2007 compared to the prior fiscal year primarily due to increased WD-40 sales in China and increased promotional activity. Sales in China benefited from the development of direct sales activity. Historically, the Company has sold to Asia through third party marketing distributors. However, to help accelerate the growth in this region, the Company began direct operations in China in the current fiscal year. Sales across other parts of the Asian region were also up, including in the Philippines, Indonesia, Malaysia and Thailand. This region represents long-term growth potential for the Company.

Year Ended August 31, 2006 Compared with the Year Ended August 31, 2005

Net Sales

Net Sales by Segment	Fiscal Year Ended August 31,			
(In thousands)	2006	2005	$ Change	% Change
Americas	$186,769	$176,106	$10,663	6%
Europe	79,101	68,353	10,748	16%
Asia-Pacific	21,046	18,768	2,278	12%
Total net sales	$286,916	$263,227	$23,689	9%

Please refer to the discussion under "Segment Results" included later in this section for further detailed results by segment. Changes in foreign currency exchange rates compared to fiscal year 2005 negatively impacted the growth of the Company's sales. Fiscal year 2006 results translated at fiscal year 2005 exchange rates would have produced sales of $289.0 million, thus, the impact of the change in foreign currency exchange rates year over year negatively affected fiscal year 2006 sales by $2.1 million, or 1%.

Net Sales by Product Line	Fiscal Year Ended August 31,			
(in thousands)	2006	2005	$ Change	% Change
Lubricants	$190,468	$174,084	$16,384	9%
Household products	89,822	82,237	7,585	9%
Hand cleaners	6,626	6,906	(280)	(4)%
Total net sales	$286,916	$263,227	$23,689	9%

By product line, sales of lubricants include WD-40 and 3-IN-ONE; sales of household products include Carpet Fresh, No Vac, X-14, 2000 Flushes, Spot Shot and 1001; and hand cleaner sales include Lava and Solvol.

Gross Profit

Gross profit was $138.4 million, or 48.2% of sales in fiscal year 2006, compared to $129.4 million, or 49.2% of sales in fiscal year 2005. The decrease in the gross margin percentage was primarily attributable to the increase in cost of products sold. The increase in cost of products negatively affected gross margins in all of the Company's regions. This increase was primarily due to the significant rise in costs for components and raw materials, including aerosol cans and petroleum-based products. Gross margin percentage was also negatively impacted during fiscal year 2006 as the Company incurred costs associated with impaired, slow-moving and reworked inventory. As a result, the Company focused on reducing excess inventory of certain products and offered significant discounts, which reduced the gross margin percentage. The discounts and costs associated with the impaired, slow-moving and reworked inventory negatively impacted the gross margin percentage by 0.4% in fiscal year 2006. The increase in cost of products sold and the costs associated with impaired, slow-moving and reworked inventory were partially offset by a decrease in advertising, promotional and other discounts, which positively impacted gross margin percentage by 0.3%. This decrease resulted from both timing and reductions in certain traditional advertising and promotional activities that had experienced declines in consumer response. Advertising, promotional and other discounts, which are recorded as a reduction to sales, include coupon redemptions, consideration and allowances given to retailers for space in their stores, consideration and allowances given to obtain favorable display positions in retailers' stores, co-operative advertising and promotional activity, volume discounts and other one-time or ongoing incentives. The timing of these activities, as well as shifts in product mix, may cause fluctuations in gross margin percentage from period to period.

As the result of the continued trend of rising costs, the Company implemented price increases on certain products. The Company began to experience rising costs during the fourth quarter of fiscal year 2004 and has continued to experience further cost increases. To reduce the impact of these cost increases, the Company implemented price increases on certain products during the third quarter of fiscal year 2005. However, costs of components, raw materials and finished goods continued to rise since the third quarter of fiscal year 2005. As a result, the Company implemented additional price increases during the third quarter of fiscal year 2006. The increase in pricing of certain products worldwide added approximately 1.6% to gross margin percentage in fiscal year 2006 compared to fiscal year 2005.

Note that the Company's gross margins may not be comparable to those of other reporting entities, since some entities include all costs related to distribution of their products in cost of products sold, whereas we exclude the portion associated with amounts paid to third parties for distribution to our customers from our contract packagers, and include these costs in selling, general and administrative expenses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (SG&A) increased to $71.8 million in fiscal year 2006, up from $63.5 million in fiscal year 2005 and, as a percentage of sales, increased to 25.0% in fiscal year 2006 from 24.1% in fiscal year 2005. The increase in SG&A was largely attributable to increases in bonus expense, employee-related costs, stock-based compensation expense due to the adoption of a new accounting pronouncement, research and development costs, freight costs and professional services. Bonus expense increased $2.8 million versus fiscal year 2005, as many regions did not achieve profit and other performance expectations in fiscal year 2005, which resulted in a lower fiscal year 2005 bonus expense. Employee-related costs, which include salaries, profit sharing and other fringe benefits, increased $1.9 million versus fiscal year 2005 as a result of annual compensation increases and additional staffing. Beginning in fiscal year 2006, the Company adopted SFAS No. 123R, "Share-Based Payment," which requires the expensing of stock options. The adoption of this new accounting pronouncement resulted in a $1.8 million incremental increase in compensation expense during fiscal year 2006. Research and development costs increased $1.3 million due to increased new product development activity. Freight costs increased $0.6 million due to sales growth and increased fuel surcharges. The $0.7 million increase in professional services costs related to information technology, marketing, legal and tax-related consulting.

Also contributing to the increase in SG&A was $1.2 million of increased miscellaneous expenses such as depreciation and amortization, overhead expenses, insurance expenses, travel expenses and meeting expenses. These increases were partially offset by $1.0 million of decreased bad debt expense primarily related to recoveries of bad debt, including a preference claim, $0.4 million of decreased sales commissions and $0.1 million of decreased investor relations costs, as well as $0.5 million of foreign currency translation impact. Fiscal year 2006 SG&A expenses translated at fiscal year 2005 exchange rates would have produced total SG&A expenses of $72.3 million.

The Company continued its research and development investment in support of its focus on innovation. Research and development costs were $3.8 million in fiscal year 2006 compared to $2.5 million in fiscal year 2005. The Company's new-product development team, known as Team Tomorrow, engages in consumer research, product development, current product improvement and testing activities. This team leverages its development capabilities by partnering with a network of outside resources including the Company's current and prospective outsource suppliers.

Advertising and Sales Promotion Expenses

Advertising and sales promotion expenses increased to $20.1 million in fiscal year 2006, up from $17.9 million in fiscal year 2005 and, as a percentage of sales, increased to 7.0% in fiscal year 2006 from 6.8% in fiscal year 2005. In fiscal year 2005, marketing investment was concentrated in the first quarter. However, marketing investment in the U.S. was reduced during the remainder of fiscal year 2005 as the Company reevaluated the market dynamics and its strategies to determine which programs would be the most effective. In fiscal year 2006, the Company began to increase marketing investment in the second quarter and continued during the remainder of fiscal year 2006, as the Company aligned its advertising and sales promotion activities with the distribution of its current and new products.

As a percentage of sales, advertising and sales promotion expenses may fluctuate period to period based upon the type of marketing activities employed by the Company, as the costs of certain promotional activities are required to be recorded as reductions to sales, and others remain in advertising and sales promotion expenses. In fiscal year 2006, the total promotional costs recorded as reductions to sales were $15.6 million versus $18.8 million in fiscal year 2005. Therefore, the Company's total investment in advertising and sales promotion activities totaled $35.7 million in fiscal year 2006 versus $36.7 million in fiscal year 2005.

Amortization of Intangible Asset Expense

Amortization of intangible asset expense was $532,000 in fiscal year 2006, compared to $552,000 in fiscal year 2005. The amortization relates to the non-contractual customer relationships intangible asset acquired in the 1001 acquisition, which was completed in April 2004. This intangible asset is being amortized over its estimated eight-year life.

Income from Operations

Income from operations was $46.0 million, or 16.0% of sales in fiscal year 2006, compared to $47.4 million, or 18.0% of sales in fiscal year 2005. The decrease in income from operations as a percentage of sales was due to the items discussed above.

Interest Expense, net

Interest expense, net was $3.5 million compared to $5.1 million for the fiscal years ended August 31, 2006 and 2005, respectively. The change in interest expense, net was primarily due to reduced principal balance on long-term borrowings resulting from a $10 million principal payment made in May 2005 and a $10.7 million principal payment made in October 2005.

Other Income, net

Other income, net was $339,000 in fiscal year 2006, compared to $578,000 in fiscal year 2005, a decrease of $239,000, which was due to reduced foreign currency exchange gains. Other income, net also includes rental income from VML Company, L.L.C. The Company owns and rents a warehouse facility to VML in Memphis, Tennessee. VML serves as the Company's contract manufacturer for certain household products and acts as a warehouse distributor for other product lines of the Company.

Provision for Income Taxes

The provision for income taxes was 34.41% of income before income taxes for fiscal 2006, a decrease from 35.15% in fiscal year 2005. The decrease in tax rate was due to the benefits of I.R.C. Section 199 related to qualified production activities provided by the American Jobs Creation Act of 2004, as well as foreign tax credits and the tax benefit of municipal bond interest. These tax benefits were partially offset by the impact of reduced low income housing credits, the growth of worldwide income and non-deductible stock-based compensation expense related to stock options granted to some non-U.S. taxpayers.

Net Income

Net income was $28.1 million, or $1.66 per common share on a fully diluted basis for the fiscal year ended August 31, 2006, compared to $27.8 million, or $1.65 per common share for the fiscal year ended August 31, 2005. The change in foreign currency exchange rates year over year had a negative impact of $0.2 million on fiscal year 2006 net income.

Segment Results

Following is a discussion of sales by region for the fiscal years ended August 31, 2006 and 2005.

Americas

Net Sales *(in thousands)*	Fiscal Year Ended August 31,			
	2006	2005	$ Change	% Change
Lubricants	$102,732	$ 99,259	$ 3,473	3%
Household products	78,553	71,276	7,277	10%
Hand cleaners	5,484	5,571	(87)	(2)%
Sub-total	$186,769	$176,106	$10,663	6%
% of consolidated	65%	67%		

Changes in foreign currency exchange rates compared to fiscal year 2005 positively impacted the growth of sales. The fiscal year 2006 results translated at fiscal year 2005 exchange rates would have produced sales of $185.8 million in this region. Thus, the impact of the change in foreign currency exchange rates year over year positively affected sales in fiscal year 2006 by approximately $1.0 million.

The increase in lubricant sales in the Americas during fiscal year 2006 compared to fiscal year 2005 was the result of WD-40 sales growth in Canada and Latin America as sales increased by 12% and 23%, respectively. Growth in Canada was due to the launch of the WD-40 Smart Straw and the WD-40 No-Mess Pen. The WD-40 Smart Straw and the WD-40 No-Mess Pen were introduced in the third and fourth quarters of fiscal year 2005, respectively. Growth in Latin America was primarily due to increased promotional activity and new distribution. Price increases implemented during the fiscal year 2005 third quarter on certain products, as well as additional price increases implemented during the fiscal year 2006 third quarter, also contributed to the sales growth in the Americas in fiscal year 2006. In the U.S., WD-40 sales increased 1%, as sales growth from the launch of the WD-40 Smart Straw and price increases were largely offset by decreased sales as a result of a large promotion in fiscal year 2005 not repeated in fiscal year 2006.

Despite the significant competition within the household brands category, the Company's household products were still able to achieve sales growth. Household product sales in fiscal year 2006 were up by $7.3 million, or 10%, compared to fiscal year 2005 due primarily to increases in the U.S. Sales in the U.S. increased by $6.8 million, or 10%. The increases in household product sales resulted from a variety of reasons, including increased promotional activity, increased distribution and new products that were introduced throughout fiscal year 2005.

Spot Shot sales increased 11% in the U.S. during fiscal year 2006 as compared to fiscal year 2005 due to increased promotional activities with key customers and sales from new products, Spot Shot Pro and Spot Shot with a trigger format. Additionally, during most of fiscal year 2005, Spot Shot experienced decreased sales as a result of a key U.S. customer temporarily replacing Spot Shot with competitor products as it performed competitor sales testing. Although Spot Shot was successful and maintained distribution, these tests caused sales to be lower in fiscal year 2005.

In recent years, retailers have reduced shelf space for traditional rug and room deodorizers for reallocation to other air care products. As a result, the rug and room deodorizer category as a whole has declined in the mass retail and grocery trade channels. Despite the declines in the rug and room deodorizer category, Carpet Fresh was able to achieve sales growth in the U.S. of 11% in fiscal year 2006 versus fiscal year 2005 due to increased promotional activities and expanded distribution, which included new trade channels.

U.S. sales of the X-14 hard surface cleaners increased 32% in fiscal year 2006 versus fiscal year 2005 due primarily to increased promotional activities, growth in non-grocery trade channels and the full year benefit from

the launch of two new innovative products. During the fourth quarter of fiscal year 2004 and first quarter of fiscal year 2005, the Company introduced two new products, X-14 Orange Aerosol and X-14 Oxy Citrus.

U.S. sales of 2000 Flushes/X-14 automatic toilet bowl cleaners were up 4% in fiscal year 2006 compared to fiscal year 2005 due to increased promotional activities performed by the Company, as well as promotional activities performed by a key customer.

Sales of heavy-duty hand cleaners for the Americas decreased 2% in fiscal year 2006 compared to fiscal year 2005. Although sales of heavy-duty hand cleaners decreased slightly, distribution remained consistent through the grocery trade and other classes of trade.

For this region, 87% of sales came from the U.S., and 13% came from Canada and Latin America in fiscal year 2006, compared to the distribution in fiscal year 2005, when 88% of sales came from the U.S., and 12% came from Canada and Latin America.

Europe

Net Sales	Fiscal Year Ended August 31,			
(in thousands)	2006	2005	$ Change	% Change
Lubricants	$69,742	$59,427	$10,315	17%
Household products	9,359	8,908	451	5%
Hand cleaners	—	18	(18)	(100)%
Sub-total	$79,101	$68,353	$10,748	16%
% of consolidated	28%	26%		

For the fiscal year ended August 31, 2006, sales in Europe grew to $79.1 million, up $10.7 million, or 16%, over sales in fiscal year 2005. Changes in foreign currency exchange rates compared to fiscal year 2005 partially offset the growth of sales. Fiscal year 2006 results translated at fiscal year 2005 exchange rates would have produced sales of $82.0 million in this region. Thus, the impact of the change in foreign currency exchange rates year over year negatively affected the fiscal year 2006 sales by approximately $2.9 million, or 4%.

The countries where the Company sells through a direct sales force include the U.K., Spain, Portugal, Italy, France, Germany, the Netherlands, Denmark, Austria and Switzerland. Sales from these countries increased 15% in fiscal year 2006 versus fiscal year 2005. Sales from these countries also accounted for 71% of the region's sales in both fiscal year 2006 and 2005. Percentage increases in sales in U.S. dollars across the various parts of the region over fiscal year 2005 were as follows: the U.K., 11%; France, 16%; the German sales region, 23%; Spain/Portugal, 7%; and Italy, 21%.

The U.K. market benefited from sales growth of WD-40, 3-IN-ONE and 1001 Carpet Fresh No Vac. WD-40 sales were up 15% in fiscal year 2006 compared to fiscal year 2005 due to increased promotional activities, increased distribution and the launch of the WD-40 Smart Straw and the WD-40 No-Mess Pen, as well as price increases on certain products during fiscal year 2006. Sales of 3-IN-ONE increased 14% as a result of the growth of the 3-IN-ONE Professional line of products, introduction of 3-IN-ONE aerosol and promotions with key customers. 1001 Carpet Fresh No Vac was able to achieve sales growth of 38% versus fiscal year 2005 as a result of increased distribution and awareness, as well as media investment. The sales growth in France was the result of the introduction of the WD-40 Smart Straw and the WD-40 No-Mess Pen and increased sales of 3-IN-ONE. The increase in 3-IN-ONE sales in France was due to increased distribution and penetration of the 3-IN-ONE Professional products. The sales growth in the German sales region, which includes Germany, the Netherlands, Denmark, Austria and Switzerland, was the result of increased awareness and penetration of the WD-40 brand, the introduction of the WD-40 Smart Straw and the further development of direct sales into the Netherlands. Sales in Spain/Portugal were up as a result of the launch of the WD-40 Smart Straw and the No-Mess Pen, which

was launched under the 3-IN-ONE brand. The sales growth in Italy was also the result of increased awareness and penetration of the WD-40 brand and the launch of the WD-40 Smart Straw and the WD-40 No-Mess Pen.

In the countries in which the Company sells through local distributors, sales increased 18% in fiscal year 2006 versus fiscal year 2005. The sales growth in the distributor markets was the result of the continued growth in Eastern Europe and the Middle East. The distributor market accounted for approximately 29% of the total Europe segment sales in both fiscal year 2006 and 2005.

Asia-Pacific

Net Sales (in thousands)	Fiscal Year Ended August 31,			
	2006	2005	$ Change	% Change
Lubricants	$17,994	$15,398	$2,596	17%
Household products	1,910	2,053	(143)	(7)%
Hand cleaners	1,142	1,317	(175)	(13)%
Sub-total	$21,046	$18,768	$2,278	12%
% of consolidated	7%	7%		

In the Asia-Pacific region, which includes Australia and Asia, total sales in fiscal year 2006 were $21.0 million, up $2.3 million, or 12%, compared to fiscal year 2005. Changes in foreign currency exchange rates compared to fiscal year 2005 did not significantly impact fiscal year 2006 sales. Asia-Pacific sales benefited primarily from increased lubricant sales across the region.

Sales in Australia were up 3% fiscal year 2006 as compared to fiscal year 2005 due to increased sales of WD-40, 3-IN-ONE and No Vac. WD-40 sales were up due to increased promotional activities and the launch of the WD-40 No-Mess Pen. 3-IN-ONE sales were up due to the launch of new products. No Vac sales increased as it continued to gain market share in Australia. These increases were partially offset by decreased sales of Solvol. Solvol sales were down 14% in fiscal year 2006 versus fiscal year 2005 as a result of reduced distribution to a key customer.

Sales in Asia were up 17% in fiscal year 2006 compared to fiscal year 2005 due to increased WD-40 sales to customers across the Asian region, including Taiwan, China, Indonesia, Japan, Singapore, Hong Kong and India, as the Company continued to expand into this region. Sales of 3-IN-ONE also contributed to the increase in Asia as a result of the launch of a new product in some markets. The increase in lubricant sales was partially offset by a decrease in sales of No Vac due to slower sales velocity in Japan.

LIQUIDITY AND CAPITAL RESOURCES

As of August 31, 2007, the Company had $53.6 million remaining on an original $75 million 7.28% fixed-rate term loan. The loan matures in 2011, with the third principal payment of $10.7 million having been made after the close of the fiscal year on October 18, 2007, and subsequent payments in similar amounts due each October 18th for four years thereafter.

Under the fixed-rate term loan, the Company is required to maintain minimum consolidated net worth greater than the sum of $57 million plus 25% of consolidated net income for each fiscal quarter beginning with the first fiscal quarter of 2002, plus proceeds of all equity securities other than those issued under the Company's stock option plan.

A consolidated fixed charge coverage ratio greater than 1.20:1.00 on the last day of any fiscal quarter must be maintained. The Company is also limited to a maximum ratio of funded debt to earnings before interest, taxes, depreciation and amortization (EBITDA) of 2.25 to 1.00.

The term loan agreement also limits the Company's ability, without prior approval from the Company's lenders, to incur additional unsecured indebtedness, sell, lease or transfer assets, place liens on properties, complete

certain acquisitions, mergers or consolidations, enter into guarantee obligations, enter into related party transactions and make certain loan advances and investments.

The events of default under the fixed-rate term loan include the following:

- Failure to pay principal or interest when due
- Failure to comply with covenants, representations or warranties, terms or conditions under the credit agreements
- Commencing any proceeding for bankruptcy, insolvency, reorganization, dissolution or liquidation
- The sale, transfer, abandonment, forfeiture or disposal of the WD-40 trademark or any other trademark used in a material product line

On March 27, 2007, the Company's Board of Directors approved a share buy-back plan. As a result of the share buy-back plan, the Company's debt covenants related to its fixed-rate term loan have been revised. Under the revised debt covenants, the aggregate payments for dividends and share repurchases by the Company are limited to $35 million, plus 75% of consolidated net income for each quarter beginning March 1, 2007.

The Company is in compliance with all debt covenants as required by the term loan agreement.

The Company's cash balance has not been used to prepay the term loan due to certain prepayment penalties under the loan agreements.

The Company's primary source of funds is cash flow from operations, which is expected to provide sufficient funds to meet both short and long-term operating needs, as well as future dividends, which are determined on a quarterly basis.

For the fiscal year ended August 31, 2007, cash and cash equivalents increased by $15.9 million, from $45.2 million at the end of fiscal year 2006 to $61.1 million at August 31, 2007. Operating cash flow of $51.7 million was offset by cash used in investing activities of $2.2 million and cash used in financing activities of $34.1 million.

Current assets increased by $15.0 million to $130.6 million at August 31, 2007, up from $115.5 million at August 31, 2006. Accounts receivable increased to $47.2 million, up $2.7 million from $44.5 million at August 31, 2006, as a result of the timing of sales. Inventory decreased to $13.2 million, down $2.1 million from $15.3 million at August 31, 2006 due to timing. Other current assets decreased by $1.4 million to $3.5 million at August 31, 2007, down from $4.9 million at August 31, 2006 due to the timing of prepaid expenses and the reduction of federal income taxes receivable as the Company received tax refunds for amended returns from prior years.

Current liabilities were $53.9 million at August 31, 2007, up from $43.7 million at August 31, 2006. Accounts payable and accrued liabilities increased by $12.7 million due to timing of payments and higher sales levels in the fourth quarter of fiscal year 2007 compared to the fourth quarter of fiscal year 2006. Accrued payroll and related expenses were down $0.6 million primarily due to a decreased bonus accrual as several regions did not achieve profit and performance targets that had been met in the prior fiscal year. Income taxes payable was down $1.9 million due to the timing of payments for federal income taxes.

At August 31, 2007, working capital increased to $76.7 million, up $4.8 million from $71.9 million at the end of fiscal year 2006. The current ratio was 2.4 at August 31, 2007, down from 2.6 at August 31, 2006.

Net cash provided by operating activities for the fiscal year ended August 31, 2007 was $51.7 million. This amount consisted of $31.5 million from net income with an additional $7.1 million of adjustments for non-cash

items, including depreciation and amortization, gains on sales of equipment, deferred income tax expense, excess tax benefits from exercises of stock options, distributions received and equity earnings from VML Company L.L.C. (VML) and stock-based compensation, along with $13.0 million related to changes in the working capital as described above and changes in other long-term liabilities.

Net cash used in investing activities for the fiscal year ended August 31, 2007 was $2.2 million. The Company purchased and sold $224.7 million of short-term investments, which consisted of investment grade auction rate securities with an active resale market to ensure liquidity and the ability to be readily converted into cash. Capital expenditures of $2.6 million were primarily in the areas of computer hardware and software, buildings and improvements, furniture and fixtures and vehicle replacements.

For fiscal year 2007, net cash used in financing activities included a $10.7 million principal payment on debt in October 2006, $16.6 million of dividend payments and $17.3 million for purchases of 500,000 shares of common stock held in treasury, partially offset by $9.8 million in proceeds from the exercise of common stock options and $0.7 million of excess tax benefits from exercises of stock options. The $10.7 million payment on debt was the second principal payment on the Company's original $75 million, 7.28% fixed-rate term loan.

Under the share buy-back plan approved by the Company's Board of Directors on March 27, 2007, the Company is authorized to acquire up to $35.0 million of the Company's outstanding shares. As of August 31, 2007, the Company has acquired 500,000 shares at a total cost of $17.3 million under the plan. Further disclosures associated with stock repurchased during fiscal year 2007 are included under *Note 4 of the* Consolidated Financial Statements and in Part II, Item 5 of this report.

Management believes the Company has access to sufficient capital through the combination of available cash balances and internally generated funds. Management considers various factors when reviewing liquidity needs and plans for available cash on hand including: future debt principal and interest payments, early debt repayment penalties, future capital expenditure requirements, future dividend payments (which are determined on a quarterly basis by the Company's Board of Directors), alternative investment opportunities, loan covenants and any other relevant considerations currently facing the business.

On October 4, 2007, the Company's Board of Directors declared a cash dividend of $0.25 per share payable on October 31, 2007 to shareholders of record on October 18, 2007. The Company's ability to pay dividends could be affected by future business performance, liquidity, capital needs, alternative investment opportunities and loan covenants.

The following schedule summarizes the Company's contractual obligations and commitments to make future payments as of August 31, 2007:

Contractual Obligations:	Payments Due by Period				
	Total	1 year	2-3 years	4-5 years	After 5 years
Total debt	$53,571,000	$10,714,000	$21,428,000	$21,429,000	$ —
Interest payments on debt	8,775,000	3,315,000	4,290,000	1,170,000	—
Operating leases	3,095,000	1,461,000	1,386,000	238,000	10,000
Marketing and other commitments	2,039,000	1,163,000	876,000	—	—
Capital expenditure commitments	2,019,000	2,019,000	—	—	—
Total contractual cash obligations	$69,499,000	$18,672,000	$27,980,000	$22,837,000	$10,000

The following summarizes other commercial commitments as of August 31, 2007:

- The Company has relationships with various suppliers (*contract manufacturers*) who manufacture the Company's products. Although the Company does not have any definitive minimum purchase obligations included in the contract terms with contract manufacturers, supply needs are communicated

and the Company is committed to purchase the products produced based on sales forecasts provided to the contract manufacturers, ranging from two to five months.

- In addition to the commitments to purchase products from contract manufacturers described above, the Company has also entered into commitments with other manufacturers to purchase finished goods and components of $1.1 million in fiscal year 2008.

- The Company provides fixed retirement benefits to certain of its key executives under a supplemental employee retirement plan. Under the plan, the Company is committed to pay benefits to current retirees of $141,000 in fiscal year 2008 and $84,000 in each of fiscal years 2009 through 2012. Benefits payable to current employees vest upon retirement. As a result, the timing of payments and the total annual benefit payment amounts beyond fiscal year 2012 are uncertain. However, the Company has actuarially determined the present value of all future benefit payments to be $2.0 million as of August 31, 2007.

STOCK-BASED COMPENSATION

Effective September 1, 2005, the Company began recording compensation expense associated with stock options in accordance with SFAS No. 123R, "Share-Based Payment." Prior to September 1, 2005, the Company accounted for stock-based compensation related to stock options under the recognition and measurement principles of Accounting Principles Board Opinion No. 25; therefore, the Company measured compensation expense for its stock option plan using the intrinsic value method, that is, as the excess, if any, of the fair market value of the Company's stock at the grant date over the amount required to be paid to acquire the stock, and provided the disclosures required by SFAS Nos. 123 and 148. The Company adopted the modified prospective transition method provided under SFAS No. 123R, and as a result, did not retroactively adjust results from prior periods. Under this transition method, compensation expense associated with stock options recognized in fiscal years 2007 and 2006 includes: 1) expense related to the remaining unvested portion of all stock option awards granted prior to September 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123; and 2) expense related to all stock option awards granted subsequent to September 1, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R.

The adoption of SFAS No. 123R also resulted in certain changes to the Company's accounting for its restricted stock awards, which is discussed in more detail in Note 10—Stock-based Compensation, included in the Notes to Consolidated Financial Statements under Part IV—Item 15.

As a result of the adoption of SFAS No. 123R, the Company's net income included $1.8 million of compensation expense for each of the fiscal years ended August 31, 2007 and 2006; and $0.6 million and $0.5 million of income tax benefits in fiscal years ended August 31, 2007 and 2006, respectively, related to the Company's stock options. For the fiscal year ended August 31, 2005, there was no compensation expense or corresponding income tax benefits related to stock options included in net income.

As of August 31, 2007, there was $1.8 million and $0.3 million of unamortized compensation costs related to non-vested stock option awards and non-vested restricted stock awards, respectively. These costs are expected to be recognized over weighted-average periods of 1.8 years and 3.0 years, respectively.

The Company estimates the fair value of each option award on the date of grant using the Black-Scholes option valuation model with the assumptions described in Note 10 to the Consolidated Financial Statements.

For fiscal year 2008, the Company will continue to grant stock options to employees. The Company has also evaluated the use of other forms of long-term stock-based compensation arrangements. The Board of Directors has approved a policy for compensation of non-employee directors effective in calendar year 2008 that, subject to stockholder approval, includes the award of restricted stock units. As with all compensation arrangements, the award of stock-based compensation is subject to periodic review.

Readers are also directed to refer to Note 10 - Stock-based Compensation, included in the Notes to Consolidated Financial Statements under Part IV - Item 15.

CRITICAL ACCOUNTING POLICIES

The Company's results of operations and financial condition, as reflected in the Company's consolidated financial statements, have been prepared in accordance with accounting principles generally accepted in the United States of America. Preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses and the disclosures of contingent assets and liabilities. Management uses historical experience and other relevant factors when developing estimates and assumptions. These estimates and assumptions are continually evaluated. Note 1 to the Company's consolidated financial statements includes a discussion of significant accounting policies. The accounting policies discussed below are the ones management considers critical to an understanding of the Company's consolidated financial statements because their application places the most significant demands on our judgment. The Company's financial results may have been different if different assumptions had been used or other conditions had prevailed. The Company's critical accounting policies have been reviewed with the Audit Committee of the Board of Directors.

Revenue Recognition

Sales are recognized as revenue at the time of delivery to the customer when risk of loss and title pass. Management must make judgments and certain assumptions in the determination of when delivery occurs. Through an analysis of end-of-period shipments, the Company determines an average time of transit that is used to estimate the time of delivery. Differences in judgments or estimates, such as the lengthening or shortening of the estimated delivery time used, could result in material differences in the timing of revenue recognition. Sales are recorded net of allowances for damaged goods and other sales returns, sales incentives, trade promotions and cash discounts.

Accounting for Sales Incentives

The Company records sales incentives as a reduction of sales in its consolidated statements of operations. The Company offers on-going trade promotion programs with customers, and consumer coupon programs that require the Company to estimate and accrue the expected costs of such programs. Programs include cooperative marketing programs, shelf price reductions, coupons, rebates, consideration and allowances given to retailers for space in their stores, consideration and allowances given to obtain favorable display positions in the retailers' stores and other promotional activity. Costs related to rebates, co-operative advertising and other promotional activity are recorded upon delivery of products to customers. Costs related to coupon offers are based upon historical redemption rates and are recorded as incurred, when coupons are circulated.

Estimated sales incentives are calculated and recorded at the time related sales are made and are based primarily on historical rates and consideration of recent promotional activities. The determination of sales incentive liabilities requires the Company to use judgment for estimates that include current and past trade-promotion spending patterns, status of trade-promotional activities and the interpretation of historical spending trends by customer and category. We review our assumptions and adjust our reserves quarterly. Our financial statements could be materially impacted if the actual promotion rates fluctuate from the estimated rate. If the Company's accrual estimates for sales incentives at August 31, 2007 were to differ by 10%, the impact on net sales would be approximately $0.5 million.

Allowance for Doubtful Accounts

The preparation of financial statements requires our management to make estimates and assumptions relating to the collectibility of our accounts receivable. Management specifically analyzes historical bad debts, customer credit worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

Accounting for Income Taxes

Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax liability or asset is established for the expected future tax consequences resulting from the differences in financial reporting and tax bases of assets and liabilities. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company establishes accruals for certain tax contingencies when, despite the belief that the Company's tax return positions are fully supported, the Company believes that certain positions may not be fully sustained upon challenge by relevant tax authorities. The tax contingency accruals are adjusted in light of changing facts and circumstances, such as the progress of tax audits, case law and emerging legislation. The Company's tax contingency accruals are reflected as a component of income taxes payable.

U.S. income tax expense is provided on remittances of foreign earnings and on unremitted foreign earnings that are not indefinitely reinvested. U.S. income taxes and foreign withholding taxes are not provided when foreign earnings are indefinitely reinvested in accordance with APB Opinion No. 23, "Accounting for Income Taxes, Special Areas." The Company determines whether its foreign subsidiaries will invest their undistributed earnings indefinitely and reassesses this determination on a periodic basis. Change to the Company's determination may be warranted based on the Company's experience as well as plans regarding future international operations and expected remittances.

Valuation of Long-lived Assets, Intangible Assets and Goodwill

The Company assesses the potential impairment of long-lived assets, identifiable intangibles and related goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. For goodwill and intangibles determined to have indefinite lives, impairment is tested at least annually under the guidance of SFAS No. 142, during our second fiscal quarter of each year unless there are indicators during an interim period that assets may have become impaired. The Company's impairment test is based on a discounted cash flow approach that requires significant management judgment and estimates, such as forecasted revenue, advertising and promotional expenses, cost of products sold, gross margins, operating margins, the success of product innovations and introductions, customer retention and the selection of appropriate discount and royalty rates. Management judgments and estimates are based on assumptions that are most reasonably likely to occur. For goodwill, impairment occurs when the carrying value of a reporting unit exceeds the fair value of that reporting unit. For intangible assets, impairment occurs when the carrying value of an asset exceeds its fair value. In addition, intangible assets with indefinite lives are evaluated quarterly to determine whether events and circumstances continue to support an indefinite useful life.

Events and circumstances that we consider important which could trigger impairment include the following:

- Significant underperformance relative to historical or projected future operating results
- Significant changes in the manner of our use of the acquired assets or the strategy for our overall business
- Significant negative industry or economic trends

- Significant decline in our stock price for a sustained period
- Decreased market capitalization relative to net book value
- Unanticipated technological change or competitive activities
- Loss of key distribution
- Loss of key personnel
- Acts by government and courts

When there is indication that the carrying value of intangibles or long-lived assets may not be recoverable based upon the existence of one or more of the above indicators, an impairment loss would be recognized if the carrying amount of the asset exceeds its fair value. When there is an indication of impairment of goodwill, an impairment loss would be recognized to the extent that the carrying amount of the goodwill exceeds its implied fair value.

During the second quarter of fiscal year 2007, the Company tested its goodwill and indefinite-lived intangible assets for impairment based on future discounted cash flows compared to related book values. Based on this review, the Company determined that there were no instances of impairment. If the fair values of the Company's goodwill and intangible assets, as calculated during the annual impairment test, were reduced by 10%, there would still be no instances of impairment.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115." This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157, " Fair Value Measurements." Management is currently evaluating the impact that the implementation of SFAS No. 159 may have on the Company's consolidated results of operations and financial position.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management is currently evaluating SFAS No. 157 to determine the impact, if any, on the Company's consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." FIN 48 seeks to reduce the significant diversity in practice associated with recognition and measurement in the accounting for income taxes. It applies to all tax positions accounted for in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt this interpretation as required beginning September 1, 2007. Management is currently evaluating the impact that the implementation of FIN 48 may have on the Company's consolidated results of operations and financial position.

TRANSACTIONS WITH RELATED PARTIES

VML Company L.L.C. (VML), a Delaware Limited Liability Company, was formed in April 2001, at which time the Company acquired a 30% membership interest. Since formation, VML has served as the Company's contract manufacturer for certain household products and acts as a warehouse distributor for other product lines of the Company. Although VML has begun to expand its business to other customers, the Company continues to be its largest customer. VML makes profit distributions to the Company and the 70% owner on a discretionary basis in proportion to each party's respective interest.

The Company has a put option to sell its interest in VML to the 70% owner, and the 70% owner has a call option to purchase the Company's interest. The sale price in each case is established pursuant to formulas based on VML's operating results.

Under Financial Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51," VML qualifies as a variable interest entity, and it has been determined that the Company is not the primary beneficiary. The Company's investment in VML is accounted for using the equity method of accounting, and its equity in VML earnings or losses is recorded as a component of cost of products sold, as VML acts primarily as a contract manufacturer to the Company. The Company recorded equity earnings related to its investment in VML of $0.1 million for the fiscal year ended August 31, 2007, equity losses of $0.1 million for the fiscal year ended August 31, 2006 and equity earnings of $0.4 million for the fiscal year ended August 31, 2005.

The Company's maximum exposure to loss as a result of its involvement with VML was $1.0 million as of August 31, 2007. This amount represents the balance of the Company's equity investment in VML, which is presented as investment in related party on the Company's consolidated balance sheets. The Company's investment in VML as of August 31, 2006 was $1.0 million.

Cost of products sold which were purchased from VML, net of rebates and equity earnings or losses, was approximately $19.1 million, $41.0 million and $38.4 million during the fiscal years ended August 31, 2007, 2006 and 2005, respectively. The Company had product payables to VML of $1.5 million and $0.5 million at August 31, 2007 and 2006, respectively. Additionally, the Company receives rental income from VML, which is recorded as a component of other (expense) income, net. Rental income from VML was $0.2 million for each of the fiscal years ended August 31, 2007, 2006 and 2005.

During the fourth quarter of fiscal year 2006, the Company acquired $2.0 million of inventory from VML. The inventory purchased from VML consisted of certain finished goods that had been acquired from other manufacturers on behalf of the Company. As the Company transitioned to direct acquisition of these finished goods, it acquired the remaining inventory at VML.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. This report contains forward-looking statements, which reflect the Company's current views with respect to future events and financial performance.

These forward-looking statements are subject to certain risks and uncertainties. The words "aim," "believe," "expect," "anticipate," "intend," "estimate" and other expressions that indicate future events and trends identify forward-looking statements.

Actual future results and trends may differ materially from historical results or those anticipated depending upon factors including, but not limited to, the near-term growth expectations for lubricants, household products and heavy-duty hand cleaners in the Americas, the impact of changes in product distribution, competition for shelf

space, plans for product and promotional innovation, the impact of new product introductions on the growth of sales, the impact of customer mix and raw material, component and finished goods costs on gross margins, the impact of promotions on sales, the rate of sales growth in the Asia-Pacific region, direct European countries and Eastern Europe, the impact of changes in inventory management, the effect of future income tax provisions and audit outcomes on tax rates, the amount of future capital expenditures, foreign currency exchange rates and fluctuations in those rates, the effects of, and changes in, worldwide economic conditions, legal proceedings and the other risk factors identified in Item 1A.

Readers also should be aware that while the Company does, from time to time, communicate with securities analysts, it is against the Company's policy to disclose to them any material non-public information or other confidential commercial information. Accordingly, shareholders or readers should not assume that the Company agrees with any statement or report issued by any analyst irrespective of the content of the statement or report. Further, the Company has a policy against confirming financial forecasts or projections issued by others. Accordingly, to the extent that reports issued by securities analysts contain any projections, forecasts or opinions, such reports are not the responsibility of the Company.

ITEM 7A – Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk

The Company is exposed to a variety of risks, including foreign currency fluctuations. In the normal course of its business, the Company employs established policies and procedures to manage its exposure to fluctuations in foreign currency values and changes in the market value of its investments.

The Company's objective in managing its exposure to foreign currency exchange rate fluctuations is to reduce the impact of adverse fluctuations in earnings and cash flows associated with foreign currency exchange rate changes. Accordingly, the Company's U.K. subsidiary utilizes foreign currency forward contracts in accordance with SFAS No. 52, "Foreign Currency Translation," to limit its exposure on converting cash and accounts receivable balances maintained in non-functional currencies. The Company regularly monitors its foreign exchange exposures to ensure the overall effectiveness of its foreign currency hedge positions. However, there can be no assurance the Company's foreign currency hedging activities will substantially offset the impact of fluctuations in currency exchange rates on its results of operations and financial position. While the Company engages in foreign currency hedging activity to reduce its risk, for accounting purposes, none of the foreign currency forward contracts are designated as hedges.

Interest Rate Risk

As of August 31, 2007, the Company had $53.6 million remaining on an original $75 million, 7.28% fixed-rate term loan. As a result of the fixed interest rate on the term loan, the Company is not currently exposed to interest rate risk.

ITEM 8 – Financial Statements and Supplementary Data

The Company's consolidated financial statements at August 31, 2007 and 2006 and for each of the three years in the period ended August 31, 2007, and the Report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, are included in this Annual Report on Form 10-K in Item 15.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table sets forth certain unaudited quarterly consolidated financial information for each of the two years in the period ended August 31, 2007. Amounts are presented in thousands, except for earnings per share data.

QUARTER ENDED:	NET SALES	GROSS PROFIT	NET INCOME	DILUTED EARNINGS PER COMMON SHARE
November 30, 2005	$ 67,215	$ 32,314	$ 7,513	$0.45
February 28, 2006	71,480	34,276	7,231	0.43
May 31, 2006	73,052	35,419	7,046	0.42
August 31, 2006	75,169	36,391	6,322	0.37
	$286,916	$138,400	$28,112	$1.66[1]
November 30, 2006	$ 71,956	$ 34,473	$ 5,694	$0.33
February 28, 2007	79,331	39,038	8,939	0.52
May 31, 2007	77,581	36,867	7,644	0.44
August 31, 2007	78,948	38,484	9,257	0.54
	$307,816	$148,862	$31,534	$1.83

[1] Amounts in table may not total due to rounding.

ITEM 9 – Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

Not applicable.

ITEM 9A – Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The term " disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities and Exchange Act of 1934 (Exchange Act). The term disclosure controls and procedures means controls and other procedures of a Company that are designed to ensure the information required to be disclosed by the Company in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a Company in the reports that it files or submits under the Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures. The Company's chief executive officer and chief financial officer have evaluated the effectiveness of the Company's disclosure controls and procedures as of August 31, 2007, the end of the period covered by this report (the Evaluation Date), and they have concluded that, as of the Evaluation Date, such controls and procedures were effective at ensuring that required information will be disclosed on a timely basis in the Company's reports filed under the Exchange Act. Although management believes the Company's existing disclosure controls and procedures are adequate to enable the Company to comply with its disclosure obligations, management continues to review and update such controls and procedures. The Company has a disclosure committee, which consists of certain members of the Company's senior management.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act rule 13a-15(f). Under the supervision and with the participation of our

Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting is effective as of August 31, 2007.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

For the quarter ended August 31, 2007, there were no significant changes to the Company's internal control over financial reporting that materially affected, or would be reasonably likely to materially affect, its internal control over financial reporting.

ITEM 9B – Other Information

Not applicable.

PART III

ITEM 10 – Directors and Executive Officers of the Registrant

Certain information required by this item is set forth under the captions "Security Ownership of Directors and Executive Officers," "Nominees for Election as Directors," "Compensation Committee Interlocks and Insider Participation," "Audit Committee" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement to be filed with the Securities and Exchange Commission in connection with the 2007 Annual Meeting of Stockholders on December 11, 2007 (the Proxy Statement), which information is incorporated by reference herein. Additional information concerning executive officers of the Registrant required by this item is included in this Annual Report on Form 10-K under the heading, "Executive Officers of the Registrant" following Item 4 of Part I.

The registrant has a financial reporting code of ethics applicable to its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. A copy of the code of ethics applicable to such persons may be found on the Registrant's internet website on the Officers & Directors link from the Investor Relations page at www.wd40.com.

ITEM 11 – Executive Compensation

The information required by this item is incorporated by reference to the Proxy Statement under the headings "Board of Directors Compensation", "Compensation Discussion & Analysis," "Compensation Committee Report," "Executive Compensation," "Supplemental Death and Retirement Benefit Plans" and "Change of Control Severance Agreements."

ITEM 12 – Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Certain information required by this item is incorporated by reference to the Proxy Statement under the headings "Principal Security Holders" and "Security Ownership of Directors and Executive Officers."

The following table provides information regarding shares of the Company's common stock authorized for issuance under equity compensation plans as of August 31, 2007:

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,238,574	$28.91	1,037,160[1]
Equity compensation plans not approved by security holders	n/a	n/a	n/a
Total	1,238,574	$28.91	1,037,160

(1) Includes 14,493 shares available pursuant to the Company's 1999 Non-Employee Director Restricted Stock Plan.

Non-Employee Director Restricted Stock Plan

On October 28, 2003, the Board of Directors adopted the Third Amended and Restated WD-40 Company 1999 Non-Employee Director Restricted Stock Plan. The plan was approved by the Company's stockholders at the annual meeting of stockholders held on December 16, 2003. Pursuant to the plan and the director compensation policy in effect for 2007, shares were issued to non-employee directors of the Company in lieu of cash compensation of up to $32,000 according to an election to be made by the director by November 30 of the prior year. A director who held shares of the Company having a value of at least $50,000 may have elected to receive his or her annual director's fee entirely in cash. Otherwise, directors would have elected to receive restricted stock in lieu of cash in the amount of $5,500, $11,000, $16,500, $22,000, $27,500 or $32,000. The restricted shares were issued in accordance with a director's election as soon as practicable after the first day of March. The number of shares issued was equal to the amount of compensation to be paid in shares divided by 90% of the closing price of the Company's shares as of the first business day of March or other date of issuance of such shares. Restricted shares issued to a director do not become vested for resale for a period of five years or until the director's retirement from the Board following the director's 65th birthday. Unless a director has reached age 65, the shares are subject to forfeiture if, during the five-year vesting period, the director resigns from service as a director.

ITEM 13 – Certain Relationships and Related Transactions

Not Applicable.

ITEM 14 – Principal Accounting Fees and Services

The information required by this item is incorporated by reference to the Proxy Statement under the heading "Ratification of Appointment of Independent Registered Public Accounting Firm."

PART IV

ITEM 15 – Exhibits and Financial Statement Schedule

All other schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

(2) Exhibits

Exhibit No.	Description
	Articles of Incorporation and Bylaws.
3(a)	Certificate of Incorporation.
3(b)	Bylaws, incorporated by reference from the Registrant's Form 8-K filed October 20, 2005, Exhibit 3 thereto.
	Material Contracts.
	Executive Compensation Plans and Arrangements (Exhibits 10(a) through 10(l) are management contracts and compensatory plans or arrangements required to be filed as exhibits pursuant to ITEM 15(b)).
10(a)	Form of WD-40 Company Supplemental Death Benefit Plan applicable to certain executive officers of the Registrant.
10(b)	Form of Amended and Restated WD-40 Company Supplemental Retirement Benefit Plan applicable to certain executive officers of the Registrant, incorporated by reference from the Registrant's Form 10-Q filed January 9, 2007, Exhibit 10(a) thereto.
10(c)	Fourth Amendment and Restatement, WD-40 Company 1990 Incentive Stock Option Plan, incorporated by reference from the Registrant's Proxy Statement filed on November 4, 2003 (appendix thereto).
10(d)	Form of Indemnity Agreement between the Registrant and its executive officers and directors.
10(e)	Third Amended and Restated WD-40 Company 1999 Non-Employee Director Restricted Stock Plan incorporated by reference from the Registrant's Proxy Statement filed on November 4, 2003 (appendix thereto).
10(f)	Change of Control Severance Agreement between WD-40 Company and Garry O. Ridge dated February 14, 2006, incorporated by reference from the Registrant's Form 10-Q filed April 10, 2006, Exhibit 10(a) thereto.

Exhibit No.	Description
10(g)	Change of Control Severance Agreement between WD-40 Company and Michael J. Irwin dated February 14, 2006, incorporated by reference from the Registrant's Form 10-Q filed April 10, 2006, Exhibit 10(b) thereto.
10(h)	Change of Control Severance Agreement between WD-40 Company and Michael L. Freeman dated February 14, 2006, incorporated by reference from the Registrant's Form 10-Q filed April 10, 2006, Exhibit 10(c) thereto.
10(i)	Change of Control Severance Agreement between WD-40 Company and Geoffrey J. Holdsworth dated February 14, 2006, incorporated by reference from the Registrant's Form 10-Q filed April 10, 2006, Exhibit 10(d) thereto.
10(j)	Change of Control Severance Agreement between WD-40 Company and Graham P. Milner dated February 14, 2006, incorporated by reference from the Registrant's Form 10-Q filed April 10, 2006, Exhibit 10(e) thereto.
10(k)	Change of Control Severance Agreement between WD-40 Company and William B. Noble dated February 14, 2006, incorporated by reference from the Registrant's Form 10-Q filed April 10, 2006, Exhibit 10(f) thereto.
10(l)	Amended and Restated Compensation Agreement between WD-40 Company and Geoff Holdsworth dated March 27, 2007, incorporated by reference from the Registrant's Form 10-Q filed April 9, 2007, Exhibit 10(a) thereto.
21	Subsidiaries of the Registrant.
23	Consent of Independent Registered Public Accounting Firm.
31(a)	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31(b)	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32(a)	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32(b)	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

WD-40 COMPANY
Registrant

/s/ MICHAEL J. IRWIN

MICHAEL J. IRWIN
Executive Vice President
Chief Financial Officer
(Principal Financial Officer)
Date 10/25/07

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ JAY REMBOLT

JAY REMBOLT
Vice President of Finance, Controller
(Principal Accounting Officer)
Date 10/25/07

/s/ GARRY O. RIDGE

GARRY O. RIDGE
Chief Executive Officer and Director
(Principal Executive Officer)
Date 10/25/07

/s/ JOHN C. ADAMS

JOHN C. ADAMS, JR., Director
Date 10/22/07

/s/ GILES H. BATEMAN

GILES H. BATEMAN, Director
Date 10/22/07

/s/ PETER D. BEWLEY

PETER D. BEWLEY, Director
Date 10/22/07

/s/ RICHARD A. COLLATO

RICHARD A. COLLATO, Director
Date 10/22/07

/s/ MARIO L. CRIVELLO

MARIO L. CRIVELLO, Director
Date 10/22/07

/s/ LINDA A. LANG

LINDA A. LANG, Director
Date 10/22/07

/s/ GARY L. LUICK

GARY L. LUICK, Director
Date 10/22/07

/s/ KENNETH E. OLSON

KENNETH E. OLSON, Director
Date 10/22/07

/s/ NEAL E. SCHMALE

NEAL E. SCHMALE, Director
Date 10/22/07

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Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of WD-40 Company:

In our opinion, the consolidated financial statements listed in the index appearing under 15(a)(1) present fairly, in all material respects, the financial position of WD-40 Company and its subsidiaries at August 31, 2007 and August 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 of the consolidated financial statements, the Company changed its method of accounting for share-based payments during the year ended August 31, 2006.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP

San Diego, California
October 24, 2007

WD-40 Company
Consolidated Balance Sheets
August 31, 2007 and 2006

	August 31, 2007	August 31, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 61,078,000	$ 15,206,000
Trade accounts receivable, less allowance for doubtful accounts of $369,000 and $762,000	47,204,000	14,491,000
Product held at contract packagers	1,447,000	1,385,000
Inventories	13,208,000	15,269,000
Current deferred tax assets, net	4,145,000	4,331,000
Other current assets	3,489,000	4,858,000
Total current assets	130,571,000	115,540,000
Property, plant and equipment, net	8,811,000	8,940,000
Goodwill	96,409,000	96,118,000
Other intangibles, net	42,543,000	42,722,000
Investment in related party	1,015,000	972,000
Other assets	3,837,000	4,183,000
	$283,186,000	$258,475,000
Liabilities and Shareholders' Equity		
Current liabilities:		
Current portion of long-term debt	$ 10,714,000	$ 10,714,000
Accounts payable	21,854,000	11,287,000
Accounts payable to related party	1,506,000	463,000
Accrued liabilities	12,780,000	11,678,000
Accrued payroll and related expenses	6,906,000	7,485,000
Income taxes payable	97,000	2,040,000
Total current liabilities	53,857,000	43,667,000
Long-term debt	42,857,000	53,571,000
Deferred employee benefits and other long-term liabilities	2,195,000	1,895,000
Long-term deferred tax liabilities, net	16,005,000	13,611,000
Total liabilities	114,914,000	112,744,000
Commitments and contingencies (Notes 6, 7, 8 and 13)		
Shareholders' equity:		
Common stock, $.001 par value, 36,000,000 shares authorized — 17,883,299 and 17,510,668 shares issued; and 16,848,601 and 16,975,970 shares outstanding	18,000	17,000
Paid-in capital	74,836,000	62,322,000
Retained earnings	118,260,000	103,335,000
Accumulated other comprehensive income	7,504,000	5,083,000
Common stock held in treasury, at cost (1,034,698 and 534,698 shares)	(32,346,000)	(15,026,000)
Total shareholders' equity	168,272,000	155,731,000
	$283,186,000	$268,475,000

The accompanying notes are an integral part of these consolidated financial statements.

WD-40 Company
Consolidated Statements of Operations
For the Fiscal Years Ended August 31, 2007, 2006 and 2005

	2007	2006	2005
Net sales	$307,816,000	$286,916,000	$263,227,000
Cost of products sold (including cost of products acquired from related party of $19,067,000, $41,004,000 and $38,384,000 for fiscal years 2007, 2006 and 2005, respectively)	158,954,000	148,516,000	133,833,000
Gross profit	148,862,000	138,400,000	129,394,000
Operating expenses:			
Selling, general and administrative	78,520,000	71,767,000	63,529,000
Advertising and sales promotion	20,743,000	20,079,000	17,893,000
Amortization of intangible asset	583,000	532,000	552,000
	99,846,000	92,378,000	81,974,000
Income from operations	49,016,000	46,022,000	47,420,000
Other (expense) income:			
Interest expense, net of interest income of $2,093,000, $1,394,000 and $1,034,000 in fiscal years 2007, 2006 and 2005, respectively	(2,018,000)	(3,503,000)	(5,133,000)
Other income, net	177,000	339,000	578,000
Income before income taxes	47,175,000	42,858,000	42,865,000
Provision for income taxes	15,641,000	14,746,000	15,067,000
Net income	$ 31,534,000	$ 28,112,000	$ 27,798,000
Earnings per common share:			
Basic	$ 1.85	$ 1.67	$ 1.67
Diluted	$ 1.83	$ 1.66	$ 1.65
Weighted average common shares outstanding, basic	17,077,870	16,784,473	16,629,057
Weighted average common shares outstanding, diluted	17,271,242	16,912,355	16,807,399

The accompanying notes are an integral part of these consolidated financial statements.

WD-40 Company

Consolidated Statements of Shareholders' Equity and Comprehensive Income

For the Fiscal Years Ended August 31, 2007, 2006 and 2005

	Common Stock		Paid-in Capital	Unearned Stock-based Compensation	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total Shareholders' Equity	Comprehensive Income
	Shares	Amount					Shares	Amount		
Balance at August 31, 2004	17,089,015	$17,000	$49,616,000	$ —	$ 76,152,000	$1,659,000	534,698	$(15,026,000)	$112,418,000	
Issuance of common stock upon exercise of options	128,567		2,839,000						2,839,000	
Tax benefit from exercise of stock options			377,000						377,000	
Issuance of restricted common stock	4,828		158,000	(158,000)					—	
Amortization of unearned stock-based compensation—restricted stock				22,000					22,000	
Cash dividends ($0.84 per share)					(13,967,000)				(13,967,000)	
Foreign currency translation adjustment, net of tax ($16,000)						579,000			579,000	$ 579,000
Net income					27,798,000				27,798,000	27,798,000
Balance at August 31, 2005	17,222,410	17,000	52,990,000	(136,000)	89,983,000	2,238,000	534,698	(15,026,000)	130,066,000	$28,377,000
Issuance of common stock upon exercise of options	282,159		7,018,000						7,018,000	
Stock-based compensation expense—stock options			1,775,000						1,775,000	
Tax benefit from exercise of stock options			614,000						614,000	
Reclass of unearned stock-based compensation related to the restricted stock upon adoption of SFAS No. 123R			(136,000)	136,000					—	
Issuance of restricted common stock	6,099								—	
Amortization of unearned stock-based compensation—restricted stock			61,000						61,000	
Cash dividends ($0.88 per share)					(14,760,000)				(14,760,000)	
Foreign currency translation adjustment, net of tax benefit $560,000						2,845,000			2,845,000	$ 2,845,000
Net income					28,112,000				28,112,000	28,112,000
Balance at August 31, 2006	17,510,668	17,000	62,322,000	—	103,335,000	5,083,000	534,698	(15,026,000)	155,731,000	$30,957,000
Issuance of common stock upon exercise of options	368,735	1,000	9,753,000						9,754,000	
Stock-based compensation expense—stock options			1,820,000						1,820,000	
Tax benefit from exercise of stock options			842,000						842,000	
Issuance of restricted common stock	3,896								—	
Amortization of unearned stock-based compensation—restricted stock			99,000						99,000	
Cash dividends ($0.97 per share)					(16,609,000)				(16,609,000)	
Acquisition of treasury stock							500,000	(17,320,000)	(17,320,000)	
Foreign currency translation adjustment, net of tax ($51,000)						2,510,000			2,510,000	$ 2,510,000
Adjustment to initially apply SFAS No. 158, net of tax ($53,000)						(89,000)			(89,000)	
Net income					31,534,000				31,534,000	31,534,000
Balance at August 31, 2007	17,883,299	$18,000	$74,836,000	$ —	$118,260,000	$7,504,000	1,034,698	$(32,346,000)	$168,272,000	$34,044,000

The accompanying notes are an integral part of these consolidated financial statements.

WD-40 Company
Consolidated Statements of Cash Flows
For the Fiscal Years Ended August 31, 2007, 2006 and 2005

	2007	2006	2005
Cash flows from operating activities:			
Net income	$ 31,534,000	$ 28,112,000	$ 27,798,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	3,649,000	3,467,000	3,007,000
Gains on sales and disposals of property and equipment	(23,000)	(38,000)	(24,000)
Deferred income tax expense	2,336,000	1,396,000	3,474,000
Tax benefit from exercise of stock options	—	—	377,000
Excess tax benefits from exercise of stock options	(741,000)	(503,000)	—
Distributions received and equity (earnings) losses from related party, net	(43,000)	140,000	(180,000)
Stock-based compensation	1,919,000	1,836,000	22,000
Changes in assets and liabilities:			
Trade accounts receivable	(1,365,000)	1,146,000	(3,635,000)
Product held at contract packagers	(62,000)	429,000	161,000
Inventories	2,392,000	(6,889,000)	(1,655,000)
Other assets	1,362,000	1,976,000	(970,000)
Accounts payable and accrued expenses	10,388,000	(1,621,000)	3,262,000
Accounts payable to related party	1,043,000	(1,481,000)	14,000
Income taxes payable	(984,000)	147,000	(125,000)
Deferred employee benefits and other long-term liabilities	246,000	80,000	38,000
Net cash provided by operating activities	51,651,000	28,197,000	31,564,000
Cash flows from investing activities:			
Purchases of short-term investments	(224,675,000)	(31,675,000)	—
Sales of short-term investments	224,675,000	31,675,000	—
Proceeds from collections on note receivable	25,000	125,000	50,000
Capital expenditures	(2,561,000)	(2,947,000)	(3,101,000)
Proceeds from sales of property and equipment	319,000	267,000	162,000
Net cash used in investing activities	(2,217,000)	(2,555,000)	(2,889,000)
Cash flows from financing activities:			
Repayments of long-term debt	(10,714,000)	(10,714,000)	(10,000,000)
Proceeds from issuance of common stock	9,754,000	7,018,000	2,839,000
Excess tax benefits from exercise of stock options	741,000	503,000	—
Treasury stock purchases	(17,320,000)	—	—
Dividends paid	(16,609,000)	(14,760,000)	(13,967,000)
Net cash used in financing activities	(34,148,000)	(17,953,000)	(21,128,000)
Effect of exchange rate changes on cash and cash equivalents	586,000	397,000	140,000
Increase in cash and cash equivalents	15,872,000	8,086,000	7,687,000
Cash and cash equivalents at beginning of year	45,206,000	37,120,000	29,433,000
Cash and cash equivalents at end of year	$ 61,078,000	$ 45,206,000	$ 37,120,000
Supplemental disclosure of cash flow information:			
Cash paid for interest and bank fees	$ 4,118,000	$ 4,813,000	$ 5,993,000
Cash paid for income taxes, net of tax refunds received	$ 13,501,000	$ 11,016,000	$ 10,366,000

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

The Company

WD-40 Company (the Company), headquartered in San Diego, California, markets two lubricant brands known as WD-40® and 3-IN-ONE Oil®, two heavy-duty hand cleaner brands known as Lava® and Solvol®, and six household product brands known as X-14® hard surface cleaners and automatic toilet bowl cleaners, 2000 Flushes ® automatic toilet bowl cleaner, Carpet Fresh® and No Vac® rug and room deodorizers, Spot Shot® aerosol and liquid carpet stain removers and 1001® carpet and household cleaners and rug and room deodorizers.

The Company's brands are sold in various locations around the world. Lubricant brands are sold worldwide in markets such as North, Central and South America, Asia, Australia and the Pacific Rim, Europe, the Middle East and Africa. Household product brands are currently sold primarily in North America, the U.K., Australia and the Pacific Rim. Heavy-duty hand cleaner brands are sold primarily in the U.S. and Australia.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Sales Concentration

Wal-Mart Stores, Inc. is a significant U.S. mass retail customer and offers a variety of the Company's products. Sales to U.S. Wal-Mart stores accounted for approximately 9 percent of the Company's consolidated net sales during each of fiscal years 2007, 2006 and 2005. Excluding sales to U.S. Wal-Mart stores, sales to affiliates of Wal-Mart worldwide accounted for approximately 4 percent during each of fiscal years 2007, 2006 and 2005.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments purchased with an original maturity of three months or less.

Short-term Investments

Periodically, the Company invests in short-term investments. These short-term investments consist of investment grade auction rate securities classified as available-for-sale and reported at fair value with maturities that could range from 13 months to 30 years. The interest rates are reset through an auction bidding process at predetermined periods ranging from 7 to 35 days. Due to the frequent nature of the reset feature, the realized or unrealized gains or losses associated with these securities are not significant; therefore, auction rate securities are stated at cost, which approximates fair value. Purchase and sale activity of short-term investments is presented as cash flows from investing activities in the consolidated statements of cash flows. As of August 31, 2007 and 2006, the Company did not carry any short-term investments.

Trade Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write off experience and by industry and regional economic data. Account balances are charged off against the allowance when the Company feels it is probable that the receivable will not be recovered. The Company does not have any off-balance sheet credit exposure related to its customers.

The following are the changes in the allowance for doubtful accounts during the fiscal years ended August 31, 2007, 2006 and 2005.

Allowance for doubtful accounts	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions*	Balance at End of Year
Year ended August 31, 2005	$842,000	$588,000	$654,000	$776,000
Year ended August 31, 2006	$776,000	$601,000	$615,000	$762,000
Year ended August 31, 2007	$762,000	$585,000	$978,000	$369,000

* Write off (recoveries) of doubtful accounts

Product Held at Contract Packagers

The manufacturing of the Company's products is outsourced to contract packagers. These contract packagers package products to rigid specifications, and upon order from WD-40 Company, ship ready-to-sell inventory to the Company's customers. The Company transfers certain raw materials and product components to these contract packagers for use in the manufacturing process. Packagers are obligated to pay the Company for the raw materials and components upon receipt. Amounts receivable as of the balance sheet date are reported as product held at contract packagers in the accompanying consolidated balance sheets.

Inventories

Inventories are stated at the lower of cost (as determined based on the average cost method) or market. When necessary, the Company provides allowances to adjust the carrying value of its inventory to the lower of cost or market, including any costs to sell or dispose. Appropriate consideration is given to obsolescence, excessive inventory levels, product deterioration and other factors in evaluating net realizable value for the purposes of determining the lower of cost or market.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation has been computed using the straight-line method based upon estimated useful lives of ten to thirty years for buildings and improvements, three to fifteen years for machinery and equipment, five years for vehicles, three to ten years for furniture and fixtures and three to five years for software and computer equipment. Depreciation expense totaled $2.6 million, $2.3 million and $2.0 million in fiscal years 2007, 2006 and 2005, respectively. These amounts include factory depreciation expense recognized as cost of products sold totaling $0.8 million, $0.7 million and $0.5 million in fiscal years 2007, 2006 and 2005, respectively.

Software Development Costs

The Company capitalizes qualifying software costs, which are incurred during the application development stage, and amortizes them over their estimated useful lives of three to five years. The Company capitalized $0.2 million during each of the fiscal years ended August 31, 2007 and 2006 and $0.3 million during the fiscal year ended August 31, 2005. Capitalized software costs are included in property, plant and equipment in the accompanying consolidated balance sheets. Amortization expense totaled $0.4 million for each of the fiscal years ended August 31, 2007, 2006 and 2005.

Goodwill and Other Intangibles

Goodwill and other intangibles principally relate to the excess of the purchase price over the fair value of tangible assets acquired. Goodwill and intangible assets that have indefinite useful lives are tested at least annually for impairment during the Company's second fiscal quarter and otherwise as may be required.

The Company tests for goodwill impairment based on the SFAS No. 142 goodwill impairment model, which is a two-step process. First, the impairment model requires comparison of the book value of net assets to the fair value of the related reporting units that have goodwill assigned to them. If the fair value is determined to be less than book value, a second step is performed to compute the amount of impairment. In the second step, the implied fair value of goodwill is estimated as the fair value of the reporting unit used in the first step less the fair values of all other net tangible and intangible assets of the reporting unit. If the carrying amount of goodwill exceeds its implied fair market value, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill. The Company tests for impairment of intangible assets with indefinite useful lives in accordance with SFAS No. 142 based on discounted future cash flows compared to the related book values. The Company's impairment test is based on a discounted cash flow approach that requires significant management judgment and estimates with respect to, among other considerations, forecasted revenue, advertising and promotional expenses, cost of products sold, gross margins, operating margins, the success of product innovations and introductions, customer retention, tax rates, terminal growth values and the selection of appropriate discount and royalty rates.

In addition to the annual impairment tests, goodwill and intangible assets with indefinite lives are evaluated each reporting period. Goodwill is evaluated each reporting period to determine whether events and circumstances would more likely than not reduce the fair value of a reporting unit below its carrying value. Intangible assets with indefinite lives are evaluated each reporting period to determine whether events and circumstances continue to support an indefinite useful life and to determine whether any indicators of impairment exist. Indicators such as underperformance relative to historical or projected future operating results, changes in the Company's strategy for its overall business or use of acquired assets, decline in the Company's stock price for a sustained period, unexpected adverse industry or economic trends, unanticipated technological change or competitive activities, loss of key distribution, change in consumer demand, loss of key personnel and acts by governments and courts may signal that an asset has become impaired.

Intangible assets with definite lives are amortized over their useful lives and are also evaluated each reporting period to determine whether events and circumstances continue to support their remaining useful lives.

Long-lived Assets

The Company assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances indicate that the carrying value of an asset may not be recoverable Any required

impairment loss would be measured as the amount by which the asset's carrying value exceeds its fair value, which is the amount at which the asset could be bought or sold in a current transaction between willing parties, and would be recorded as a reduction in the carrying value of the related asset and a charge to results of operations. An impairment loss would be recognized when the sum of the expected future undiscounted net cash flows is less than the carrying amount of the asset. No material impairments have been identified by the Company.

Fair Value of Financial Instruments

The Company's financial instruments include cash equivalents, trade receivables, accounts payable, debt and foreign currency exchange contracts. Periodically, the Company's financial instruments may also include short-term investments. The carrying amounts of these instruments, with the exception of debt, approximate fair value because of the short maturities or variable interest rates.

The fair value of the Company's debt was approximately $55.8 million and $66.8 million at August 31, 2007 and 2006, respectively. The fair value of the Company's debt is based on discounted future cash flows using current market interest rates.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, short-term investments and accounts receivable. The Company's policy is to place its cash in high credit quality financial institutions, in investments that include operating and money market accounts and, periodically, auction-rate securities. The Company's accounts receivable are primarily derived from customers located in North America, South America, Asia-Pacific and Europe. Additionally, the Company limits its credit exposure from trade receivables by performing on-going credit evaluations of customers, as well as insuring its accounts receivable in selected markets.

Revenue Recognition

Sales are recognized as revenue at the time of delivery to the customer when risk of loss and title pass. Sales are recorded net of allowances for damaged goods and other sales returns, sales incentives, trade promotions and cash discounts.

The Company records sales incentives as a reduction of sales in its consolidated statements of operations. The Company offers on-going trade promotion programs with customers, and consumer coupon programs that require the Company to estimate and accrue the expected costs of such programs. Programs include cooperative marketing programs, shelf price reductions, coupons, rebates, consideration and allowances given to retailers for space in their stores, consideration and allowances given to obtain favorable display positions in the retailers' stores and other promotional activity. Costs related to rebates, co-operative advertising and other promotional activity are recorded upon delivery of products to customers. Costs related to coupon offers are based upon historical redemption rates and are recorded as incurred, when coupons are circulated.

Cost of Products Sold

The components of cost of products sold primarily include the cost of products manufactured on the Company's behalf by its contract packagers, net of volume and other rebates. The costs to manufacture WD-40 concentrate are also included in cost of products sold, which include direct labor, direct materials and supplies; in-bound

freight costs related to purchased raw materials; and depreciation of machinery and equipment used in the manufacturing process.

Selling, General and Administrative Expenses

The components of selling, general and administrative expenses include costs related to selling the product such as the cost of the sales force and related sales and broker commissions; freight paid to third-party companies to distribute finished goods from the Company's contract packagers to its customers; other general and administrative costs related to the Company's business such as general overhead, legal and accounting fees, insurance, and depreciation; and other employee-related costs to support marketing, human resources, finance, supply chain, information technology and research and development activities.

Shipping and Handling Costs

Shipping and handling costs included in selling, general and administrative expenses were $16.4 million, $16.3 million and $15.8 million in fiscal years 2007, 2006 and 2005, respectively.

Advertising and Sales Promotion Expenses

The Company's policy is to expense advertising and sales promotion expenses as incurred. Advertising and sales promotion expenses include costs for advertising (television, print media and internet), coupon insertion, consumer promotion, product demonstrations, public relations, agency costs, package design expenses and market research costs.

Research and Development

The Company is involved in research and development efforts that include the continual development of new products and the improvement of existing products. All research and development costs are expensed as incurred and are included in selling, general and administrative expenses. Research and development expenses were $3.8 million for each of the fiscal years ended 2007 and 2006, and $2.5 million for the fiscal year ended 2005. These expenses include general research and development activities, as well as internal staff, overhead, design testing, market research and consultants.

Income Taxes

Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax liability or asset is established for the expected future tax consequences resulting from the differences in financial reporting and tax bases of assets and liabilities. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company establishes accruals for certain tax contingencies when, despite the belief that the Company's tax return positions are fully supported, the Company believes that certain positions may be challenged and that the Company's positions may not be fully sustained. The tax contingency accruals are adjusted in light of changing facts and circumstances, such as the progress of tax audits, case law and emerging legislation The Company's tax contingency accruals are reflected as a component of income taxes payable.

U.S. income tax expense is provided on remittances of foreign earnings and on unremitted foreign earnings that are not indefinitely reinvested. Where unremitted foreign earnings are indefinitely reinvested no provision for federal and state tax expense is made.

Foreign Currency

Assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. Gains and losses from translation are included in accumulated other comprehensive income (loss). Gains or losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are included in the consolidated statements of operations as other (expense) income. Aggregate foreign currency transaction (losses) gains were ($38,000), $110,000 and $387,000 for the fiscal years ended August 31, 2007, 2006 and 2005, respectively.

The Company uses foreign currency forward contracts to reduce the risk of foreign currency transactions of one of its wholly-owned foreign subsidiaries. The principal currency affected is the Euro. Forward contracts are accounted for on a mark-to-market basis, with realized and unrealized gains or losses recognized currently. Cash flows from settlements of forward contracts are included in operating activities in the consolidated statements of cash flows. While the Company engages in foreign currency hedging activity to reduce its risk, for accounting purposes, none of the foreign exchange contracts are designated as hedges.

The Company continually monitors its positions with, and the credit quality of, the major international financial institutions which are counterparties to its foreign currency forward contracts, and has not experienced nonperformance by any of these counterparties. As a matter of policy, the Company does not purchase contracts that exceed the amount of the foreign denominated cash and accounts receivable balances. At August 31, 2007, the Company had approximately $6.4 million of foreign currency forward contracts outstanding, which mature starting in September 2007 and continue to mature through December 2007. The amount of net realized and unrealized gains and losses on the foreign currency forward contracts was not material for all periods presented.

Earnings per Share

Basic earnings per common share is calculated by dividing net income for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per common share is calculated by dividing net income for the period by the weighted average number of common shares outstanding during the period increased by the weighted average number of potentially dilutive common shares (dilutive securities) that were outstanding during the period. Dilutive securities are comprised of options granted under the Company's stock option plan.

Stock-based Compensation

Effective September 1, 2005, the Company began recording compensation expense associated with stock options in accordance with SFAS No. 123R, "Share-Based Payment". Prior to September 1, 2005, the Company accounted for stock-based compensation related to stock options under the recognition and measurement principles of Accounting Principles Board Opinion No. 25; therefore, the Company measured compensation expense for its stock option plan using the intrinsic value method, that is, as the excess, if any, of the fair market value of the Company's stock at the grant date over the amount required to be paid to acquire the stock, and provided the disclosures required by SFAS Nos. 123 and 148. The Company adopted the modified prospective transition method provided under SFAS No. 123R, and as a result, did not retroactively adjust results from prior periods. Under this transition method, compensation expense associated with stock options recognized in fiscal years 2007 and 2006 includes: 1) expense related to the remaining unvested portion of all stock option awards granted prior to September 1, 2005, based on the grant date fair value estimated in accordance with the original

provisions of SFAS No. 123; and 2) expense related to all stock option awards granted subsequent to September 1, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R.

The adoption of SFAS No. 123R also resulted in certain changes to the Company's accounting for its restricted stock awards, which is discussed in Note 10 in more detail.

Segment Information

The Company discloses certain information about the Company's operating segments, which are determined consistent with the way management organizes and evaluates financial information internally for making operating decisions and assessing performance. The Company is organized on the basis of geographical areas. In addition, management assesses revenue on the basis of products.

Recent Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115." This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157, " Fair Value Measurements." Management is currently evaluating the impact that the implementation of SFAS No. 159 may have on the Company's consolidated results of operations and financial position.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management is currently evaluating SFAS No. 157 to determine the impact, if any, on the Company's consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." FIN 48 seeks to reduce the significant diversity in practice associated with recognition and measurement in the accounting for income taxes. It applies to all tax positions accounted for in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt this interpretation as required beginning September 1, 2007. Management is currently evaluating the impact that the implementation of FIN 48 may have on the Company's consolidated results of operations and financial position.

2. Goodwill and Other Intangibles

Goodwill and other intangibles principally relate to the excess of the purchase price over the fair value of tangible assets acquired. Goodwill and intangible assets that have indefinite useful lives are tested at least annually for impairment during the Company's second fiscal quarter and otherwise as may be required. During the fiscal year 2007 second quarter, the Company tested its goodwill and indefinite-lived intangible assets for impairment. Based on this test, the Company determined that there were no instances of impairment.

Acquisition-related Goodwill

Changes in the carrying amounts of goodwill by segment for the fiscal years ended August 31, 2007 and 2006 are summarized below:

	Acquisition-related Goodwill			
	Americas	Europe	Asia-Pacific	Total
Balance as of August 31, 2005	$85,628,000	$9,018,000	$1,212,000	$95,858,000
Translation adjustments	39,000	221,000	—	260,000
Balance as of August 31, 2006	85,667,000	9,239,000	1,212,000	96,118,000
Translation adjustments	42,000	248,000	1,000	291,000
Balance as of August 31, 2007	$85,709,000	$9,487,000	$1,213,000	$96,409,000

Indefinite-lived Intangible Assets

Intangible assets, excluding goodwill, which are not amortized as they have been determined to have indefinite lives, consist of the trade names Carpet Fresh, X-14, 2000 Flushes, Spot Shot and 1001.

Changes in the carrying amounts of indefinite-lived intangibles by segment for the fiscal years ended August 31, 2007 and 2006 are summarized below:

	Indefinite-lived Intangibles			
	Americas	Europe	Asia-Pacific	Total
Balance as of August 31, 2005	$35,700,000	$3,656,000	$ —	$39,356,000
Translation adjustments	—	206,000	—	206,000
Balance as of August 31, 2006	35,700,000	3,862,000	—	39,562,000
Translation adjustments	—	231,000		231,000
Balance as of August 31, 2007	$35,700,000	$4,093,000	$ —	$39,793,000

Definite-lived Intangible Assets

The Company's definite-lived intangible asset consists of certain non-contractual customer relationships acquired in the fiscal year 2004 acquisition of the 1001 line of products.

This definite-lived intangible asset is included in the Europe segment and is being amortized on a straight-line basis over its estimated eight-year life. The following table summarizes the non-contractual customer relationships intangible asset and the related amortization:

	As of August 31,	
	2007	2006
Gross carrying amount	$ 4,800,000	$ 4,528,000
Accumulated amortization	(2,050,000)	(1,368,000)
Net carrying amount	$ 2,750,000	$ 3,160,000

	Year Ended August 31,		
	2007	2006	2005
Amortization expense	$583,000	$532,000	$552,000

The estimated amortization expense for the non-contractual customer relationships intangible asset is based on current foreign currency exchange rates, and amounts in future periods may differ from those presented due to fluctuations in those rates. The estimated amortization for the non-contractual customer relationships intangible asset in future fiscal years is as follows:

Fiscal year 2008	$ 600,000
Fiscal year 2009	600,000
Fiscal year 2010	600,000
Fiscal year 2011	600,000
Thereafter	350,000
	$2,750,000

Changes in the carrying amounts of definite-lived intangibles by segment for the fiscal years ended August 31, 2007 and 2006 are summarized below:

	Definite-lived Intangibles			
	Americas	Europe	Asia-Pacific	Total
Balance as of August 31, 2005	$ —	$3,528,000	$ —	$3,528,000
Amortization	—	(532,000)	—	(532,000)
Translation adjustments	—	164,000	—	164,000
Balance as of August 31, 2006	—	3,160,000	—	3,160,000
Amortization	—	(583,000)	—	(583,000)
Translation adjustments	—	173,000	—	173,000
Balance as of August 31, 2007	$ —	$2,750,000	$ —	$2,750,000

3. Selected Financial Statement Information

	As of August 31,	
	2007	2006
Inventories		
Raw materials and components	$ 1,004,000	$ 1,110,000
Work-in-process	1,455,000	2,196,000
Finished goods	10,749,000	11,963,000
	$ 13,208,000	$ 15,269,000
Other Current Assets		
Prepaid expenses and other	$ 3,459,000	$ 4,229,000
Federal income taxes receivable	30,000	629,000
	$ 3,489,000	$ 4,858,000
Property, Plant and Equipment, net		
Land	$ 597,000	$ 583,000
Buildings and improvements	4,559,000	4,196,000
Furniture and fixtures	1,129,000	1,090,000
Computer and office equipment	3,937,000	3,513,000
Software	3,647,000	3,207,000
Machinery, equipment and vehicles	7,663,000	7,135,000
	21,532,000	19,724,000
Less: accumulated depreciation	(12,721,000)	(10,784,000)
	$ 8,811,000	$ 8,940,000
Accrued Liabilities		
Accrued advertising and sales promotion expenses	$ 7,938,000	$ 6,854,000
Other	4,842,000	4,824,000
	$ 12,780,000	$ 11,678,000
Accrued Payroll and Related Expenses		
Accrued bonus	$ 3,185,000	$ 3,928,000
Accrued profit sharing	1,402,000	1,404,000
Accrued payroll	1,265,000	1,141,000
Accrued payroll taxes	832,000	779,000
Other	222,000	233,000
	$ 6,906,000	$ 7,485,000

4. Stock Repurchase Plan

On March 27, 2007, the Company's Board of Directors approved a share buy-back plan. Under the plan, which is in effect for up to twelve months, the Company is authorized to acquire up to $35.0 million of the Company's outstanding shares. As of August 31, 2007, the Company has acquired 500,000 shares at a total cost of $17.3 million under the plan.

5. Earnings per Common Share

The schedule below summarizes the elements included in the calculation of basic and diluted earnings per common share for the fiscal years ended August 31, 2007, 2006 and 2005.

	Year Ended August 31,		
	2007	2006	2005
Net income	$31,534,000	$28,112,000	$27,798,000
Weighted average common shares outstanding:			
Weighted average common shares outstanding, basic	17,077,870	16,784,473	16,629,057
Weighted average dilutive securities	193,372	127,882	178,342
Weighted average common shares outstanding, diluted	17,271,242	16,912,355	16,807,399

Weighted average options outstanding totaling 243,177, 359,507 and 270,455 for the fiscal years ended August 31, 2007, 2006 and 2005, respectively, were excluded from the calculation of diluted EPS, as the options have an exercise price greater than or equal to the average market value of the Company's common stock during the respective periods. For the fiscal year ended August 31, 2007, there were no additional anti-dilutive weighted average options outstanding excluded from the calculation of diluted EPS under the treasury stock method. For the fiscal year ended August 31, 2006, weighted average options outstanding totaling 198,585 were also excluded from the calculation of diluted EPS under the treasury stock method as they were anti-dilutive. These options were anti-dilutive as a result of the assumed proceeds from (i) amounts option holders must pay for exercising stock options, (ii) the amount of compensation costs for future service that the Company has not yet recognized as expense, and (iii) the amount of tax benefits that would be recorded in additional paid-in capital upon exercise of the options.

6. Long-term Debt

Long-term debt is comprised of the following:

	As of August 31,	
	2007	2006
Total debt	$ 53,571,000	$ 64,285,000
Less: current portion	(10,714,000)	(10,714,000)
Long-term debt	$ 42,857,000	$ 53,571,000

As of August 31, 2007, the Company had $53.6 million remaining on an original $75 million, 7.28% fixed-rate term loan financed through Prudential Capital. The $75 million term loan, which originated in October 2001, has a 10-year term and required interest-only payments for the first three years.

The term loan agreement has covenant requirements, which require the Company to maintain minimum consolidated net worth greater than the sum of $57 million plus 25% of consolidated net income for each fiscal quarter beginning with the first fiscal quarter of 2002, plus proceeds of all equity securities other than those issued under the Company's stock option plan. A consolidated fixed charge coverage ratio greater than 1.20:1.00 on the last day of any fiscal quarter must be maintained. The Company is also limited to a maximum ratio of funded debt to earnings before interest, taxes, depreciation and amortization (EBITDA) of 2.25 to 1.00. The term loan is collateralized by the Company's cash, property, inventory, trade receivables and intangible assets. The term loan also includes certain provisions for prepayment penalties.

The events of default under the fixed-rate term loan include the following:

- Failure to pay principal or interest when due
- Failure to comply with covenants, representations and warranties, or other terms and conditions under the credit agreements
- Commencing any proceeding for bankruptcy, insolvency, reorganization, dissolution or liquidation
- The sale, transfer, abandonment, forfeiture or disposal of the WD-40 trademark or any other trademark used in a material product line

In the event of default, the term loan may be due and callable immediately at the option of the holders.

The term loan agreement also limits the Company's ability, without prior approval from the Company's lenders, to incur additional unsecured indebtedness, sell, lease or transfer assets, place liens on properties, complete certain acquisitions, mergers or consolidations, enter into guarantee obligations, enter into related party transactions and make certain loan advances and investments.

On March 27, 2007, the Company's Board of Directors approved a share buy-back plan. As a result of the share buy-back plan, the Company's debt covenants related to its fixed-rate term loan have been revised. Under the revised debt covenants, the aggregate payments for dividends and share repurchases by the Company are limited to $35 million, plus 75% of consolidated net income for each quarter beginning March 1, 2007.

The Company is in compliance with all debt covenants as required by the term loan agreement.

The aggregate maturities of the remaining fixed-rate term loan are as follows:

Year ending August 31,	2008	$10,714,000
	2009	10,714,000
	2010	10,714,000
	2011	10,714,000
	2012	10,715,000
	Total	$53,571,000

7. Related Parties

VML Company L.L.C. (VML), a Delaware Limited Liability Company, was formed in April 2001, at which time the Company acquired a 30% membership interest. Since formation, VML has served as the Company's contract manufacturer for certain household products and acts as a warehouse distributor for other product lines of the Company. Although VML has begun to expand its business to other customers, the Company continues to be its largest customer. VML makes profit distributions to the Company and the 70% owner on a discretionary basis in proportion to each party's respective interest.

The Company has a put option to sell its interest in VML to the 70% owner, and the 70% owner has a call option to purchase the Company's interest. The sale price in each case is established pursuant to formulas based on VML's operating results.

Under Financial Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51," VML qualifies as a variable interest entity, and it has been determined

that the Company is not the primary beneficiary. The Company's investment in VML is accounted for using the equity method of accounting, and its equity in VML earnings or losses is recorded as a component of cost of products sold, as VML acts primarily as a contract manufacturer to the Company. The Company recorded equity earnings related to its investment in VML of $0.1 million for the fiscal year ended August 31, 2007, equity losses of $0.1 million for the fiscal year ended August 31, 2006 and equity earnings of $0.4 million for the fiscal year ended August 31, 2005.

The Company's maximum exposure to loss as a result of its involvement with VML was $1.0 million as of August 31, 2007. This amount represents the balance of the Company's equity investment in VML, which is presented as investment in related party on the Company's consolidated balance sheets. The Company's investment in VML as of August 31, 2006 was $1.0 million.

Cost of products sold which were purchased from VML, net of rebates and equity earnings or losses, was approximately $19.1 million, $41.0 million and $38.4 million during the fiscal years ended August 31, 2007, 2006 and 2005, respectively. The Company had product payables to VML of $1.5 million and $0.5 million at August 31, 2007 and 2006, respectively. Additionally, the Company receives rental income from VML, which is recorded as a component of other (expense) income, net. Rental income from VML was $0.2 million for each of the fiscal years ended August 31, 2007, 2006 and 2005.

During the fourth quarter of fiscal year 2006, the Company acquired $2.0 million of inventory from VML. The inventory purchased from VML consisted of certain finished goods that had been acquired from other manufacturers on behalf of the Company. As the Company transitioned to direct acquisition of these finished goods, it acquired the remaining inventory at VML.

8. Commitments and Contingencies

The Company was committed under certain non-cancelable operating leases, marketing and other agreements and capital expenditure commitments at August 31, 2007 which provide for the following future fiscal year minimum payments:

	2008	2009	2010	2011	2012	Thereafter
Operating leases	$1,461,000	$ 903,000	$483,000	$172,000	$66,000	$10,000
Marketing and other commitments	1,163,000	438,000	438,000	—	—	—
Capital expenditure commitments	2,019,000	—	—	—	—	—
	$4,643,000	$1,341,000	$921,000	$172,000	$66,000	$10,000

Rent expense was $1.3 million for the fiscal year ended August 31, 2007, and $1.1 million for each of the fiscal years ended August 31, 2006 and 2005.

The Company has relationships with various suppliers (contract manufacturers) who manufacture the Company's products. Although the Company does not have any definitive minimum purchase obligations included in the contract terms with the contract manufacturers, supply needs are communicated and the Company is committed to purchase the products produced based on orders and short-term projections provided to the contract manufacturers, ranging from two to five months. The Company is also obligated to purchase back obsolete or slow-moving inventory. The Company has acquired inventory under these commitments, the amounts of which have not been material.

In addition to the commitments to purchase products from contract manufacturers described above, the Company has also entered into commitments with other manufacturers to purchase finished goods and components of $1.1 million in fiscal year 2008.

The Company provides fixed retirement benefits to certain of its key executives under a supplemental employee retirement plan. Under the plan, the Company is committed to pay benefits to current retirees of $141,000 in fiscal year 2008 and $84,000 in each of fiscal years 2009 through 2012. Benefits payable to current employees vest upon retirement. As a result, the timing of payments and the total annual benefit payment amounts beyond fiscal year 2012 are uncertain. However, the Company has actuarially determined the present value of all future benefit payments to be $2.0 million as of August 31, 2007.

The Company is party to various claims, legal actions and complaints, including product liability litigation, arising in the ordinary course of business. With the possible exception of the legal proceedings discussed below, management is of the opinion that none of these matters is likely to have a material adverse effect on the Company's financial position, results of operations or cash flows.

On April 19, 2006, a legal action was filed against the Company in the United States District Court, Southern District of California *(Drimmer v. WD-40 Company)*. After several of the plaintiff's factual claims were dismissed by way of motion, the plaintiff filed an amended complaint on September 20, 2006, seeking class action status and alleging that the Company misrepresented that its 2000 Flushes Bleach and 2000 Flushes Blue Plus Bleach automatic toilet bowl cleaners (ATBCs) are safe for plumbing systems and unlawfully omitted to advise consumers regarding the allegedly damaging effect the use of the ATBCs has on toilet parts made of plastic and rubber. On August 24, 2007 the Company successfully defeated the plaintiff's attempt to have the case certified as a class action. The plaintiff has petitioned for permission to appeal the District Court's decision and the Company has opposed the petition. If the plaintiff is successful in an appeal and class action certification is granted in this aforementioned legal action, it is reasonably possible that the outcome could have a material adverse effect on the operating results, financial position and cash flows of the Company. There is not sufficient information to estimate the Company's exposure at this time.

The Company has been named as a defendant in an increasing number of lawsuits brought by a growing group of attorneys on behalf of individual plaintiffs who assert that exposure to products that allegedly contain benzene is a cause of certain cancers. The Company is one of many defendants in these legal proceedings whose products are alleged to contain benzene. However, the Company specifies that its suppliers provide constituent ingredients free of benzene, and the Company believes its products have always been formulated without containing benzene. Except for self-insured retention amounts applicable to each separately filed lawsuit, the Company expects that the benzene lawsuits will be adequately covered by insurance and will not have a material impact on the Company's financial condition or results of operations. The Company is vigorously defending these lawsuits in an effort to demonstrate conclusively that its products do not contain benzene, and that they have not contained benzene in prior years. The Company is unable to assess the expected cost of defense of these lawsuits in future periods. If the number of benzene lawsuits filed against the Company continues to increase, it is reasonably possible that such costs of defense may materially affect the Company's results of operations and cash flows in future periods.

As permitted under Delaware law, the Company has agreements whereby it indemnifies senior officers and directors for certain events or occurrences while the officer or director is, or was, serving at the Company's request in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company maintains Director and

Officer insurance coverage that mitigates the Company's exposure with respect to such obligations. As a result of the Company's insurance coverage, management believes that the estimated fair value of these indemnification agreements is minimal. No liabilities have been recorded for these agreements as of August 31, 2007.

From time to time, the Company enters into indemnification agreements with certain contractual parties in the ordinary course of business, including agreements with lenders, lessors, contract manufacturers, marketing distributors, customers and certain vendors. All such indemnification agreements are entered into in the context of the particular agreements and are provided in an attempt to properly allocate risk of loss in connection with the consummation of the underlying contractual arrangements. Although the maximum amount of future payments that the Company could be required to make under these indemnification agreements is unlimited, management believes that the Company maintains adequate levels of insurance coverage to protect the Company with respect to most potential claims arising from such agreements and that such agreements do not otherwise have value separate and apart from the liabilities incurred in the ordinary course of the Company's business. No liabilities have been recorded with respect to such indemnification agreements as of August 31, 2007.

9. Income Taxes

The provision for income taxes includes the following:

	Year Ended August 31,		
	2007	2006	2005
Current Tax Provision			
Federal	$ 9,681,000	$10,829,000	$ 7,729,000
State	1,432,000	953,000	1,060,000
Foreign	2,062,000	2,393,000	2,709,000
Total current	13,175,000	14,175,000	11,498,000
Deferred Tax Provision			
United States	2,285,000	401,000	3,190,000
Foreign	181,000	170,000	379,000
Total deferred	2,466,000	571,000	3,569,000
	$15,641,000	$14,746,000	$15,067,000

Income before income taxes includes approximately $8,130,000, $6,395,000 and $7,480,000 related to foreign operations for the fiscal years ended August 31, 2007, 2006 and 2005, respectively.

Deferred tax assets and deferred tax liabilities are comprised of the following:

	As of August 31,	
	2007	2006
Deferred Tax Assets		
Accrued payroll and related expenses	$ 690,000	$ 697,000
State income taxes paid	287,000	233,000
Accounts receivable	778,000	929,000
Accounts payable and accrued liabilities	2,134,000	2,098,000
Deferred employee benefits and other long-term liabilities	760,000	668,000
Stock-based compensation expense	953,000	494,000
Net operating loss	203,000	120,000
Other	453,000	540,000
Valuation allowance	(162,000)	—
Total deferred tax assets	6,096,000	5,779,000
Deferred Tax Liabilities		
Property, plant and equipment, net	(154,000)	(198,000)
Amortization of tax goodwill and intangibles	(16,529,000)	(13,551,000)
Investment in low income housing partnerships	(786,000)	(813,000)
Investment in VML partnership	(289,000)	(323,000)
Other	(198,000)	(174,000)
Total deferred tax liabilities	(17,956,000)	(15,059,000)
Net deferred tax liabilities	$(11,860,000)	$ (9,280,000)

As of August 31, 2007, the Company had foreign and state net operating loss (NOL) carryforwards of approximately $492,000 and $595,000, respectively, which begin to expire in fiscal years 2013 and 2014. The foreign net operating loss created a deferred tax asset of approximately $162,000. Utilization of this deferred tax asset is dependent upon the generation of future taxable income in this jurisdiction. At this time, management has concluded that it is not "more likely than not" that this will occur, and accordingly, has placed a valuation allowance against this deferred tax asset. In the current fiscal year, the Company used state NOL carryforwards of $1,389,000.

A reconciliation of the statutory federal income tax rate to the Company's effective tax rate follows for the fiscal years ended August 31, 2007, 2006 and 2005:

	Year Ended August 31,		
	2007	2006	2005
Amount computed at U.S. statutory federal tax rate	$16,511,000	$15,000,000	$15,003,000
State income taxes, net of federal benefit	1,083,000	1,010,000	654,000
Low income housing and research and experimentation credits	(106,000)	(177,000)	(474,000)
Benefit from qualified domestic production deduction	(268,000)	(218,000)	—
Benefit from extra territorial income deductions	(54,000)	(212,000)	(211,000)
Benefit from municipal bond interest	(435,000)	(106,000)	—
Effect of foreign operations	(815,000)	(362,000)	(141,000)
Other	(275,000)	(189,000)	236,000
	$15,641,000	$14,746,000	$15,067,000

The Company has provided for U.S. income taxes and foreign withholding taxes on the undistributed earnings of certain foreign subsidiaries not indefinitely reinvested. As of August 31, 2007, the Company has not provided for

U.S. income taxes and foreign withholding taxes on $33,113,000 of undistributed earnings of certain foreign subsidiaries indefinitely reinvested outside of the U.S. The amount of unrecognized deferred U.S. income tax liability would substantially be offset by unrecognized foreign tax credits that would be available to reduce a large portion of the U.S. liability.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." FIN 48 seeks to reduce the significant diversity in practice associated with recognition and measurement in the accounting for income taxes. It applies to all tax positions accounted for in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt this interpretation as required beginning September 1, 2007. Management is currently evaluating the impact that the implementation of FIN 48 may have on the Company's consolidated results of operations and financial position.

10. Stock-based Compensation

Effective September 1, 2005, the Company began recording compensation expense associated with stock options in accordance with SFAS No. 123R, "Share-Based Payment." Prior to September 1, 2005, the Company accounted for stock-based compensation related to stock options under the recognition and measurement principles of Accounting Principles Board Opinion No. 25; therefore, the Company measured compensation expense for its stock option plan using the intrinsic value method, that is, as the excess, if any, of the fair market value of the Company's stock at the grant date over the amount required to be paid to acquire the stock, and provided the disclosures required by SFAS Nos. 123 and 148. The Company adopted the modified prospective transition method provided under SFAS No. 123R, and as a result, did not retroactively adjust results from prior periods. Under this transition method, compensation expense associated with stock options recognized in fiscal years 2007 and 2006 includes: 1) expense related to the remaining unvested portion of all stock option awards granted prior to September 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123; and 2) expense related to all stock option awards granted subsequent to September 1, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R.

In November 2005, the FASB issued FASB Staff Position (FSP) No. FAS 123R-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards," to provide an alternate transition method ("short-cut" or "simplified" method) for the implementation of SFAS No. 123R. This FSP provides that companies may elect to use a specified short-cut method to calculate the historical pool of windfall tax benefits upon adoption of SFAS No. 123R. This method comprises (a) a computational component that establishes a beginning balance of the additional paid-in-capital pool ("APIC pool") related to employee stock-based compensation and (b) a simplified method to determine the subsequent impact on the APIC pool of employee awards that are fully vested and outstanding upon the adoption of SFAS No. 123R. The Company elected the short-cut method as set forth in this FSP to determine its APIC pool. For the fiscal year ended August 31, 2007, the Company determined that it does have a pool of windfall tax benefits.

The adoption of SFAS No. 123R also resulted in certain changes to the Company's accounting for its restricted stock awards, which is discussed below in more detail.

As a result of the adoption of SFAS No. 123R, the Company's net income included $1.8 million of compensation expense for each of the fiscal years ended August 31, 2007 and 2006; and $0.6 million and $0.5 million of income tax benefits in fiscal years ended August 31, 2007 and 2006, respectively, related to the Company's stock options. The compensation expense related to all of the Company's stock-based compensation arrangements is recorded as a component of selling, general and administrative expenses, consistent with the classification of the cash compensation paid to the related option holder. Prior to the Company's adoption of SFAS No. 123R, the Company presented tax benefits resulting from the exercise of stock options as cash flows from operating activities on the Company's consolidated statements of cash flows. SFAS No. 123R requires that cash flows resulting from tax deductions in excess of the cumulative compensation cost recognized for options exercised (excess tax benefits) be classified as cash inflows from financing activities and cash outflows from operating activities.

The Company issues new shares upon the exercise of stock options and the issuance of restricted stock.

Stock Options

At August 31, 2007, the Company had one stock option plan. Under the Company's current stock option plan, the Board of Directors may grant options to purchase up to 4,480,000 shares of the Company's common stock to officers, key employees and non-employee directors of the Company. At August 31, 2007, options for 1,022,667 shares remained available for future grant under the plan. Options cancelled due to forfeiture or expiration return to the pool available for grant. The plan is administered by the Board of Directors or its designees and provides that options granted under the plan will be exercisable at such times and under such conditions as may be determined by the Board of Directors at the time of grant of such option, however options may not be granted for terms in excess of ten years. Options outstanding under the plan have been granted with immediate vesting, vesting after one year and vesting over a period of three years. Compensation expense related to stock options granted is recognized ratably over the service vesting period for the entire option award. The total number of stock option awards expected to vest is adjusted by estimated forfeiture rates. The terms of the plan provide for the granting of options at an exercise price not less than 100 percent of the fair market value of the stock at the date of grant, as determined by the closing market value stock price on the grant date. The exercise price of all options granted during the fiscal years ended August 31, 2007, 2006 and 2005 was greater than or equal to the market value on the date of grant and, accordingly, no stock-based compensation expense for such options is reflected in net income for fiscal year 2005.

The estimated fair value of each option award granted was determined on the date of grant using the Black-Scholes option valuation model with the following weighted-average assumptions for option grants during the fiscal years ended August 31, 2007, 2006 and 2005:

	Year Ended August 31,		
	2007	2006	2005
Risk-free interest rate	4.70%	4.34%	2.90%
Expected volatility of common stock	23.89%	25.11%	41.35%
Expected dividend yield	2.81%	3.22%	2.88%
Expected option term	4.91 years	4.85 years	3.18 years

The computation of the expected term is based on a weighted average calculation combining the average life of options that have already been exercised or cancelled with the estimated life of all unexercised options. The increase in the expected term in fiscal years 2007 and 2006 compared to fiscal year 2005 is due to anticipated lower volatility in the future and to a change in the mix of employees receiving stock option awards. The

expected volatility is based on the historical volatility of the Company's stock. For option grants during the fiscal years ended August 31, 2007 and 2006, the expected volatility computation is based on the average of the volatility over the most recent one-year period, the most recent period commensurate with the expected option term and WD-40 Company's long-term mean reversion volatility. For option grants during the fiscal year ended August 31, 2005, the expected volatility computation is based on the volatility over the five-year period prior to the date of grant of such prior year options. Beginning in fiscal year 2006, the Company revised its volatility calculation method to include consideration of both long-term and short-term volatility measures in addition to volatility over the period commensurate with the expected option term. The Company expects this revised methodology to be a better predictor of future volatility. The risk-free interest rate is based on the implied yield on a U.S. Treasury constant maturity with a remaining term equal to the expected term of the option. The expected dividend yield is based on the projected annual dividend payment per share, divided by the stock price at the grant date.

A summary of the status of the Company's stock option plan as of August 31, 2007, 2006 and 2005 and of changes in options outstanding under the plan during the three years ended August 31, 2007 is as follows:

	Number of Shares		Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Options outstanding at August 31, 2004		1,269,920	$25.57		
Options granted		276,650	$27.80		
Options exercised		(128,567)	$22.08		
Options forfeited or expired		(36,107)	$28.20		
Options outstanding at August 31, 2005		1,381,896	$26.27		
Options vested and exercisable at August 31, 2005	881,871		$25.17		
Options granted		247,000	$27.35		
Options exercised		(282,159)	$24.87		
Options forfeited or expired		(28,815)	$29.04		
Options outstanding at August 31, 2006		1,317,922	$26.71		
Options vested and exercisable at August 31, 2006	870,270		$26.16		
Options granted		301,700	$35.63		
Options exercised		(368,735)	$26.45		
Options forfeited or expired		(12,313)	$32.29		
Options outstanding at August 31, 2007		1,238,574	$28.91	6.79	$7,260,000
Options vested and exercisable at August 31, 2007	767,516		$26.92	5.72	$6,029,000

The Company's determination of fair value is affected by the Company's stock price as well as a number of assumptions that require judgment. The weighted-average fair value of all options granted during the fiscal years ended August 31, 2007, 2006 and 2005, estimated as of the grant date using the Black-Scholes option valuation model, was $7.65, $5.61 and $7.28 per option, respectively. The total intrinsic value of options exercised was $3.4 million, $2.0 million, and $1.2 million during the fiscal years ended August 31, 2007, 2006 and 2005, respectively.

As of August 31, 2007, there was $1.8 million of unamortized compensation cost related to non-vested stock option awards, which is expected to be recognized over a remaining weighted-average vesting period of 1.8 years.

Cash received from stock option exercises for the fiscal years ended August 31, 2007, 2006 and 2005 was $9.8 million, $7.0 million and $2.8 million, respectively. The income tax benefits from stock option exercises totaled $1.0 million, $0.6 million and $0.4 million for the fiscal years ended August 31, 2007, 2006 and 2005, respectively.

For stock options granted prior to the adoption of SFAS No. 123R, the following table illustrates the pro forma effect on net income and earnings per common share as if the Company had applied the fair value recognition provisions of SFAS No. 123 in determining stock-based compensation for awards under the plan:

	Year Ended August 31, 2005
Net income, as reported	$27,798,000
Deduct: Total stock-based compensation expense determined under fair value-based method for all awards, net of related tax effects	(1,229,000)
Pro forma net income	$26,569,000
Earnings per common share:	
Basic - as reported	$ 1.67
Basic - pro forma	$ 1.60
Diluted - as reported	$ 1.65
Diluted - pro forma	$ 1.59

Restricted Stock

Pursuant to the Company's current Amended and Restated WD-40 Company 1999 Non-Employee Director Restricted Stock Plan (the Plan) and the director compensation policy in effect for 2007, restricted shares are issued to non-employee directors of the Company WD-40 Company in lieu of cash compensation of up to $32,000 according to an election made by each director by November of the prior year. A director who held shares of the Company having a value of at least $50,000 may have elected to receive his or her annual director's fee entirely in cash. Otherwise, directors would have elected to receive restricted stock in lieu of cash in the amount of $5,500, $11,000, $16,500, $22,000, $27,500 or $32,000. The restricted shares were issued in accordance with the director's election as soon as practicable after the first day of March. The number of shares issued was equal to the amount of compensation paid in shares divided by 90% of the closing price of the Company's shares as of the first business day of March or other date of issuance of such shares. Compensation expense related to restricted stock issued is recognized ratably over the service vesting period. Restricted shares issued to a director do not become vested for resale for a period of five years or until the director's retirement from the Board following the director's 65th birthday. Unless a director has reached age 65, the shares are subject to forfeiture if, during the five-year vesting period, the director resigns from service as a director. During the years ended August 31, 2007, 2006 and 2005, the Company issued 3,896, 6,099 and 4,828 shares of restricted stock, respectively.

In accordance with SFAS No. 123R, the fair value of restricted stock awards is estimated based on the closing market value stock price on the date of share issuance. The total number of restricted stock awards expected to vest is adjusted by estimated forfeiture rates. As of August 31, 2007, there was $286,000 of unamortized compensation cost related to non-vested restricted stock awards, which is expected to be recognized over a remaining weighted-average vesting period of 3.0 years. The unamortized compensation cost related to non-vested restricted stock awards was recorded as unearned stock-based compensation in shareholders' equity at August 31, 2005. As part of the adoption of SFAS No. 123R, such unamortized compensation cost was reclassified as a component of paid-in-capital in fiscal year 2006.

A summary of the status of the Company's restricted stock awards as of August 31, 2007 and of changes in restricted stock outstanding under the plan during the three years ended August 31, 2007 is as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value per Share
Restricted stock awards outstanding at August 31, 2004	11,091	$24.84
Shares issued	4,828	$32.62
Shares vested	(3,958)	$26.16
Shares forfeited	—	$ —
Restricted stock awards outstanding at August 31, 2005	11,961	$28.87
Shares issued	6,099	$30.32
Shares vested	(201)	$30.32
Shares forfeited	—	$ —
Restricted stock awards outstanding at August 31, 2006	17,859	$29.35
Shares issued	3,896	$32.08
Shares vested	(2,718)	$24.40
Shares forfeited	—	$ —
Restricted stock awards outstanding at August 31, 2007	19,037	$30.61

11. Other Benefit Plans

The Company has a WD-40 Company Profit Sharing/401(k) Plan and Trust (the Profit Sharing/401(k) Plan) whereby regular U.S. full-time employees who have completed certain minimum service requirements can defer a portion of their income through contributions to a trust. The Profit Sharing/401(k) Plan provides for Company contributions to the trust, as approved by the Board of Directors, as follows: 1) matching contributions to each participant up to 50% of the first 6.6% of compensation contributed by the participant; 2) fixed non-elective contributions in the amount equal to 10% of eligible compensation; and 3) a discretionary non-elective contribution in an amount to be determined by the Board of Directors up to 5% of eligible compensation. The Company's contributions are subject to overall employer contribution limits and may not exceed the amount deductible for income tax purposes. The Profit Sharing/401(k) Plan may be amended or discontinued at any time by the Company.

Total Company contribution expense for the WD-40 Company Profit Sharing/401(k) Plan during the fiscal years ended August 31, 2007, 2006 and 2005 was approximately $2,219,000, $2,117,000 and $1,781,000, respectively.

The Company's international subsidiaries have similar benefit plan arrangements, dependent upon the local applicable laws and regulations. The plans provide for Company contributions to an appropriate third party plan, as approved by the subsidiary's Board of Directors. Company contribution expense related to the international plans during the fiscal years ended August 31, 2007, 2006 and 2005 was approximately $967,000, $833,000 and $754,000, respectively.

The Company provides fixed retirement benefits to certain of its key executives under a supplemental employee retirement plan. The accumulated benefit obligation was $2,030,000 and $1,794,000 at August 31, 2007 and 2006, respectively, which is recorded as a component of deferred employee benefits and other long-term liabilities on the Company's consolidated balance sheets. The Company has historically recorded this benefit obligation as a long-term liability on its consolidated balance sheets. As a result, the implementation of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132R," did not have a material impact on the Company's consolidated

financial statements. The service and interest costs amounted to approximately $235,000, $215,000 and $205,000 for the fiscal years ended August 31, 2007, 2006 and 2005, respectively. During each of the fiscal years ended August 31, 2007, 2006 and 2005, the plan paid benefits of approximately $141,000. A weighted-average discount rate of 6.5% and a weighted-average rate of compensation increase of 4.0% were used to calculate the accumulated benefit obligation and service costs for each of the fiscal years ended August 31, 2007, 2006 and 2005.

12. Business Segments and Foreign Operations

The Company evaluates the performance of its segments and allocates resources to them based on sales, operating income and expected return. The Company is organized based on geographic location. Segment data does not include inter-segment revenues and incorporates costs from corporate headquarters into the America's segment, without allocation to other segments. The Company's segments are run independently, and as a result, there are few costs that could be considered only costs from headquarters that would qualify for allocation to other segments. The most significant portions of costs from headquarters relate to the Americas segment both as a percentage of time and sales. Therefore, any allocation to other segments would be arbitrary.

The tables below present information about reportable segments and net sales for the fiscal years ended August 31:

	The Americas	Europe	Asia-Pacific	Total
2007				
Net sales	$187,146,000	$96,485,000	$24,185,000	$307,816,000
Income from operations	$ 28,980,000	$16,711,000	$ 3,325,000	$ 49,016,000
Depreciation and amortization expense	$ 2,146,000	$ 1,370,000	$ 133,000	$ 3,649,000
Interest income	$ 1,466,000	$ 593,000	$ 34,000	$ 2,093,000
Interest expense	$ 4,098,000	$ —	$ 13,000	$ 4,111,000
Total assets	$208,456,000	$66,259,000	$ 8,471,000	$283,186,000
2006				
Net sales	$186,769,000	$79,101,000	$21,046,000	$286,916,000
Income from operations	$ 28,714,000	$13,088,000	$ 4,220,000	$ 46,022,000
Depreciation and amortization expense	$ 2,124,000	$ 1,250,000	$ 93,000	$ 3,467,000
Interest income	$ 1,153,000	$ 223,000	$ 18,000	$ 1,394,000
Interest expense	$ 4,897,000	$ —	$ —	$ 4,897,000
Total assets	$208,261,000	$55,274,000	$ 4,940,000	$268,475,000
2005				
Net sales	$176,106,000	$68,353,000	$18,768,000	$263,227,000
Income from operations	$ 30,706,000	$12,261,000	$ 4,453,000	$ 47,420,000
Depreciation and amortization expense	$ 1,682,000	$ 1,238,000	$ 87,000	$ 3,007,000
Interest income	$ 852,000	$ 161,000	$ 21,000	$ 1,034,000
Interest expense	$ 6,167,000	$ —	$ —	$ 6,167,000
Total assets	$203,716,000	$45,399,000	$ 5,138,000	$254,253,000

	Net Sales		
	2007	2006	2005
Product Line Information			
Lubricants	$216,300,000	$190,468,000	$174,084,000
Household products	85,106,000	89,822,000	82,237,000
Hand cleaners	6,410,000	6,626,000	6,906,000
	$307,816,000	$286,916,000	$263,227,000
Geographical Information			
United States	$160,904,000	$161,624,000	$154,369,000
United Kingdom	29,127,000	25,432,000	22,318,000
Other international	117,785,000	99,860,000	86,040,000
	$307,816,000	$286,916,000	$263,227,000

	Non-current Assets	
	2007	2006
Geographical Information		
United States	$126,105,000	$126,917,000
International	26,510,000	26,018,000
	$152,615,000	$152,935,000

13. Subsequent Events

On October 4, 2007, the Company's Board of Directors declared a cash dividend of $0.25 per share payable on October 31, 2007 to shareholders of record on October 18, 2007.

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BOARD OF DIRECTORS

John C. Adams Jr.
Investor
Former Chairman and CEO
AutoZone, Inc.

Giles H. Bateman
Audit Committee Chairman
Former CFO and Director
Price Club

Peter D. Bewley
Corporate Governance
Committee Chairman
Former Sr. Vice President, General Counsel and
Corporate Secretary
The Clorox Company

Richard A. Collato
Compensation Committee Chairman
President and CEO
YMCA of San Diego County

Mario Crivello
Investor

Linda Lang
Finance Committee Chairman
Chairman & CEO
Jack in the Box, Inc.

Gary L. Luick
Principal
PointeBreak Solutions, Inc.

Kenneth E. Olson
Investor
Former Chairman and CEO
Proxima Corp.

Garry O. Ridge
President
Chief Executive Officer
WD-40 Company

Neal E. Schmale
Chairman of the Board
President and COO
Sempra Energy

EXECUTIVE OFFICERS

Michael L. Freeman
Division President
The Americas

Geoffrey J. Holdsworth
Manager Director, Asia/Pacific
WD-40 Company (Australia) Pty. Ltd.
Shanghai Wu Di Trading Co. Ltd.

Michael J. Irwin
Executive Vice President
Chief Financial Officer

Graham P. Milner
Executive Vice President
Global Innovation
Chief Branding Officer

William B. Noble
Managing Director, Europe
WD-40 Company (UK) Ltd.

Garry O. Ridge
President
Chief Executive Officer

OFFICERS

Ernest Bernarducci, Ph.D
Vice President, Research and Technology

Robert Busacca
Vice President, Global Quality Assurance

Nancy L. Ely
Vice President, Human Resources
Assistant Secretary

Peter Dumiak
Vice President, USA Sales (National Accts.)

Diane Gazzola
President
WD-40 Company (Canada) Ltd.

Robert Hoagland
Vice President, Information Technology

Timothy Lesmeister
Vice President, Marketing-USA

Maria Mitchell
Vice President, Corporate and Investor Relations,
Corporate Secretary

Kevin Nohelty
Vice President, Distribution and Logistics

Jay Rembolt
Vice President, Finance/Controller
Principal Accounting Officer

Rick Soares
Vice President, USA Sales—Regions

Patrick Wade
Vice President, Sourcing and Production

GENERAL COUNSEL

Gordon and Rees LLP
101 W. Broadway, Suite 1600
San Diego, California 92101

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
750 B Street, Suite 2900
San Diego, California 92101

TRANSFER AGENT and REGISTRAR

Computershare Investor Services, LLC
2 North LaSalle Street
Chicago, Illinois 60602
Phone: 312-588-4180

ANNUAL MEETING

December 11, 2007, 2:00 PM
Mission Valley Hilton
901 Camino Del Rio South
San Diego, California 92108
Phone: 619-543-9000

INVESTOR RELATIONS CONTACT

Maria M. Mitchell
Vice President Corporate and Investor Relations
Phone: 619-275-9350
Fax: 619 275-1095
mitchell@wd40.com

CORPORATE BRAND SUPPORT CENTRE

WD-40 Company
1061 Cudahy Place
San Diego, California 92110
Phone: 619-275-1400

OPERATING SUBSIDIARIES

WD-40 Company (UK) Ltd.
WD-40 Company (Canada) Ltd.
WD-40 Company (Australia) Pty. Ltd.
Shanghai Wu Di Trading Co. Ltd.
WD-40 Direct LLC

AMERICAS BRAND SUPPORT CENTRE

WD-40 Company
1061 Cudahy Place
San Diego, California 92110

EUROPEAN BRAND SUPPORT CENTRE

WD-40 Company (UK) Ltd.
Brick Close
Kiln Farm, Keynes MK11 3LJ
United Kingdom

CANADA BRAND SUPPORT CENTRE

WD-40 Company (Canada) Ltd.
555 Burnhamthorpe Rd., Ste 200
Etobicoke, Ontario M9C 2Y3
Canada

ASIA/PACIFIC BRAND SUPPORT CENTRE

WD-40 Company (Australia) Pty. Ltd.
Suite 23, 2nd Floor
41 Rawson Street
Epping, N.S.W. 2121
Australia

LISTED

NASDAQ National Market System
Symbol: WDFC
Industry Sector: Consumer Goods

COPY OF FORM 10 K

Beneficial owners may obtain without charge a copy of WD-40 Company's annual report on Form 10-K filed with the Securities and Exchange Commission (SEC) for 2007 by writing to the Corporate Secretary, WD-40 Company, P.O. Box 80607, San Diego, California 92138-0607

Corporate information as of November 8, 2007


$250
$216.3 million
$200
$150
$100
$85.1 million
$50
$6.4 million
$0
$MILLIONS
Sales down 5.3% vs. last year
Sales down 3.3% vs. last year
Sales up 13.6% vs. last year

FLAGS ON COVERS REPRESENT 103 COUNTRIES: Argentina, Australia, Canada, Chile, China, France, Germany, Hong Kong, Indonesia, Italy, Malaysia, Mexico, Philippines, Poland, Portugal, Puerto Rico, Russia, Singapore, S Korea, Spain, Taiwan, Thailand, United Arab Emirates, United Kingdom, United States. Aruba, Bangladesh, Belguim, Brazil, Bulgaria, Columbia, Cyprus, Croatia, Czech, Estonia, Ecuador, Greece, Guam, Iceland, India, Japan, Latvia, Lebanon, Martinique, Peru, Serbia, St. Lucia, Sweden, Venezuela, Vietnam, Ukraine. Azerbajan, Belarus, Bosnia, Brazil, British Virgin Islands, Brunei, Cayman Islands, Curacao, Finland, Jamaica, Jordan, Kazahkstan, Kenya, Myanmar, Oman, Pakistan, Qatar, Saudi Arabia, Slovenia, South Africa, Sri Lanka, St. Kitts & Nevis, Tobago & Trinidad, Turkey. Anguilla, Antigua, Bahamas, Barbados, Barbuda, Bermuda, British Virgin Islands, Belize, Costa Rica, Dominica, Dominican Republic, Egypt, Grenada, Guadeloupe Guatemala, Haiti, Honduras, Hungary, Republic of Ireland, Israel, Nicaragua, Panama, Slovakia, U.S. Virgin Islands, Uruguay, Yemen.

1061 CUDAHY PLACE
SAN DIEGO, CALIFORNIA 92110
WWW.WD40.COM


WD-40 Company



END